    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 2000



                                                      REGISTRATION NO. 333-35104

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 1 TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                                YOUCENTRIC, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

        NORTH CAROLINA                        7372                          56-1879797
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)        Identification Number)

                             ---------------------
                                SOUTHPARK TOWERS
                         6000 FAIRVIEW ROAD, SUITE 405
                              CHARLOTTE, NC 28210
                                 (704) 643-1000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                             ---------------------
                                THOMAS M. FEDELL
                             CHAIRMAN OF THE BOARD
                                YOUCENTRIC, INC.
                         6000 FAIRVIEW ROAD, SUITE 405
                              CHARLOTTE, NC 28210
                                 (704) 643-1000
               (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent for Service)
                             ---------------------
                                   Copies to:


       BRENT B. SILER, ESQ.               E. LYNWOOD MALLARD, ESQ.              MARK F. MCELREATH, ESQ.
      SCOTT E. PUESCHEL, ESQ.              ELIZABETH G. WREN, ESQ.               MARK C. KANALY, ESQ.
         HALE AND DORR LLP                 KILPATRICK STOCKTON LLP                 ALSTON & BIRD LLP
  1455 PENNSYLVANIA AVENUE, N.W.         3500 ONE FIRST UNION CENTER              ONE ATLANTIC CENTER
      WASHINGTON, D.C. 20004          301 S. COLLEGE STREET, SUITE 3500       1201 WEST PEACHTREE STREET
     TELEPHONE: (202) 942-8400               CHARLOTTE, NC 28202                ATLANTA, GA 30309-3424
     TELECOPY: (202) 942-8484             TELEPHONE: (704) 338-5000            TELEPHONE: (404) 881-7000
                                          TELECOPY: (704) 338-5125             TELECOPY: (404) 881-4777


                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                                 PROPOSED MAXIMUM
                                                              PROPOSED MAXIMUM       AGGREGATE          AMOUNT OF
       TITLE OF EACH CLASS OF              AMOUNT TO BE        OFFERING PRICE        OFFERING         REGISTRATION
    SECURITIES TO BE REGISTERED           REGISTERED(1)         PER SHARE(2)       AMOUNT(1)(2)          FEE(3)
---------------------------------------------------------------------------------------------------------------------
Common Stock, no par value per
 share..............................     5,750,000 Shares          $13.00           $74,750,000          $19,734
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------



    (1) Includes 750,000 shares of common stock that the underwriters have the option to purchase solely to cover over-allotment, if any.


    (2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.


    (3) Of this amount, $18,216 was paid in connection with the initial filing of this registration statement.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED AUGUST 16, 2000



                                                               [YOUCENTRIC LOGO]



                                5,000,000 SHARES


                                  COMMON STOCK


     YOUcentric, Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "YOUC." We estimate that the initial public offering price will be between $11.00 and $13.00 per share.


                             ---------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             ---------------------

                                                              PER SHARE    TOTAL
                                                              ---------    -----
Public Offering Price.......................................  $           $
Underwriting Discounts and Commissions......................  $           $
Proceeds to YOUcentric......................................  $           $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     YOUcentric has granted the underwriters an option to purchase up to 750,000 additional shares of common stock to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to
purchasers on                , 2000.


ROBERTSON STEPHENS
                DAIN RAUSCHER WESSELS
                                U.S. BANCORP PIPER JAFFRAY
                                             LEGG MASON WOOD WALKER
                                                  INCORPORATED

                The date of this prospectus is           , 2000.

                        [Artwork for Inside Front Cover]

[Diagram of a circle broken into three pieces, which are labeled "Enterprise," "Sales Partners" and "Customers," brought together at the center by a smaller, unbroken circle labeled "YOUrelate." Each of the three pieces of the broken circle contain the following sample computer screens, which are being accessed via a Web browser, such as Internet Explorer or Netscape:

- In the "Enterprise" piece, the display depicts the computer screen that one of our client's employees might use to review projected customer orders in the sales pipeline;

- In the "Sales Partners" piece, the display depicts the computer screen that one of our client's sales partners might see in the course of reviewing a customer service incident; and


- In the "Customers" piece, the display depicts the computer screen that one of our client's customers might see while making an inquiry about the status of an order.]



         We provide mass-customized e-business relationship management software solutions that enable businesses to manage and optimize their complex and rapidly evolving relationships with


              employees, customers, sales partners and suppliers.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "YOUCENTRIC," "WE," "US" AND "OUR" REFER TO YOUCENTRIC, INC.

     UNTIL           , 2000, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENT OR SUBSCRIPTION.

                             ---------------------

                               TABLE OF CONTENTS


                                                               PAGE
                                                               ----
Prospectus Summary..........................................     4
Risk Factors................................................     7
Special Notice Regarding Forward-Looking Statements.........    17
Use of Proceeds.............................................    18
Dividend Policy.............................................    18
Capitalization..............................................    19
Dilution....................................................    21
Selected Financial Data.....................................    22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    24
Business....................................................    32
Management..................................................    43
Related Party Transactions..................................    50
Principal Shareholders......................................    52
Description of Capital Stock................................    54
Shares Eligible for Future Sale.............................    57
Underwriting................................................    59
Legal Matters...............................................    63
Experts.....................................................    63
Where You Can Find More Information.........................    63
Index to Financial Statements...............................   F-1



     YOUcentric, the YOUcentric logo, YOUrelate, Jsales and Assembly Line are trademarks of YOUcentric. All other trademarks and trade names used in this prospectus are the property of their owners.

                               PROSPECTUS SUMMARY

     The following summary is qualified by the more detailed information, including our financial statements and the related notes, appearing elsewhere in this prospectus.


                                   YOUCENTRIC



     We provide a relationship management software solution that enables businesses to manage and optimize their complex and rapidly evolving relationships with employees, customers, sales partners and suppliers. Our solution can be mass-customized because it is component-based and can be configured to match the way each individual business operates and further adapted as that business evolves.



     The growth of the Web is changing the way that businesses initiate, manage and develop relationships. In order to remain competitive, businesses are implementing electronic business, or e-business, initiatives to interact with customers and business partners worldwide.



     Our Web-based product, YOUrelate(TM), significantly enhances relationship management by leveraging the availability of the Web to enable more effective, real-time collaboration among a company's employees, customers, sales partners and suppliers. Using our software solution, these users can communicate with each other and access, update and manage a common body of information relevant to their role in the business relationship. For example, our solution allows these users to create, maintain and expand shared information regarding the needs of a particular customer or the allocation of tasks in a sales campaign. Our solution is engineered using advanced Web-based technologies, such as Enterprise Java, which enable it to run on a wide variety of operating systems, networks, databases and wireless Web-enabled devices.



     Our goal is to be the leading provider of e-business relationship management software solutions. Our strategy is to:



     - exploit our emerging leadership in Web-based, mass-customized relationship management software;


     - continue to expand our direct sales force and our indirect distribution channels;

     - penetrate currently targeted vertical markets and pursue additional vertical markets;

     - continue to expand functionality to support a wide variety of wireless, Web-enabled devices;

     - expand market share by pursuing relationships with application service providers; and

     - expand our international presence.

     We were incorporated in North Carolina as Sales Vision, Inc. in October 1994 and changed our name to YOUcentric, Inc. in October 1999. Our principal executive offices are located at SouthPark Towers, 6000 Fairview Road, Suite 405, Charlotte, NC 28210 and our telephone number is (704) 643-1000 or (800) 275-4314. Our website address is www.youcentric.com. Information on our website does not constitute part of this prospectus.

                                  THE OFFERING

     Except as otherwise indicated, information in this prospectus:


     - gives effect to common and preferred stock splits effected in 1999 and 2000;



     - gives effect to the conversion of all outstanding shares of our preferred stock into 11,065,378 shares of our common stock, which will occur automatically upon the closing of this offering; and



     - assumes that the initial public offering price per share in this offering will be $12.00.



Common stock offered by YOUcentric.......  5,000,000 shares
Common stock to be outstanding after this
  offering...............................  32,101,704 shares
Use of proceeds..........................  We intend to use a portion of the net proceeds of this offering to make
                                           required payments to the holders of our
                                           Series A preferred stock upon its
                                           conversion and the remainder for sales
                                           and marketing, international expansion,
                                           research and development, and for working
                                           capital and other general corporate
                                           purposes.
Proposed Nasdaq National Market symbol...  YOUC



     The number of shares to be outstanding after this offering is based on shares outstanding at August 10, 2000 and excludes:



     - 7,896,743 shares of common stock subject to outstanding options and warrants at a weighted average exercise price of $1.54 per share; and



     - 6,923,051 additional shares of common stock reserved for issuance under our equity plans.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table is a summary of the financial data for our business. You should read this information together with the financial statements and the related notes appearing later in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the years ended December 31, 1997, 1998 and 1999, are derived from, and are qualified by reference to, our audited financial statements included in this prospectus. The statement of operations data for the six month periods ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 are derived from, and are qualified by reference to, our audited financial statements included in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996 are derived from our unaudited financial statements that are not included in this prospectus. The pro forma balance sheet data gives effect to the automatic conversion of all outstanding convertible preferred stock into common stock on the closing of this offering and our recognition of stock-based compensation expense for stock options outstanding at June 30, 2000 that vest upon the closing of this offering. The pro forma as adjusted balance sheet data also reflects the sale of the shares of common stock offered by us in this offering and our receipt and application of the estimated net proceeds, after deducting the estimated underwriting discounts and commissions, the estimated expenses that we expect to pay in connection with this offering. See Note 1 to our financial statements appearing elsewhere in this prospectus for information regarding shares used in computing basic and diluted net loss per share attributable to common shareholders.



                                                                                        SIX MONTHS
                                                YEAR ENDED DECEMBER 31,               ENDED JUNE 30,
                                      -------------------------------------------   -------------------
                                       1995    1996     1997     1998      1999       1999       2000
                                      ------   -----   ------   ------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Total revenues......................  $  193   $ 653   $1,352   $2,790   $  4,113   $  2,076   $  5,406
Net income (loss)...................     (45)      5     (181)    (846)    (7,022)    (2,143)   (21,639)
Accretion for preferred stock
  redemption feature and
  dividends.........................      --      --       --       --    (11,398)    (8,476)    (6,196)
Net income (loss) attributable to
  common shareholders...............     (45)      5     (181)    (846)   (18,420)   (10,619)   (27,835)
Basic and diluted loss per share
  attributable to common
  shareholders......................  $(0.00)  $0.00   $(0.01)  $(0.05)  $  (1.15)  $  (0.66)  $  (1.74)
Pro forma basic and diluted net loss
  per share attributable to common
  shareholders......................                                     $  (1.54)             $  (1.79)



                                                                        JUNE 30, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 10,024   $ 10,024     $ 55,381
Working capital.............................................    17,857      9,221       54,578
Stock redemption and dividends payable......................        --      8,636           --
Capital lease obligations...................................       201        201          201
Redeemable convertible preferred stock......................    53,756         --           --
Shareholders' equity (deficiency)...........................   (34,940)    10,180       64,173

                                  RISK FACTORS


     You should carefully consider the following risk factors and all other information contained in this prospectus before investing in our common stock. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future operating results and could result in a partial or complete loss of your investment.

WE HAVE A RECENT HISTORY OF LOSSES AND NEGATIVE CASH FLOW AND WE MAY NEVER BECOME OR REMAIN PROFITABLE


     Our revenues may not continue to grow and we may not be able to achieve or maintain profitability in the future. We have incurred net losses for the past three fiscal years and the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of $49.9 million. In addition, our net use of cash in operating activities totaled $7.0 million for the six months ended June 30, 2000. While we are unable to predict accurately our future operating expenses, we currently expect these expenses to increase significantly following the completion of this offering, particularly as we expand our sales and marketing and product development efforts. We have incurred and expect to continue to incur substantial non-cash stock-based compensation expenses, which will make it more difficult for us to achieve profitability. We will need to generate significant increases in revenues to achieve and maintain profitability and positive cash flow, and we may not be able to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.


OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND MAY CAUSE OUR STOCK PRICE TO DECLINE

     Our operating results are difficult to predict and are likely to fluctuate significantly on a quarterly and an annual basis due to a number of factors, many of which are outside our control. Our financial results may, as a consequence, fall short of the expectations of public market analysts or investors, which may cause the price of our common stock to decline.


     Our revenues and operating results in any quarter will depend substantially on the size and timing of software license sales and the progress of client implementations and customizations in that quarter. The timing of sales, difficulties or delays in implementation, the timing of client acceptance of our product and the lapse of client cancellation privileges, may affect our revenue recognition and may cause our operating results to vary significantly. If we have lower revenues for a particular quarter than we expect, we will likely be unable to reduce our operating expenses in time to compensate for any revenue shortfall. Therefore, any significant shortfall in revenues could have an immediate negative impact on our operating results in that quarter.



     We have a significant amount of deferred revenues related to one client contract that contains a cancellation clause. At the time this cancellation clause lapses, we will record the related deferred revenue. As a result, there may be periods in which billings in excess of earned revenues decrease even though client order bookings increase.


     In addition, the typical sales cycle of our product is long and unpredictable, generally between three and nine months. Our product is typically purchased as part of a significant enhancement to a client's information technology system. We need to educate potential clients regarding the use and benefits of our product, and our clients must often make a significant capital investment decision in order for us to achieve sales of our product. A successful sales cycle typically results in costs associated with presentations to both business and technical decision makers, as well as a proof-of-concept demonstration to establish technical fitness. Our sales cycle is affected by general business cycles and the financial condition of each prospective client, as well as our clients' fiscal year budgeting cycles.

     Other factors that could affect our operating results include:

     - changes in the mix of our sales between software licenses and services;

     - the timing and amount of our marketing, sales and product development expenses;

     - the cost and time required to develop new software products or enhancements to existing products; and

     - the introduction, timing and market acceptance of new products introduced by us or our competitors.

WE RECENTLY INTRODUCED YOURELATE, AND WE EXPECT TO DEPEND UPON SALES OF THIS ONE PRODUCT AND RELATED SERVICES FOR SUBSTANTIALLY ALL OF OUR REVENUE


     Our future financial performance will depend substantially on our ability to develop and maintain market acceptance of YOUrelate, which is based on advanced Web technologies, some of which have not yet achieved broad market acceptance. We released YOUrelate 3.0 in December 1999 and YOUrelate 3.1 in March 2000 and, as of June 30, 2000, have sold this product to only a limited number of clients, some of which are still in the implementation process. We generated substantially all of our revenues through 1999 from licenses and services related to prior products which we no longer actively market. We expect to rely on sales of YOUrelate and related services for substantially all of our revenue for the foreseeable future. Factors adversely affecting the pricing or demand for YOUrelate, such as competition, technological change, evolution in client preferences or changing technological standards, could materially harm our business and financial results. Many of these factors are beyond our control and difficult to predict. In addition, because we have a limited operating history and the market for our product is new and evolving, we cannot accurately predict either the future growth, if any, or the ultimate size of the market for our product. Therefore, the revenue and income potential of our business and our market are unproven.


THE FAILURE OF WEB-BASED E-BUSINESS RELATIONSHIP MANAGEMENT SOFTWARE TO ACHIEVE MARKET ACCEPTANCE WOULD CAUSE US TO LOSE REVENUES

     We have designed YOUrelate to be completely Web-based. The market for Web-based e-business relationship management software products is still emerging, and continued growth in demand for, and acceptance of, these products remains uncertain. The success of our business in the face of intense competition will depend on the growth of the overall market for Web-based e-business relationship management products. Many of our prospective clients are not fully aware of the potential benefits of e-business relationship management solutions and, as a result, our product may never achieve market acceptance. We have spent, and will be required to continue to spend, considerable resources educating potential clients about our product and about e-business relationship management software solutions in general. However, even with these educational efforts, market acceptance of our product may not increase. If the market for our product does not grow or grows more slowly than we anticipate, or the market turns out to have significantly less potential than we estimate, our business and financial results would suffer.

BECAUSE OUR DIRECT SALES TEAM IS CURRENTLY OUR MOST CRITICAL SALES CHANNEL, ANY FAILURE TO BUILD, TRAIN AND RETAIN THIS TEAM COULD RESULT IN LOWER REVENUES

     We currently sell our product primarily through our direct sales team, and any failure to build, train and retain this team could result in lower revenues. Our ability to increase our sales will depend on our ability to recruit, train and retain qualified sales people with the advanced skills and technical knowledge required to sell our product. There is a general shortage of the sales personnel we need, and competition for qualified personnel is intense in our industry.


     We have limited experience in establishing and maintaining a sales force. We expanded our sales team from two people at the end of 1998 to 18 people at June 30, 2000. We may be unable to hire enough qualified sales personnel to support our expansion. Even if we are able to hire as planned, doing so will be expensive, and our expanded sales organization may not be able to compete successfully against more extensive and well-funded sales and marketing operations of our current or potential competitors. In addition, expansion of our direct sales force may lead to conflict with our indirect distribution relationships, which could harm our relationships with our sales partners and clients.

ANY FAILURE TO MANAGE OUR RAPID GROWTH PROPERLY COULD STRAIN OUR RESOURCES


     Any failure to manage our rapid growth properly could compromise the quality of our product and our ability to retain key personnel and could, therefore, harm our business and financial results. We increased our total number of employees and consultants from 25 at the end of 1998 to 184 at June 30, 2000. Our recent growth has placed significant demands on management as well as on our administrative, operational and financial resources. We intend to continue to expand our operations and pursue existing and potential market opportunities.


OUR ABILITY TO GROW AS PLANNED WILL BECOME INCREASINGLY DEPENDENT ON OUR ABILITY TO ENTER INTERNATIONAL MARKETS, AND WE MAY EXPERIENCE DIFFICULTIES IN DOING SO


     A key element of our strategy is to establish our international sales presence through new distribution partners and, to a lesser extent, direct sales. The failure to expand internationally, and the difficulties inherent in doing so, could have a negative impact on our business and financial results. We currently have limited experience in marketing and distributing our product internationally, and have only limited offices and personnel located in international markets. To date, we have not received any material revenue from the sale of our product in international markets. Our failure to develop international sales could have a significant negative impact on our revenues and operating results. The establishment of an international sales presence will require significant management attention and financial resources and may not produce desired levels of revenue.



     To create an international sales presence through our direct sales force, we must continue to hire and train experienced international personnel as well as export qualified U.S. personnel to staff and manage our international operations. We must also enter into distribution relationships in international markets. If we are not able to establish and maintain successful international operations and distribution relationships, our future growth could be limited. To achieve broad acceptance in international markets, our product must not only be distributed in the language of the geographic area, but must also be localized to handle native languages, local business practices, dialects and cultures in each region. To date, we have not fully localized our product for any international market and we cannot assure you that our localization efforts will be successful. Our international business, if established, will be subject to other inherent risks, which could hurt our business and financial results, including:


     - longer accounts receivable collection cycles;

     - seasonal business activity in some parts of the world;

     - difficulties in enforcing agreements and intellectual property rights;

     - fluctuations in local economic, market and political conditions;

     - trade barriers;

     - the need for compliance with a wide variety of U.S. and foreign export regulations;

     - potential adverse tax consequences; and

     - currency exchange rate fluctuations.


WE HAVE SOLD OUR PRODUCT TO A LIMITED NUMBER OF CLIENTS IN EACH PERIOD; ANY DELAY IN SALES TO, OR IMPLEMENTATION OR ACCEPTANCE OF OUR PRODUCT BY ANY OF THESE CLIENTS COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND FINANCIAL RESULTS



     To date, we have depended on a limited number of clients for a significant portion of our revenues in each period. Although we expect the identity of our significant clients to change from period to period, we anticipate that a limited number of clients will continue to account for a significant portion of our revenues in each period. In 1999, sales of products and services to The Northern Trust Company accounted for 38.2% of our total revenues. In 1998, sales of products and services to McGraw-Hill Higher Education, AstraZeneca and Sun Microsystems accounted for 22.1%, 21.6% and 14.0%, respectively, of our total revenues. For the six months ended June 30, 2000, sales of products and services to FedEx and Agribank, FCB accounted for

45.3% and 11.2%, respectively, of our total revenues. Delays in sales to, or implementation or acceptance by, any significant clients, or our failure to broaden our client base, could harm our business and financial results.


INTENSE COMPETITION FROM OTHER TECHNOLOGY COMPANIES MAY CAUSE US TO LOSE SALES

     We expect that new competitors will continue to enter the market for Web-based e-business relationship management software as the size and visibility of the market opportunity increases, which could have a negative impact on our business and financial results. We also expect that competition will increase as a result of software industry consolidations and the formation of alliances among industry participants. Increased competition could result in pricing pressures, reduced margins or the failure of our product to achieve or maintain market acceptance.

     We currently compete with a number of companies offering products that include elements of our product's functionality. Many of these competitors have longer operating histories and significantly greater resources and name recognition than we do. We may be unable to compete successfully against these companies. We expect that competition will increase as other established and emerging companies enter our market and as new products and technologies are introduced. We currently encounter competition primarily from two principal types of competitors:

     - traditional customer relationship management, or CRM, vendors, such as Onyx, Oracle, Pivotal and Siebel; and


     - vendors of Web-based e-business products, such as BroadVision, Firepond and Kana Communications.


The success of any of these competitors in developing a successful e-business relationship management solution could cause our sales to decline and harm our business.

     In addition, we sometimes compete with systems integrators who focus on providing Web-based applications for their customers. We could also lose sales if the internal technology departments of potential clients elect to develop capabilities in-house that are similar to those offered by our product.

IF JAVA-BASED APPLICATIONS DO NOT CONTINUE TO ENJOY MARKET ACCEPTANCE, IF SOFTWARE DEVELOPERS DO NOT CONTINUE TO SUPPORT THE JAVA PROGRAMMING LANGUAGE, OR IF XML DOES NOT ACHIEVE MARKET ACCEPTANCE, WE COULD LOSE REVENUES

     Because our product is based in large part upon the Java programming language and XML, or eXtensible Markup Language, an emerging standard for sharing data over the Internet, sales of our product depend on the continued market acceptance of enterprise Java-based applications, continued development support for Java and the market acceptance of XML. If acceptance of Java-based applications diminishes, our product would become less attractive and could become uncompetitive. In addition, if the Java software developer community becomes significantly fragmented with regard to the Java standard, or if a future release of Java technology contains significant errors, our sales could be harmed.

     We anticipate that XML will achieve broad market acceptance in the near future, but it is possible that a competing standard could replace XML, in which case the market may not accept an XML-based product. If XML is replaced by a new standard, our software might not be compatible with the new standard or we might not be able to develop a product using this standard in a timely manner. Consequently, a failure of XML-based products to achieve broad market acceptance or the introduction of a competing standard could harm our business.

THE LOSS OF KEY EMPLOYEES COULD COMPROMISE OUR ABILITY TO GROW

     Our future success will depend to a significant degree upon the continued efforts and abilities of our key technical, customer support, sales and management personnel, many of whom would be difficult to replace if they were to leave for any reason. Competition for highly skilled employees with technical, management, marketing, sales, product development and other specialized training is intense and there can be no assurance that we will be successful in attracting and retaining such personnel. As a result, we may experience increased costs in order to attract and retain skilled employees. The loss of any of our senior management or other key technical, customer support, sales and marketing personnel, particularly if lost to competitors, could harm our business and financial results.

WE EXPECT TO RELY INCREASINGLY ON THIRD PARTIES TO IMPLEMENT LARGER DEPLOYMENTS OF OUR PRODUCT, WHICH COULD BE EXPENSIVE AND COULD COMPROMISE CLIENT SATISFACTION


     As we increase our reliance on third-party distribution partners to sell our product, we also expect to increase our reliance on them to implement solutions for our clients. If these distribution partners, or other third parties we engage, do not provide adequate implementation services, our clients could become dissatisfied with our product. In order to avoid dissatisfaction, we may need to provide supplemental implementation services at no additional cost to the client. We could also experience delays in revenue recognition if third party client implementation projects fall behind schedule.


IF WE FAIL TO PROVIDE ADEQUATE PROFESSIONAL SERVICE AND CUSTOMER SUPPORT, WE MAY BE UNABLE TO SUSTAIN OR GROW OUR BUSINESS

     Our ability to continue to grow, to retain current and future clients and to recognize revenues from our licenses depends in part upon the quality of our professional service and customer support operations. Failure to offer ongoing client support and adequate integration, consulting and other professional services in connection with the implementation of our product, either directly or through third parties, could cause demand for our product to decline and could cause delays in our ability to recognize revenue from the applicable license.

OUR PRODUCT MAY SUFFER FROM DEFECTS, ERRORS OR INADEQUACIES THAT MAY EXPOSE US TO LIABILITY AND COULD CAUSE US TO LOSE SALES

     Software products as complex as ours frequently contain errors or defects, especially when first introduced or when new versions are released. Any new products or releases may not be free from errors after commercial shipments have begun. In addition, two of our contractual arrangements also provide for an indefinite warranty of prior performance that survives modifications of the product by our clients. Any errors that are discovered after commercial release, or as a result of client modification, could result in a loss of revenues, delay in market acceptance, diversion of development resources, damage to our reputation or increased service and warranty costs, any of which could cause our business and financial results to suffer. Furthermore, our strategy requires that our software be able to accommodate substantial increases in the number of users concurrently using our product. We are just beginning to deploy large-scale Web-based software implementations, and none of our large-scale deployments has been operating at any customer site for an extended period of time. If our product does not perform adequately in large-scale implementations, we may lose sales, resulting in decreased revenues.

WE MAY FACE PRODUCT LIABILITY CLAIMS WHICH COULD BE COSTLY AND COULD HARM OUR REPUTATION

     Because our clients use our product for important business applications, errors, defects or other performance problems could result in financial or other damages to our clients. If our clients incur damages, they could pursue claims against us, which, if successful, could result in our having to make substantial payments. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate the provisions limiting our liability. A product liability claim brought against us, even if without merit, would likely be time-consuming and costly for us to litigate or settle, and could result in harm to our reputation among clients and potential clients.

FAILURE TO MAINTAIN AND EXPAND OUR RELATIONSHIPS WITH SOFTWARE VENDORS, SYSTEMS INTEGRATORS, CONSULTING FIRMS, APPLICATION SERVICE PROVIDERS AND OTHER DISTRIBUTION PARTNERS COULD IMPEDE ACCEPTANCE OF OUR PRODUCT, DELAY THE GROWTH OF OUR REVENUES AND HARM OUR ABILITY TO PROVIDE IMPLEMENTATION AND SUPPORT OF OUR PRODUCT


     To increase our revenues and implementation capabilities, we intend to develop and expand our relationships with software vendors, systems integrators, consulting firms, application service providers and other distribution partners. These distribution partners are important to us because they may recommend our product to their clients and implement and support our product for their clients. These companies are not contractually obligated to continue to provide implementation services for us or to sell or otherwise promote our product. We expect to rely more heavily on these types of partners in the future. Although we seek to develop and maintain relationships with these distribution partners, they may have similar or more established relationships with our competitors.

     This increased focus on indirect distribution of our software product may cause our business and financial results to suffer if we are unsuccessful in:

     - training and supervising our distribution partners;

     - providing adequate incentives to our distribution partners;

     - providing adequate service and support to our end users through our distribution partners;

     - retaining company and brand loyalty with our distribution partners and their clients; and

     - managing collection of receivables from distribution partners on a timely basis.

     If our distribution partners do not increase this segment of their business, or reduce or discontinue their relationships with us or their support of our product, our business could be harmed. Without these third parties, we would have to expand our services organization to increase the consulting and professional services that we provide to our clients and divert resources from other areas of our business. If we are required to expand our professional services capabilities, we may not be able to do so quickly enough to avoid client dissatisfaction.

OUR DISTRIBUTION PARTNERS COULD CHOOSE TO COMPETE WITH US OR WITH EACH OTHER, PURSUE RELATIONSHIPS WITH OUR COMPETITORS OR TARGET THE SAME SALES OPPORTUNITIES, ANY OF WHICH COULD HARM OUR BUSINESS

     Our system integrators, consulting firms and other distribution partners could choose to develop their own products and incorporate those products into their systems or product offerings in lieu of our product. In addition, our distribution partners may compete with one another. To the extent that one of our distribution partners views the solution or relationships we have developed with another distribution partner as competitive, it may decide to stop doing business with us, which could harm our business. Our distribution partners also have relationships with our competitors, and they could, at any time, decide to pursue those relationships in lieu of a relationship with us, which could harm our business. Our distribution partners and our direct sales force might also target the same sales opportunities, which could lead to an inefficient allocation of sales resources as we both market similar products to the same end users. These overlapping sales efforts could also negatively impact our relationships with our distribution partners and make them less willing to market our product aggressively.

OUR PRODUCT RELIES ON SOFTWARE LICENSED TO US OR OUR CLIENTS BY THIRD PARTIES

     Our product relies on software, such as Sun Microsystems' Java programming language, as well as object/relational mapping and data synchronization software, that is licensed to us or our clients on a non-exclusive basis by third-party software companies. Because our product relies on software developed and maintained by third parties, we depend on their abilities to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. The third-party software currently offered in conjunction with our product may become obsolete or incompatible with future versions of our product, which could force us to develop or identify new software solutions compatible with our own. In doing so, we may incur substantial costs and our business could suffer. Furthermore, if our current suppliers fail to continue to license their software to us, we could incur costs and experience delays as a result of having to identify and integrate alternate software into our product.


WE WILL BE OBLIGATED TO RECORD SIGNIFICANT ACCOUNTING CHARGES IN THE FUTURE IN CONNECTION WITH RECENT STOCK OPTION ISSUANCES, WHICH WILL MAKE IT MORE DIFFICULT FOR US TO ACHIEVE PROFITABILITY


     In December 1999 and in March, June and August 2000, we granted stock options to certain of our employees, consultants and a director. As of August 10, 2000, options to purchase an aggregate of 7,709,570 shares of our common stock at a weighted average exercise price of $1.56 per share were outstanding. In connection with these option grants, we will be obligated to record stock-based compensation expenses over the next several years, which will make it more difficult for us to become profitable and will contribute to fluctuations in our quarterly financial results. We will recognize these expenses proportionately over the vesting periods of the options. We currently expect the aggregate expense in connection with all of the options to be $50.8 million, of which $14.3 million is reflected in our unaudited financial statements for the six months ended June 30, 2000. In addition, because a portion of the options will become fully vested upon the closing of this offering, a significant portion of the total charge, which we currently expect to be $14.5 million, will be accelerated and recognized in the quarter in which this offering is completed, which will cause a disproportionate adverse effect on our financial performance in that quarter. The remainder of the expense will be recognized over the remaining vesting periods of the options, which range through the third quarter of 2004, and will adversely affect our quarterly financial results throughout that period.


OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, WHICH MAY FORCE US TO MAKE EXPENSIVE MODIFICATIONS TO OUR PRODUCT AND HINDER MARKET ACCEPTANCE OF OUR PRODUCT

     The market in which we compete is characterized by rapid technological change. Existing products become obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge. For example, we may need to modify our product when third parties change software, such as Java, that we integrate into our product. As a result, the life cycle of our product is difficult to estimate. To be successful, we must continue to enhance our current product line and develop new products that successfully respond to these developments. We have delayed enhancements and new product release dates in the past and may not be able to introduce enhancements or new products successfully or in a timely manner in the future. Our business and financial results would be harmed if we delay releases of new products and product enhancements, or if these products and product enhancements fail to achieve market acceptance when released. In addition, clients may defer or forego purchases of our product if our competitors or major vendors introduce or announce new products or product enhancements that are similar to ours.

WE MAY BE UNABLE TO ACHIEVE AND MAINTAIN ADEQUATE PROTECTION OF OUR PROPRIETARY RIGHTS, AND THE FAILURE TO DO SO COULD HARM OUR BUSINESS

     Our success and ability to compete depend in part on our ability to protect our proprietary rights. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in a loss of our competitive advantage and decreased revenues. To protect our proprietary rights, we rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with consultants, vendors, clients and distribution partners. There remains a risk that existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our product and obtain and use information that we regard as proprietary.

     Other parties may breach confidentiality agreements and other protective contracts into which we have entered. We may not become aware of, or have adequate remedies in the event of, a breach. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could harm our future operating results.

WE HAVE GIVEN SOME THIRD PARTIES ACCESS TO THE SOURCE CODE TO OUR SOFTWARE AND OWNERSHIP RIGHTS TO MODIFICATIONS THEY MAKE, WHICH COULD RESULT IN LIMITATIONS ON OUR RIGHTS TO OUR SOFTWARE


     All of the contractual arrangements under which we have licensed our earlier product, Jsales, provide our clients with access to our source code for that software and allow them to modify the software. Some of these contractual arrangements provide that the client has exclusive rights to any modifications it creates; however, the client is prohibited by the provisions of our license agreement from providing to third parties any competing products it may develop based on our source code. The rights of our clients to modify our software could restrict our ability to use and exploit any of these client modifications, as well as any similar modifications we may make to either our Jsales or YOUrelate product. In addition, under a distribution agreement, the source code of our Jsales product has been placed in escrow and may be released upon a material default under the agreement or our failure to continue doing business. Furthermore, the source code to our YOUrelate product has been placed in escrow pursuant to agreements with several of our clients, and may be released if we fail to continue doing business. If our source code were to be released from these escrow arrangements, our rights to our software might be impaired.


WE MAY FACE THIRD-PARTY CLAIMS ALLEGING INFRINGEMENT OF THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD RESULT IN SIGNIFICANT EXPENSE TO US AND RESULT IN OUR LOSS OF SIGNIFICANT RIGHTS

     Software and Web-related businesses are subject to frequent litigation relating to intellectual property rights. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. This risk may increase as the number of entrants in our market increases and the functionality of our product is enhanced and overlaps with the products of other companies. Any claims against us, any purchaser or any user of our product asserting that our product infringes or may infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays, disrupt our relationships with our clients or require us to enter into royalty or licensing agreements, any of which could have a negative impact upon our operating results. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim against us is successful and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology, or redesign our products to avoid infringement, our business and financial results would be harmed.

     We are aware of another company that uses the name "Ucentric" as its corporate name and Internet domain name but which appears to be engaged in an unrelated business. While we believe that we have superior rights to the trademark "YOUcentric" in the market for e-business relationship management products, we could nevertheless become subject to a claim in the future that our trademark infringes the rights of this company. The loss or limitation of any of our rights to the trademark "YOUcentric" could harm our business.

FACTORS ADVERSELY AFFECTING THE INTERNET, INCLUDING GOVERNMENT REGULATION, COULD DECREASE DEMAND FOR OUR PRODUCT

     Because our product is based on Web technologies and relies on the infrastructure of the Internet to enable collaboration and sharing of applications and information, any factors that adversely affect acceptance of, access to or performance of the Internet could have a negative impact on the ability of our clients to use our product and could, therefore, decrease demand for our product and harm our business. Among the factors that could adversely affect Internet acceptance, access and performance are:

     - slow access and download times;

     - security concerns;

     - network problems or service disruptions that prevent users from accessing an internet server; and

     - delays in, or disputes concerning, the development and adoption of industry-wide Internet standards and protocols.

     In addition, as electronic commerce, or e-commerce, and the Internet continue to evolve, we expect that federal, state and foreign governments will adopt laws and regulations covering issues such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for e-commerce, and therefore the market for our product and services. Although many of these regulations may not apply directly to our business, we expect that laws regulating the solicitation, collection or processing of personal or consumer information could indirectly affect our business.

DIFFICULTIES AND FINANCIAL BURDENS ASSOCIATED WITH ACQUISITIONS COULD HARM OUR BUSINESS AND FINANCIAL RESULTS

     We may consider acquiring complementary businesses and technologies in the future. In the event we make an acquisition, we could incur substantial debt, assume contingent liabilities, incur one-time accounting charges, be required to amortize goodwill or issue equity securities which would dilute current shareholders' percentage ownership. Additionally, we may not be able to successfully integrate any technologies, products, personnel or operations of companies that we may acquire in the future. These difficulties could disrupt our ongoing business, distract our management and employees, and increase our expenses. If we are unable to successfully address any of these risks, our business could be seriously harmed.

OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AND COULD CONTROL MATTERS REQUIRING SHAREHOLDER APPROVAL AFTER THIS OFFERING


     Following the completion of this offering, our officers and directors together will beneficially own 76% of the outstanding shares of our common stock. As a result, these shareholders will be able to control all matters requiring shareholder approval and, thereby, our management and affairs. Matters that typically require shareholder approval include:


     - election of directors;

     - mergers or consolidations;

     - the sale of all or substantially all our assets; and

     - authority to adopt stock option and other plans under which additional shares of capital stock may be issued.

     This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which in turn could depress the market price of our common stock.

YOU WILL PAY SUBSTANTIALLY MORE FOR YOUR SHARES THAN THEIR NET TANGIBLE BOOK
VALUE

     If you purchase shares of common stock in this offering, you will pay more for your shares than their net tangible book value. This dilution is in large part because our earlier investors paid substantially less than the offering price in this offering when they purchased their shares of common stock.


OUR STOCK MAY BE SUBJECT TO SUBSTANTIAL PRICE AND VOLUME FLUCTUATIONS DUE TO A NUMBER OF FACTORS, INCLUDING THE FACT THAT WE ARE A TECHNOLOGY COMPANY, WHICH MAY PREVENT OUR SHAREHOLDERS FROM RESELLING OUR COMMON STOCK AT A PROFIT


     The securities markets have experienced significant price and volume fluctuations, and the market prices of the securities of software and other technology companies such as ours have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce our stock price regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response our stock price could decrease significantly. Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in their stock price have faced securities class action litigation. If we become the subject of securities class action litigation, we could face substantial costs and a diversion of our management's attention and resources.

THE PROVISIONS OF OUR ORGANIZATIONAL DOCUMENTS AND NORTH CAROLINA LAW MAY INHIBIT POTENTIAL ACQUISITION BIDS THAT SHAREHOLDERS MAY BELIEVE ARE DESIRABLE, AND THE MARKET PRICE OF OUR COMMON STOCK MAY BE LOWER AS A RESULT

     Following the completion of this offering, our board of directors will have the authority to issue up to 5,000,000 shares of preferred stock. The board of directors will be able to fix the price, rights, preferences, privileges and restrictions of the preferred stock in a manner that may have a negative impact on our common stock without any further vote or action by our shareholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, our stock price and the voting and other rights of our shareholders may be negatively impacted. The issuance of preferred stock may also result in the loss of voting control to other shareholders. We have no current plans to issue any shares of preferred stock following this offering.

     Following the completion of this offering, our organizational documents will contain other provisions that could have an anti-takeover effect including:

     - our board of directors will have the power to increase the number of directors and fill resulting vacancies;

     - shareholders will have limited ability to remove directors;

     - shareholders will not be able to call a special meeting of shareholders; and

     - shareholders will be required to give advance notice to nominate directors or submit proposals for consideration at shareholder meetings.

OUR BROAD DISCRETION IN USING THE PROCEEDS FROM THIS OFFERING MAY HAVE A NEGATIVE IMPACT ON OUR FINANCIAL CONDITION

     Our decisions regarding the use of the proceeds of this offering could have a negative impact on our business, operating results and financial condition. We have not identified specific uses for most of the proceeds of this offering, and we will have broad discretion in how we use them. In addition, we are unable to determine how much of the proceeds will be used for any identified purpose because circumstances regarding our planned uses of the unallocated proceeds may change. You will not have the opportunity to evaluate the economic, financial or other information we consider in deciding how to use these proceeds.

THE SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK THAT WILL BE ELIGIBLE FOR SALE IN THE NEAR FUTURE COULD CAUSE OUR STOCK PRICE TO DECLINE

     Our current shareholders hold a substantial number of shares of our common stock, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. The section headed "Shares Eligible for Future Sale" appearing later in this prospectus contains more information regarding the number of shares that may be sold in the future by our existing shareholders and option holders.

              SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this prospectus that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict or control with any certainty. The factors listed above in the section captioned "Risk Factors," as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS


     We estimate that our net proceeds from the sale of the 5,000,000 shares of common stock we are offering will be approximately $54.0 million, assuming an initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we will receive an additional $8.4 million.



     We will use a portion of the net proceeds to make payments to the holders of our Series A preferred stock in the amount of $8.0 million, the original purchase price of their shares, plus approximately $750,000 in accrued dividends. We will use the remaining net proceeds for sales and marketing, international expansion, research and development, working capital and for other general corporate purposes.



     We have not quantified a particular portion of the net proceeds to be used for each of these purposes. The foregoing represents our best estimate of the application of the net proceeds based upon the current state of our business operations, our current plans for expansion and the current economic and industry conditions. The net proceeds are subject to allocation among the categories stated above and to additional categories. The amount or timing of our actual expenditures will depend on numerous factors, including our profitability, our business development activities, our ability to achieve operating efficiencies and competition. Our management will have broad discretion concerning the allocation and use of a significant portion of the net proceeds. Although we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business, we currently have no specific acquisitions planned.


     Pending their use, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY


     Upon the closing of this offering, we will pay accrued dividends of approximately $750,000 to the holders of our Series A preferred stock in cash in accordance with the terms of our preferred stock. Except for that payment, we have never paid cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. We anticipate that we will retain any future earnings to finance the growth and development of our business.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of June 30, 2000:


     - on an actual basis;


     - on a pro forma basis to reflect the accrual for the $8.0 million conversion payment, the automatic conversion of all outstanding convertible preferred stock into common stock (including the issuance of additional shares of common stock to the holders of our Series B preferred stock assuming an initial public offering price of $12.00 per share) on the closing of this offering and our recognition of stock-based compensation expense for stock options outstanding at June 30, 2000 that vest upon the closing of this offering; and



     - on a pro forma as adjusted basis to reflect the sale of the shares of common stock offered by us in this offering and our receipt and application of the estimated net proceeds (including the $8.0 million conversion payment plus accrued dividends), after deducting the estimated underwriting discounts and commissions and the estimated expenses that we expect to pay in connection with this offering.



This table also reflects an amendment to our articles of incorporation to be filed immediately after the closing of this offering that will eliminate the authorized Series A and Series B redeemable convertible preferred stock following the closing of this offering.



     You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the related notes and the other financial information in this prospectus. The information provided below is unaudited.



                                                                     AS OF JUNE 30, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Cash and cash equivalents...................................  $ 10,024   $ 10,024     $  55,381
                                                              ========   ========     =========
Capital lease obligations...................................       201        201           201
Redeemable convertible preferred stock:
  Series A, no par value; 4,159,446 shares authorized,
     issued and outstanding, actual; no shares authorized,
     issued or outstanding, pro forma and pro forma as
     adjusted...............................................    25,159         --            --
  Series B, no par value; 2,911,290 shares authorized,
     2,572,376 shares issued and outstanding, actual; no
     shares authorized, issued and outstanding, pro forma
     and pro forma as adjusted..............................    28,597         --            --
Shareholders' equity (deficit):
  Common stock, no par value; 50,000,000 shares authorized,
     16,036,326 shares issued and outstanding, actual;
     100,000,000 authorized pro forma and pro forma as
     adjusted; 27,101,704 shares issued and outstanding, pro
     forma; 32,101,704 shares issued and outstanding, pro
     forma as adjusted......................................    14,934     74,562       128,555
  Accumulated other comprehensive loss......................       (12)       (12)          (12)
  Accumulated deficit.......................................   (49,862)   (64,370)      (64,370)
                                                              --------   --------     ---------
     Total shareholders' equity (deficit)...................   (34,940)    10,180        64,173
                                                              --------   --------     ---------
          Total capitalization..............................  $ 19,017   $ 10,381     $  64,374
                                                              ========   ========     =========


     The outstanding share information excludes:


     - 6,489,693 shares of common stock issuable upon the exercise of options and warrants outstanding as of June 30, 2000, at a weighted average exercise price of $0.95 per share; and

     - 1,580,100 shares of common stock reserved for future issuance as of June 30, 2000 under our equity plans.



     From June 30, 2000 to August 10, 2000, we issued options exercisable to purchase up to 1,512,050 shares of common stock at a weighted average exercise price of $4.35 per share and adopted additional equity plans with an aggregate of 6,750,000 shares reserved for issuance.



     The price at which our Series B preferred stock converts into common stock upon the completion of this offering is currently $8.01 per share, the original purchase price of these preferred securities. At this conversion price, our Series B preferred stock is convertible on a one to one and one-half basis into 3,858,555 shares of common stock. If the initial public offering price per share in this offering is less than $16.03, the conversion price of the Series B preferred stock will decrease to one-half of the initial public offering price per share; provided, however, that even if the initial public offering price is less than $12.81 per share, the conversion price will not decrease below $6.41 per share. If the conversion price of our Series B preferred stock decreases, the holders of these preferred securities will receive additional shares of common stock upon conversion; provided, however, that due to the limitation on the amount of the decrease, we will not be required to issue more than approximately 967,655 additional shares of common stock regardless of our initial public offering price.



     The following table sets forth the approximate number of additional shares of common stock that the holders of our Series B preferred stock will receive upon conversion if the initial public offering price per share in this offering price is less than $16.03 per share:



     INITIAL PUBLIC         ADJUSTED        ADDITIONAL SHARES OF COMMON STOCK
   OFFERING PRICE PER   CONVERSION PRICE   HOLDERS OF SERIES B PREFERRED STOCK
         SHARE             PER SHARE             RECEIVE UPON CONVERSION
   ------------------   ----------------   -----------------------------------
         $10.00              $6.41                       967,655
          11.00               6.41                       967,655
          12.00               6.41                       967,655
          13.00               6.50                       898,351
          14.00               7.00                       558,572
          15.00               7.50                       264,097
          16.00               8.00                         6,431

                                    DILUTION


     Our pro forma net tangible book value as of June 30, 2000 was $10.2 million, or $0.38 per share of common stock. We have calculated this amount by:



     - subtracting our total liabilities from our total tangible assets; and



     - then dividing the difference by the total number of shares of common stock that will be outstanding after giving effect to the automatic conversion of all outstanding convertible preferred stock (including the issuance of additional shares of common stock to the holders of our Series B preferred stock assuming the IPO price is $12.00)



     If we give effect to our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting the estimated underwriting discounts and commissions, the estimated offering expenses payable by us and the payment of the $8.0 million conversion payment plus accrued dividends, our adjusted pro forma net tangible book value as of June 30, 2000 would have been $68.4 million, or $2.13 per share. This amount represents an immediate dilution of $10.00 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............           $12.00
  Pro forma net tangible book value per share before this
     offering...............................................  $ 0.38
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................    1.62
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................             2.00
                                                                       ------
Dilution per share to new investors.........................           $10.00
                                                                       ======



     The following table summarizes, on the pro forma basis described above, as of June 30, 2000, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and by new investors, assuming an initial public offering price of $12.00 per share before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:



                                      SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                    --------------------   ---------------------   PRICE PER
                                      NUMBER     PERCENT     AMOUNT      PERCENT     SHARE
                                    ----------   -------   -----------   -------   ---------
Existing shareholders.............  27,101,704     84.4%   $35,920,000     37.2%    $ 1.31
New investors.....................   5,000,000     15.6     60,000,000     62.8      12.00
                                    ----------    -----    -----------    -----
          Total...................  32,101,704    100.0%   $95,513,000    100.0%    $ 2.98
                                    ==========    =====    ===========    =====



     The table above assumes no exercise of stock options and warrants outstanding at June 30, 2000. As of June 30, 2000, there were options and warrants outstanding to purchase 6,489,693 shares of common stock at a weighted average exercise price of $0.95 per share. To the extent any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA


     The following selected financial data should be read in conjunction with our financial statements and the related notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999 are derived from, and are qualified by reference to, our audited financial statements included in this prospectus. The unaudited statement of operations data for the six month periods ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 are derived from, and are qualified by reference to, our unaudited financial statements included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The balance sheet data as of December 31, 1995, 1996 and 1997 and our statements of operations data for the years ended December 31, 1995 and 1996 are derived from our unaudited financial statements that are not included in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period. In particular, results for the six months ended June 30, 2000 are not indicative of results that may be expected for the full year. The pro forma basic and diluted net loss per share attributable to common shareholders are calculated as if all of the shares of our preferred stock were converted into shares of our common stock at the earlier of the beginning of the period or as of the date of its issuance.



                                                                                                      SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                  JUNE 30,
                                                       -------------------------------------------   -------------------
                                                        1995    1996     1997     1998      1999       1999       2000
                                                       ------   -----   ------   ------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software license revenues..........................  $   91   $ 422   $1,280   $2,169   $  3,085   $  1,759   $  4,470
  Professional services and maintenance revenues.....     102     231       72      621      1,028        317        936
                                                       ------   -----   ------   ------   --------   --------   --------
    Total revenues...................................     193     653    1,352    2,790      4,113      2,076      5,406
                                                       ------   -----   ------   ------   --------   --------   --------
Operating expenses:
  Cost of software licenses, services and
    maintenance......................................      26      45       95      334        946        262      2,070
  Sales and marketing................................      19      99      401      572      3,027        874      4,458
  Research and development...........................      96     172      315    1,116      3,246      1,319      2,325
  General and administrative.........................      97     337      679    1,385      3,433      1,274      3,760
  Stock-based compensation*..........................      --      --       --       96        565        500     14,294
                                                       ------   -----   ------   ------   --------   --------   --------
    Total operating expenses.........................     238     653    1,490    3,503     11,217      4,229     26,907
                                                       ------   -----   ------   ------   --------   --------   --------
Operating income (loss)..............................     (45)      0     (138)    (713)    (7,104)    (2,153)   (21,501)
                                                       ------   -----   ------   ------   --------   --------   --------
Other income (expense), net..........................      --       5       --       (5)       105         14        355
                                                       ------   -----   ------   ------   --------   --------   --------
Income (loss) before income tax expense..............     (45)      5     (138)    (718)    (6,999)    (2,139)   (21,146)
Income tax expense...................................      --      --      (43)    (128)       (23)        (4)      (493)
                                                       ------   -----   ------   ------   --------   --------   --------
Net income (loss)....................................     (45)      5     (181)    (846)    (7,022)    (2,143)   (21,639)
                                                       ------   -----   ------   ------   --------   --------   --------
Accretion for preferred stock redemption feature and
  dividends..........................................      --      --       --       --    (11,398)    (8,476)    (6,196)
                                                       ------   -----   ------   ------   --------   --------   --------
Net income (loss) attributable to common
  shareholders.......................................  $  (45)  $   5   $ (181)  $ (846)  $(18,420)  $(10,619)  $(27,835)
                                                       ======   =====   ======   ======   ========   ========   ========
Basic and diluted net income (loss) per share
  attributable to common shareholders................  $(0.00)  $0.00   $(0.01)  $(0.05)  $  (1.15)  $  (0.66)  $  (1.74)
                                                       ======   =====   ======   ======   ========   ========   ========
Pro forma basic and diluted net loss per share
  attributable to common shareholders................                                     $  (1.54)             $  (1.79)
                                                                                          ========              ========
*Stock-based compensation:
  Cost of software licenses, services and
    maintenance......................................  $   --   $  --   $   --   $   --   $     --   $     --   $  1,845
  Sales and marketing................................      --      --       --       96        494        437      3,492
  Research and development...........................      --      --       --       --         71         63      5,435
  General and administrative.........................      --      --       --       --         --         --      3,522
                                                       ------   -----   ------   ------   --------   --------   --------
    Total............................................  $   --   $  --   $   --   $   96   $    565   $    500   $ 14,294
                                                       ======   =====   ======   ======   ========   ========   ========

                                                                                                    AS OF
                                                                 AS OF DECEMBER 31,                JUNE 30,
                                                     -------------------------------------------   --------
                                                      1995    1996     1997     1998      1999       2000
                                                     ------   -----   ------   -------   -------   --------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $   26   $ 123   $  164   $   456   $ 2,471   $ 10,024
Working capital (deficiency).......................      32      23     (138)   (1,114)   (3,404)    17,857
Total assets.......................................      44     344      405     2,824     9,820     33,665
Capital lease obligations..........................      --      --       --        91       187        201
Redeemable convertible preferred stock.............      --      --       --        --    18,963     53,756
Shareholders' equity (deficiency)..................      35      78     (149)     (899)  (21,646)   (34,940)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

OVERVIEW


     We provide a Web-based e-business relationship management software solution that enables businesses to manage their complex relationships both with employees, customers, sales partners and suppliers, which we refer to as the extended value chain. We were incorporated in October 1994 and released our first software product, Sales Object Framework, a client/server-based CRM solution, in November 1994. In March 1998, we released Jsales, a component-based CRM solution. In December 1999, we introduced YOUrelate, our component-based relationship management solution, which is engineered using advanced Web technologies.


Revenue Recognition


     We generate revenues principally from the sale of software licenses, professional services relating to implementation and customization of our software and maintenance and support services. The revenues for both the software and related customization services are included in software license revenues in our statement of operations. We have historically determined license fees primarily on a per-user basis and professional services fees primarily on a time-and-materials basis. To date, we have performed significant services under most of our license arrangements related to the customization of our product to meet the relationship management needs of our clients. As a result, we have recognized substantially all of our software license revenues under the percentage-of-completion method of contract accounting, which we apply to both the software and service elements of the arrangement in accordance with the provisions of AICPA Statement of Position No. 81-1. We measure the percentage of completion based on the ratio of implementation and customization hours performed as of each reporting date to the total estimated hours for the entire project. Although we expect to continue to recognize most of our revenue on this basis for the foreseeable future, we are currently party to one license arrangement that has a significant client cancellation provision. For this arrangement, we will recognize the related revenue when the cancellation privilege has lapsed.


     Professional services revenues that are not recognized using contract accounting are recognized on a time-and-materials basis as the services are performed, if amounts due from clients are fixed and determinable and deemed collectible by management. Maintenance revenues are recognized ratably over the related contract term, typically one year.

Clients and Client Billings


     Client billing occurs in accordance with contract terms. Amounts billed to clients in excess of amounts recognized as revenue are recorded as billings in excess of earned revenues or deferred revenues. At June 30, 2000, our billings in excess of earned revenues were $6.9 million. Of this $6.9 million, approximately $4.5 million will be recognized under the percentage-of-completion method of contract accounting. Of the remaining $2.4 million relating to two contracts containing significant client acceptance or cancellation clauses $935,000 will be recognized in the third quarter as a result of client acceptance and $1.5 million will be recognized when the cancellation privileges lapse. This recognition of revenue under contracts that we have entered into, and may enter in the future, containing similar clauses, may materially affect our results for the quarter in which acceptance occurs or cancellation privileges lapse. As a result, there may be periods in which billings in excess of earned revenues decrease even though client order bookings increase.



     At December 31, 1999, our accounts receivable were $5.7 million, which includes amounts billed for our largest software license arrangement to date. As of June 30, 2000, substantially all of our 1999 year-end accounts receivable had been collected or were being paid by our clients in accordance with contract terms.

Operating Expenses


     Beginning in mid-1999, we increased our sales and marketing expenses significantly, and we expect to continue to significantly increase these expenses in the future as we add additional sales and marketing personnel, expand our indirect distribution channels and implementation capacity, enhance our marketing efforts and establish our presence in international markets. We also invested heavily in research and development in 1999 and the first six months of 2000. All of these costs have been expensed as incurred. To enhance our product offering and market position, we believe that it will be essential for us to continue to make significant investments in research and development, and we anticipate that research and development expenses are likely to increase in future periods. As we expand our business and add additional facilities and personnel, we expect to incur additional general and administrative expenses to support this growth. In addition, we have expanded our professional services organization, including the hiring of consulting professionals, training professionals and customer support professionals. We believe these investments are necessary to help insure the satisfaction of our clients as we focus on expanding our business. Many of our operating expenses are based on our expectations of the future demand for our software and are relatively fixed in the short-term. As a result, any shortfall in revenues could adversely affect our operating results.


Stock-based Compensation

     We have granted stock options to employees and non-employees below fair market value and made stock awards to employees that require us to recognize stock-based compensation expense. For options granted to employees, we determine stock-based compensation expense based on the difference between the exercise prices of the options granted and the fair market value of our common stock. For options granted to non-employees, we determine stock-based compensation expense based on the fair value of the options granted, computed using an established option valuation formula. We will recognize the expense over the vesting periods of the options. For stock awards to employees, we determine stock-based compensation based on the fair market value of the stock at the time of the award.


     During 1999 and the six months ended June 30, 2000, we granted options to purchase a total of 6,529,170 shares of common stock to employees, consultants and a non-employee director at exercise prices below the fair market value of our common stock on the grant date. We recognized stock-based compensation expense related to these options of a total of $661,000 in 1998 and 1999 and $14.3 million during the six months ended June 30, 2000. In addition, during August 2000, we granted stock options to employees and consultants to purchase a total of 1,512,050 shares of common stock at exercise prices below the fair market value of our common stock on the grant date. We expect that the remaining stock-based compensation expense relating to all of these options will be approximately $21.5 million, of which we expect to recognize $4.7 million in the third and fourth quarters of 2000, $7.5 million in 2001, $5.1 million in 2002, $3.2 million in 2003 and $1.0 million in 2004. All of the options granted in 1999 and some of the options granted in 2000 provide for acceleration of vesting in full upon the completion of this offering. Accordingly, we will recognize additional deferred stock-based compensation expense relating to these options of approximately $14.5 million at the completion of this offering.


Preferred Stock Accretion and Dividends


     We sold shares of our Series A preferred stock in May 1999. Our Series A preferred stock has a redemption feature that requires us to redeem the shares at the option of the holder at a specified future date at a price that depends upon the fair market value of our common stock on that date, as well as a cumulative dividend feature. At each financial reporting date, we are required to measure the fair market value of the redemption feature and record any increase in that value as accretion for the preferred stock redemption feature. Accretion for preferred stock also includes the cumulative dividend for the respective period. Our net loss attributable to common shareholders is increased by the amount of these accretions. As of December 31, 1999, the fair value of the redemption feature was approximately $43.0 million and the amount recorded as accretion and dividends in 1999 was approximately $11.4 million. As of June 30, 2000, the fair value of the redemption feature was approximately $58.7 million and the total amount recorded as accretion and dividends since the issuance of the Series A Preferred Stock was approximately $17.6 million. Upon the automatic conversion of our preferred stock into common stock upon the completion of this offering, the holders of our Series A preferred stock will receive a payment required under the terms of their securities of $8.0 million, plus approximately $750,000 in accrued dividends. We intend to reflect these amounts as a dividend to common shareholders at that time, which we will include in our net loss attributable to common shareholders and our loss per share calculation for the quarter in which this offering is closed.


RESULTS OF OPERATIONS

     The following table sets forth some of the data from our statements of operations expressed as a percentage of total revenues. Period-to-period comparisons of our operating results are not indicative of our operating results for any future period.


                                                                               SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,         JUNE 30,
                                                   ------------------------    ----------------
                                                   1997     1998      1999      1999      2000
                                                   -----    -----    ------    ------    ------
Revenues:
  Software license revenues......................   94.7%    77.7%     75.0%     84.7%     82.7%
  Professional services and maintenance
     revenues....................................    5.3     22.3      25.0      15.3      17.3
                                                   -----    -----    ------    ------    ------
     Total revenues..............................  100.0    100.0     100.0     100.0     100.0
                                                   -----    -----    ------    ------    ------
Operating expenses:
  Cost of software licenses, services and
     maintenance.................................    7.0     12.0      23.0      12.6      38.3
  Sales and marketing............................   29.7     20.5      73.6      42.1      82.5
  Research and development.......................   23.3     40.0      78.9      63.5      43.0
  General and administrative.....................   50.2     49.6      83.5      61.4      69.6
  Stock-based compensation.......................     --      3.4      13.7      24.1     264.4
                                                   -----    -----    ------    ------    ------
     Total operating expenses....................  110.2    125.5     272.7     203.7     497.8
                                                   -----    -----    ------    ------    ------
Operating loss...................................  (10.2)   (25.5)   (172.7)   (103.7)   (397.8)
Other income (expense), net......................     --     (0.2)      2.5       0.7       6.6
                                                   -----    -----    ------    ------    ------
Loss before income taxes.........................  (10.2)   (25.7)   (170.2)   (103.0)   (391.2)
Income tax expense...............................   (3.2)    (4.6)     (0.5)     (0.2)     (9.1)
                                                   -----    -----    ------    ------    ------
Net loss.........................................  (13.4)%  (30.3)%  (170.7)%  (103.2)%  (400.3)%
                                                   =====    =====    ======    ======    ======



SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999



  Revenues



     Total revenues increased $3.3 million, or 160%, to $5.4 million for the six months ended June 30, 2000 from $2.1 million for the six months ended June 30, 1999.



     Software license revenues. Software license revenues increased $2.7 million, or 154%, to $4.5 million for the six months ended June 30, 2000 from $1.8 million for the six months ended June 30, 1999. The increase in software license revenues was principally due to sales in 2000 of our YOUrelate software which was introduced in December 1999. Software license revenues as a percentage of total revenues decreased to 82.7% for the six months ended June 30, 2000 from 84.7% for the six months ended June 30, 1999.



     Professional services and maintenance. Professional services and maintenance revenues increased $619,000, or 195%, to $936,000 for the six months ended June 30, 2000 from $317,000 for the six months ended June 30, 1999. This increase was attributable principally to a $290,000 increase in maintenance contracts and a $329,000 increase in consulting engagements not associated with any license arrangement. Professional services and maintenance revenues as a percentage of total revenues increased to 17.3% for the six months ended June 30, 2000 from 15.3% for the six months ended June 30, 1999.

  Operating expenses



     Cost of software licenses, services and maintenance. Cost of software licenses, services and maintenance consists primarily of salaries and other personnel-related costs for professional services and maintenance personnel, including costs of services provided by independent contractors, and costs of product documentation. Cost of software licenses, services and maintenance increased $1.8 million, or 690%, to $2.1 million for the six months ended June 30, 2000 from $262,000 for the six months ended June 30, 1999. This increase was principally due to the hiring of additional professional services personnel and consultants related to implementation and customization. Salaries, contract labor and related expenses associated with these additional personnel and consultants increased by $1.4 million in the six months ended June 30, 2000. Cost of software licenses, services and maintenance as a percentage of total revenues increased to 38.3% for the six months ended June 30, 2000 from 12.6% for the six months ended June 30, 1999.



     Sales and marketing. Sales and marketing expenses consist primarily of salaries, commissions, bonuses and other personnel-related costs for sales and marketing personnel, promotional expenses and expenses related to our efforts to increase indirect distribution channels. Sales and marketing expenses increased $3.6 million, or 410%, to $4.5 million for the six months ended June 30, 2000 from $874,000 for the six months ended June 30, 1999. The increase in sales and marketing expenses for the six months ended June 30, 2000 was principally due to a $1.6 million increase in salary expense, which reflected the hiring of additional sales and marketing personnel and a $1.4 million increase in advertising and other promotional activities. Sales and marketing expenses as a percentage of total revenues increased to 82.5% for the six months ended June 30, 2000 from 42.1% for the six months ended June 30, 1999.



     Research and development. Research and development expenses consist primarily of salaries and personnel-related costs, including costs of services provided by independent contractors, associated with the development of new products and the enhancement of our existing software, as well as the performance of quality assurance to verify the existence of a working model of a new release of the software application. Research and development expenses increased $1.0 million, or 76.3%, to $2.3 million for the six months ended June 30, 2000 from $1.3 million for the six months ended June 30, 1999. This increase was principally due to increased product development activities totalling $768,000 associated with development of the next release of YOUrelate. Research and development expenses as a percentage of total revenues decreased to 43.0% for the six months ended June 30, 2000 from 63.5% for the six months ended June 30, 1999.



     General and administrative. General and administrative expenses consist primarily of salaries and other personnel-related costs for executive, finance and other administrative functions, recruiting fees, outside professional fees, non-income related taxes and depreciation and amortization of equipment. General and administrative expenses increased $2.5 million, or 195%, to $3.8 million for the six months ended June 30, 2000 from $1.3 million for the six months ended June 30, 1999. This increase was principally due to increased personnel and related costs associated with the growth of our business and an increase in non-income related taxes. The main factors contributing to this increase included a $1.2 million increase in personnel-related costs, a $396,000 increase in recruiting fees and a $350,000 increase in consulting expenses. General and administrative expenses as a percentage of total revenues increased to 69.6% for the six months ended June 30, 2000 from 61.4% for the six months ended June 30, 1999.



     Stock-based compensation expense. Stock-based compensation expense increased $13.8 million or 2,759% to $14.3 million for the six months ended June 30, 2000 from $500,000 for the six months ended June 30, 1999. This increase was due to the vesting of stock option grants to employees and consultants. Stock-based compensation expense as a percentage of total revenues increased to 264% for the six months ended June 30, 2000 from 24.1% for the six months ended June 30, 1999. If we had allocated our stock-based compensation to our functional departments in 2000, cost of software license services and maintenance would have increased by $1.8 million, sales and marketing expenses would have increased by $3.5 million, research and development expenses would have increased by $5.4 million and general and administrative expenses would have increased by $3.5 million.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

  Revenues

     Total revenues increased $1.3 million, or 47.4%, to $4.1 million in 1999 from $2.8 million in 1998.


     Software license revenues. Software license revenues increased $916,000, or 42.2%, to $3.1 million in 1999 from $2.2 million in 1998. The increase in software license revenues was due to increased sales of our Jsales product. Software license revenues as a percentage of total revenues decreased to 75.0% in 1999 from 77.7% in 1998.



     Professional services and maintenance. Professional services and maintenance revenues increased $407,000, or 65.5%, to $1.0 million in 1999 from $621,000 in 1998. This increase was attributable principally to a $719,000 increase in maintenance contracts offset by a $312,000 decrease in consulting engagements not associated with any license arrangement. Professional services and maintenance revenues as a percentage of total revenues increased to 25.0% in 1999 from 22.3% in 1998.


  Operating expenses


     Cost of software licenses, services and maintenance. Cost of software licenses, services and maintenance increased $612,000, or 183%, to $946,000 in 1999 from $334,000 in 1998. This increase was due to the hiring of additional professional services personnel and consultants related to implementation and customization. Cost of software licenses, services and maintenance as a percentage of total revenues increased to 23.0% in 1999 from 12.0% in 1998.



     Sales and marketing. Sales and marketing expenses increased $2.5 million, or 429%, to $3.0 million in 1999 from $572,000 in 1998. The increase in sales and marketing expenses was principally due to a $1.0 million increase in personnel-related costs, reflecting the hiring of additional sales and marketing personnel, a $751,000 increase in expenses associated with expanded advertising and other promotional activities and increased sales commissions and bonuses of $1.0 million related to increased software license sales. Sales and marketing expenses as a percentage of total revenues increased to 73.6% in 1999 from 20.5% in 1998.



     Research and development. Research and development expenses increased $2.1 million, or 191%, to $3.2 million in 1999 from $1.1 million in 1998. This increase was principally due to increased product development activities associated with development of a working model of YOUrelate. This increase consisted mainly of $1.0 million in personnel-related costs and $924,000 in contract labor expense. Research and development expenses as a percentage of total revenues increased to 78.9% in 1999 from 40.0% in 1998.



     General and administrative. General and administrative expenses increased $2.0 million, or 148%, to $3.4 million in 1999 from $1.4 million in 1998. This increase was principally due to a $684,000 increase in personnel and related costs associated with the growth of our business, a $656,000 increase in non-income related taxes, and a $187,000 increase in recruiting fees. General and administrative expenses as a percentage of total revenues increased to 83.5% in 1999 from 49.6% in 1998.



     Stock-based compensation expense. Stock-based compensation expense increased $469,000 or 489% to $565,000 in 1999 from $96,000 in 1998. This increase was related principally to preferred stock awards and stock option grants to employees. Stock-based compensation expense as a percentage of total revenues increased to 13.7% in 1999 from 3.4% in 1998. If we had allocated our stock-based compensation to our functional departments in 1999, sales and marketing expenses would have increased by $494,000 and research and development expenses would have increased by $71,000.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

  Revenues


     Total revenues increased $1.4 million, or 106%, to $2.8 million in 1998 from $1.4 million in 1997.

     Software license revenues. Software license revenues increased $889,000, or 69.5%, to $2.2 million in 1998 from $1.3 million in 1997. This increase in software license revenues was principally due to an increase in sales of our products. Software license revenues as a percentage of total revenues decreased to 77.7% in 1998 from 94.7% in 1997.



     Professional services and maintenance. Professional services and maintenance revenues increased $549,000, or 763%, to $621,000 in 1998 from $72,000 in 1997. This increase was attributable principally to the increase in maintenance contracts and to a lesser extent to the number of consulting engagements, both related to increased software license sales and implementations in 1998. Professional services and maintenance revenues as a percentage of total revenues increased to 22.3% in 1998 from 5.3% in 1997.


  Operating expenses


     Cost of software licenses, services and maintenance. Cost of software licenses, services and maintenance increased $239,000, or 252%, to $334,000 in 1998 from $95,000 in 1997. This increase was due to additional professional services personnel related to implementations and customizations of an increased number of software license sales. Cost of software licenses, services and maintenance as a percentage of total revenues increased to 12.0% in 1998 from 7.0% in 1997.


     Sales and marketing. Sales and marketing expenses increased $171,000, or 42.6%, to $572,000 in 1998 from $401,000 in 1997. The increases in sales and marketing expenses reflected the hiring of an additional sales and marketing person, expanded advertising and other promotional activities and increased sales commissions and bonuses related to increased software license revenues. Sales and marketing expenses as a percentage of total revenues decreased to 20.5% in 1998 from 29.7% in 1997.


     Research and development. Research and development expenses increased $801,000, or 254%, to $1.1 million in 1998 from $315,000 in 1997. This increase was due to increased contract programming and payroll expenses associated with our development of working models for our product offering in 1998. Research and development expenses as a percentage of total revenues increased to 40.0% in 1998 from 23.3% in 1997.



     General and administrative. General and administrative expenses increased $706,000, or 104%, to $1.4 million in 1998 from $679,000 in 1997. This increase was principally due to increased personnel-related costs of $332,000 and a $122,000 increase in non-income related taxes. General and administrative expenses as a percentage of total revenues decreased to 49.6% in 1998 from 50.2% in 1997.


     Stock-based compensation expense. Stock-based compensation expense was $96,000 in 1998, or 3.4% of total revenues, related to a common stock award to an employee. We had no stock-based compensation expense in 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our unaudited statement of operations data for the last six quarters. We have prepared this unaudited information on a basis consistent with our audited financial statements, and in the opinion of our management, this information reflects all normal recurring adjustments necessary for a fair presentation of our operating results for the quarters presented.


                                                                             THREE MONTHS ENDED
                                                     -------------------------------------------------------------------
                                                     MARCH 31,    JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                                        1999        1999       1999        1999       2000        2000
                                                     ----------   --------   ---------   --------   ---------   --------
                                                                               (IN THOUSANDS)
Revenues:
  Software license revenues........................   $   475     $ 1,284     $   829    $   497    $  1,443    $ 3,027
  Professional services and maintenance revenues...       146         171         295        416         359        577
                                                      -------     -------     -------    -------    --------    -------
    Total revenues.................................       621       1,455       1,124        913       1,802      3,604
                                                      -------     -------     -------    -------    --------    -------
Operating expenses:
  Cost of software licenses, services and
    maintenance....................................        96         166         360        324         815      1,255
  Sales and marketing..............................       332         542         911      1,242       1,849      2,609
  Research and development.........................       644         675         889      1,038         876      1,449
  General and administrative.......................       573         701         706      1,453       1,682      2,078
  Stock-based compensation*........................        --         500          33         32      11,453      2,841
                                                      -------     -------     -------    -------    --------    -------
    Total operating expenses.......................     1,645       2,584       2,899      4,089      16,675     10,232
                                                      -------     -------     -------    -------    --------    -------
Operating loss.....................................    (1,024)     (1,129)     (1,775)    (3,176)    (14,873)    (6,628)
Other income (expense), net........................        (4)         18          47         44         135        220
                                                      -------     -------     -------    -------    --------    -------
Loss before income taxes...........................    (1,028)     (1,111)     (1,728)    (3,132)    (14,738)    (6,408)
Income tax expense.................................        (3)         (1)         (6)       (13)       (344)      (149)
                                                      -------     -------     -------    -------    --------    -------
Net loss...........................................   $(1,031)    $(1,112)    $(1,734)   $(3,145)   $(15,082)   $(6,557)
                                                      =======     =======     =======    =======    ========    =======
* Stock-based compensation:
  Cost of software, licenses, services, and
    maintenance....................................        --          --          --         --       1,673        172
  Sales and marketing..............................        --         437          31         26       2,336      1,156
  Research and development.........................        --          63           2          6       4,752        683
  General and administrative.......................        --          --          --         --       2,692        830
                                                      -------     -------     -------    -------    --------    -------
    Total..........................................        --         500          33         32      11,453      2,841
                                                      =======     =======     =======    =======    ========    =======


     Our quarterly operating results have fluctuated significantly in the past and will continue to fluctuate in the future. These quarterly fluctuations are caused by a number of factors, including the unpredictability of the timing and level of sales, our progress in client implementations, the timing of client acceptance or the lapse of contract cancellation privileges, the timing and magnitude of large orders, the timing and amount of our marketing, sales and product development expenses, the cost and time required to develop new software products, the introduction, timing and market acceptance of new products introduced by us or our competitors, our ability to establish and maintain relationships with business partners, third-party implementation services providers and strategic partners, the mix of distribution channels through which our software is sold, the mix of international and domestic revenues and budgeting cycles of our clients. Many of these factors are beyond our control. Therefore, we believe the results of operations for interim periods should not be relied upon as an indication of the results to be expected in any future period.

LIQUIDITY AND CAPITAL RESOURCES


     Since our incorporation in October 1994, we have satisfied our cash requirements through cash generated by operations and private placements of our preferred stock. Through June 30, 2000, gross proceeds from two private placements of preferred stock totaled $35.9 million. As of June 30, 2000, we had cash and cash equivalents of $10.0 million, compared to cash and cash equivalents of $2.5 million and $456,000 as of December 31, 1999 and 1998, respectively. In addition, we had marketable securities of $13.3 million as of

June 30, 2000. Our working capital at June 30, 2000 was $17.9 million, compared to working capital deficits of $3.4 million and $1.1 million at December 31, 1999 and 1998, respectively.



     Net cash provided by (used in) operating activities was ($2.0 million) in 1999, $501,000 in 1998 and $103,000 in 1997. Net cash used in operating activities in 1999 was primarily attributable to our net loss and increases in accounts receivable and maintenance revenues, partially offset by increases in billings in excess of earned revenues, deferred revenue, accounts payable and accrued liabilities. Net cash used in operating activities was $7.0 million for the six months ended June 30, 2000. Net cash used in operating activities for the six months ended June 30, 2000 was primarily attributable to our net loss and increase in prepaids and other current assets, partially offset by non-cash stock-based compensation charges.



     Cash used in investing activities was $595,000 in 1999, $186,000 in 1998, and $16,000 in 1997. Cash used in investing activities in 1999 was attributable to purchases of property and equipment to support our expanding operations. Cash used in investing activities was $14.2 million for the six months ended June 30, 2000 and was attributable to the purchase of marketable securities as well as purchases of property and equipment to support our expanding operations.



     Net cash provided by (used in) financing activities was $4.6 million in 1999, ($23,000) in 1998 and ($46,000) in 1997. Net cash provided by financing activities in 1999 was primarily attributable to proceeds from our sale of Series A preferred stock in May 1999. Net cash provided by financing activities was $28.8 million for the six months ended June 30, 2000 and was primarily attributable to proceeds from our sale of Series B preferred stock completed in April 2000.



     We currently anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future as we increase our sales, marketing and customer support activities and develop and expand our network of business partners and international operations. These operating expenses will consume a material amount of our cash resources, including a portion of the net proceeds of this offering. We also anticipate a substantial increase in our capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We believe that the net proceeds of this offering, together with our existing cash and cash equivalents and marketable securities, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may need to raise additional funds in the future to support the continued expansion of our sales and marketing force and product development efforts, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. If we seek to raise additional funds, we may not be able to obtain funds on terms which are favorable or acceptable to us. If we raise additional funds through the issuance of equity securities, the percentage ownership of our shareholders would be reduced. Furthermore, these securities may have rights, preferences or privileges senior to our common stock.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. We do not use any derivative financial instruments for hedging, speculative or trading purposes. Due to the short-term nature of our investments, we believe that there is no material risk exposure.

     Substantially all of our revenues are realized currently in U.S. dollars. In addition, we do not maintain any asset or cash account balances in currencies other than the U.S. dollar. Therefore, we do not believe that we currently have any significant direct foreign currency exchange rate risk. However, we believe international markets represent a significant growth opportunity which we intend to continue to aggressively pursue following the completion of this offering. Consequently, we expect we will have international revenues in the future. The establishment of international operations will be subject to a variety of risks that could significantly harm our business and operating results. As our international sales and operations expand, we anticipate that our exposure to foreign currency fluctuations will increase because we have not adopted a hedging program to protect us from risks associated with foreign currency fluctuations. Since substantially all sales are currently made in U.S. dollars, a strengthening of the dollar could make our product less competitive in foreign markets.

                                    BUSINESS

OVERVIEW


     We provide mass-customized e-business relationship management software solutions that enable businesses to manage and optimize their complex and rapidly evolving relationships throughout the extended value chain. Using our software solutions, users can communicate with each other and access, update and manage a common body of information relevant to their role in the business relationship.


INDUSTRY BACKGROUND


     The growth of the Internet has begun to transform the manner in which businesses operate and interact with customers and partners, as well as their own employees. Four key trends have emerged, which will have significant impact on the application of relationship management technology for businesses:



     - business models are rapidly changing;



     - customer relationship management has emerged as a critical initiative for businesses as they develop better ways to retain customers and remain competitive in changing marketplaces;



     - Enterprise Java has continued to gain acceptance as a technology platform for large scale e-business software solutions; and



     - the continued growth of Web-enabled wireless and mobile devices to access Internet applications.



     In today's highly competitive global marketplace, it is critical for businesses to focus their resources on ways to attract and retain customers and maximize the value of customer relationships. Many businesses now seek to exploit technology to generate and enhance revenues and improve customer relationships, as well as to reduce their operating costs. In addition, the growth in the use of the Internet is fundamentally changing the ways that businesses initiate, manage and develop customer and business partner relationships. Forrester Research, an independent industry market analysis firm, predicts that total e-commerce revenues will grow from $197.0 billion in 1999 to $1.9 trillion in 2003. In order to remain competitive, businesses are implementing new business models focused on electronic business, or e-business, initiatives to communicate and share information and transact with customers and business partners worldwide. As a result, a new class of e-business software applications has emerged that attempts to leverage the widespread availability of the Internet to enable businesses to conduct transactions and support a broad array of relationships over the Web.



     Businesses have invested and will continue to invest heavily in customer relationship management, or CRM, software to maximize the value of customer relationships. International Data Corporation, or IDC, an independent industry market analysis firm, predicts that the worldwide CRM market will grow from $1.9 billion in 1998 to $11.0 billion by 2003, a compound annual growth rate of 42.1%. Traditional CRM software products generally are only focused on achieving internal administrative efficiencies, including the reduction of selling costs, and usually are only used to track information within direct sales channels. Furthermore, these software products are designed primarily for access only by a company's internal sales personnel. In addition, traditional CRM software products emerged before the widespread commercial use of the Internet and were based upon client/server architectures. A client/server architecture requires that vendor-specific software be installed and maintained on personal computers, called clients, which are tied to and share data and applications with more powerful server computers. Many providers of traditional CRM products have recently added Web browser interfaces to their products, but have not re-engineered their products to address business models that are being driven by the Internet. These applications were not designed to exploit the more complex, Web-based relationships that exist today, which require real-time collaborative interactions throughout the extended value chain. Compounding this problem is the inflexible approach of most traditional CRM products, which impose a rigid structure upon a business and the ways it uses and shares information, rather than adapting to the individual needs and business processes of the enterprise and each participant in the extended value chain.

     With the rapid growth of the Web, businesses are turning to e-business software for their CRM needs. The first generation of e-business software has been primarily focused on providing the back office infrastructure to enable consumer-oriented transactions. A variety of e-business software applications have also been introduced to target single, specific aspects of the customer relationship, such as Internet content management, personalization offerings and e-mail routing and response. Many of these Web-based e-business products lack the broad functionality of traditional CRM offerings. For example, many e-business software applications only support customer interaction over the Web and therefore ignore the importance of traditional sales channels in developing a comprehensive, common view of the customer.


     In response to the shortcomings of traditional CRM products and first generation, Web-based e-business products, businesses are seeking more advanced Web-based solutions that will allow them to manage complex relationships throughout the extended value chain in order to target new customers and sell to existing customers more effectively. Furthermore, we believe that most companies will not abandon their traditional sales channels in favor of Web-based sales, but rather will seek to integrate their traditional sales channels with the new channel offered by the Web in order to enhance the efficiency of their overall sales efforts. In order to achieve these goals, businesses are seeking:

     - relationship management solutions that provide a comprehensive, common view of customers across multiple selling channels and enable various participants in the extended value chain to obtain real-time information about rapidly changing customer and sales partner relationships;

     - opportunities to take advantage of the latest Web technologies to enable and enrich the collaboration of their employees, customers, sales partners and suppliers with timely and relevant information on a variety of Web-enabled, portable and wireless devices; and


     - solutions that can be tailored to match their needs and business methods, can quickly adapt to changes in those needs and methods, and can be rapidly and efficiently deployed and expanded.


THE YOUCENTRIC SOLUTION


     Our solution, YOUrelate, is a next-generation, Web-based e-business relationship management software platform that can be mass-customized to enable businesses to manage their complex relationships, both within their own organizations and throughout the extended value chain. Our software solution enables businesses to utilize the Web to provide comprehensive relationship management capabilities to their employees, customers, sales partners and suppliers. The broad functionality of our software solution can be accessed using a standard Web browser on a wide variety of devices. YOUrelate is component-based and can be configured to suit the way an individual business operates so that users have the information and functionality that they need. YOUrelate is engineered using advanced Web-based technologies, which allow it to take advantage of the Web and run on a wide variety of operating systems, networks, databases and Web-enabled devices.


     Our software solution allows our clients to:

          Significantly enhance the management of critical business relationships throughout the extended value chain -- Our software solution significantly alters relationship management by leveraging the Web to enable a more effective collaboration among employees, customers, sales partners and suppliers. As a result of this collaborative process, our clients can develop a comprehensive, common view of their customers and achieve more efficient coordination of their sales channels in order to maximize revenue and customer satisfaction. The Web-based nature of our software solution allows each participant to:

        - share applications easily;

        - interact with other participants; and


        - access, add to and update information relevant to their role in the extended value chain through almost any device that has a Web browser.

     As a result, our software solution allows a business to create a consistent and continually updated set of information regarding the characteristics of a particular customer that can be shared throughout the extended value chain, including:


           - their Web-based interactions, such as customer service requests and problem resolutions;


           - the status of sales efforts by channel; and

           - prior product purchases or marketing efforts.


          Achieve and maintain a competitive advantage through our mass-customization capabilities -- Our software packaging model allows our solution to be tailored to the specific relationship management needs of our clients and the participants in their extended value chain. Because our software solution is component-based, we can arrange our business functionality components to embrace unique aspects of our clients' evolving business practices and business models in a way that is beyond the capabilities of traditional, pre-packaged CRM software. Furthermore, once our software solution is installed, it may be adapted by our clients to provide users with the information and functionality that they need and to react to evolving circumstances. As a result, our solution allows our clients to enhance their own unique business practices and business models.



          Exploit the full capabilities of the Web -- Our software is written entirely using advanced Web-based technologies, allowing it to handle today's more complex, Web-based relationships and to take advantage of the widespread availability of the Internet. Our use of these Web-based technologies overcomes traditional technology barriers to communication and collaboration throughout the extended value chain. In addition, our software runs on a wide variety of operating systems, networks, databases and Web-enabled devices. Our solution is written using:



           - Enterprise Java, a programming language and software platform that runs on most widely used computer operating systems;


           - hypertext markup language, or HTML, a document formatting language designed for presentation over the Web; and

           - extensible mark-up language, or XML, an emerging standard for sharing data over the Web.

          Deploy a highly functional, customized and cost-effective e-business relationship management solution -- We can efficiently arrange our components to create a highly customized solution without the investment of time and money typically required to customize a traditional CRM solution. In addition, because our software is written in Java, HTML and XML, it is compatible with most widely used applications, databases and operating systems, preserving our clients' prior investments in infrastructure and avoiding the time and cost associated with major system changes.


THE YOUCENTRIC STRATEGY



     Our goal is to be the leading provider of e-business relationship management software solutions. Key elements of our strategy to achieve this goal include:



     Exploit our emerging leadership in Web-based, mass-customized relationship management software. We believe we are one of the first companies to provide an enterprise-class Web-based e-business relationship management solution. We intend to leverage this position to continue to aggressively target and penetrate large companies which have complex, multi-channel value chains. We believe that many of these companies are seeking the next-generation of e-business relationship management solutions that can support both internal and external relationship management to maximize revenues and customer satisfaction.



     Continue to expand our direct sales force and indirect distribution channels. We have recently increased our sales organization significantly, growing from two sales people at the end of 1998 to 18 as of June 30, 2000, and we intend to continue this expansion. We are also expanding our telesales team and intend to expand our indirect distribution channels to increase our market coverage and add product implementation capacity. We have established co-marketing relationships with IBM and BEA Systems, a distribution and product implementation relationship with Sybase and a product implementation relationship with marchFIRST. We intend to continue to pursue additional relationships with leading software vendors, systems integrators, consulting firms and other distribution partners in order to broaden our market presence and implementation capabilities.


     Penetrate currently targeted vertical markets and pursue additional vertical markets. To date, we have focused much of our efforts on the financial services and life sciences vertical markets, which are characterized by rapid change and complex relationships among the participants in the extended value chain. Through mass-customization, our software solution can be rapidly tailored to address specific requirements of these vertical markets, and that the focused pursuit of these markets has increased our ability to offer and sell a software solution that addresses the unique needs of our target clients. We intend to continue to leverage the highly configurable and adaptable nature of our software to create industry-specific components, targeted to meet the unique needs of clients within a particular industry. In addition, we will continue to organize our sales force around complementary vertical markets so that we may offer more specialized, consultative expertise when clients evaluate and license our product.


     Continue to expand functionality for a wide variety of wireless, Web-enabled devices. Given the mobility of sales personnel, sales partners and customers, we believe the demand for relationship management functionality through Web-enabled wireless devices will increase, especially as the use of these devices becomes more prevalent. Because our product is highly adaptable and Web-based, we intend to focus our development efforts on extending our software solution to capitalize on the growing use of Web-enabled wireless devices, such as personal digital assistants and cellular telephones.


     Expand market share by pursuing relationships with application service providers. We intend to continue to pursue relationships with leading application service providers, or ASPs, who will work with us to deliver our solution as an outsourced, externally hosted service. There is a growing demand by businesses, especially those in the mid-market, to outsource their critical e-business software solutions, including their relationship management needs. According to IDC, the worldwide market for enterprise ASP applications is expected to grow from approximately $207 million in 1999 to $3.8 billion in 2004, a compound annual growth rate of approximately 79%. Through an ASP, a business can quickly implement a solution without making the substantial initial and ongoing investment in support staff and technology that would otherwise be necessary. We recently entered into an agreement with 3i Networks to provide our solution as one of their hosted services. We believe that our Web-based product architecture enables ASPs to create product offerings tailored to their specific target markets in a cost-effective manner.



     Expand our international presence. We believe that international markets represent a significant opportunity for sales of our product. To date, however, most of our sales efforts have been focused on the U.S. market. We plan to capitalize on international market opportunities, primarily in Latin America, Europe and Asia, by establishing and expanding international sales offices, establishing an international direct sales force and building strategic overseas indirect distribution channels with software vendors and systems integrators to provide sales, marketing and services support. We currently have a limited sales staff in Europe, which we intend to expand, as well as a sales and support staff based in Charlotte, North Carolina, who are responsible for Latin America. We also intend to have sales and support staff in Asia over the next 12 to 18 months.


THE YOUCENTRIC PRODUCT -- YOURELATE


     YOUrelate is a Web-based software solution that allows our clients to deploy sophisticated relationship management capabilities throughout their extended value chains, using a single, centrally administered application. YOUrelate includes pre-fabricated software applications, created from our component library, which provide relationship management and collaboration capabilities. YOUrelate provides a unified relationship management platform for the enterprise and its sales partners and customers.

ENTERPRISE FUNCTIONALITY


     Users in customer service, sales and marketing, as well as executive and occasional users, can perform relationship management functions, ranging from simple information access to complex account, contact, opportunity and campaign management and service and support tasks. In addition, marketing professionals can perform account management and analyze critical sales and marketing information, such as market demographics, campaigns, sales territories, product trends, and customer/sales transactions, to make strategic sales and marketing decisions. The following chart summarizes some of the key functions of YOUrelate available to an enterprise's internal users:


LEAD MANAGEMENT......................  Supports the ability to systematically consolidate leads from all sources and collect key prospect information.

ACCOUNT AND CONTACT MANAGEMENT.......  Supports the ability to maintain, share and analyze key account information, including account profile information, related contacts, activity history and sales opportunity and forecast information.

OPPORTUNITY MANAGEMENT...............  Provides ability to share and analyze pipeline, sales and revenue status information across internal and external
                                       sales teams along with the attached sales probability by
                                       account, contact, territory and projected revenue as well as other user-defined criteria.

TEAM SELLING.........................  Provides the ability to establish and link sales teams or individuals to accounts or industries, establish territories and monitor certain industries to aid teams organized around a specific industry.

CAMPAIGN AND EVENT MANAGEMENT AND
TRACKING.............................  Allows the definition and management of complex marketing campaigns and events across the entire enterprise that can be integrated with other business functions to update sales, service and distribution channels automatically.

INCIDENT MANAGEMENT..................  Tracks problems reported by customers from inception to resolution. Provides a systematic approach to assign,
                                       prioritize and escalate problem resolution.

PRODUCT INTELLIGENCE.................  Allows creation of multi-level product encyclopedia and association of relevant product information, including
                                       specifications, pricing information, media, collateral, Web resources, and sales and opportunity metrics.

COMPETITOR MANAGEMENT................  Allows competitor profiles and product information to be organized and distributed to sales partner organizations.

PARTNER MANAGEMENT...................  Provides ability to maintain a directory of sales partners and related information, such as contacts, shared accounts and marketing opportunities.

TERRITORY MANAGEMENT.................  Allows definition of multi-level territory structures for sales management purposes. Allows assignment of accounts,
                                       employees and business units to specific territories.

INDUSTRY MANAGEMENT..................  Provides ability to organize and manage industry-specific information that can be distributed to sales organization
                                       and used in the development of targeted marketing campaigns.

LITERATURE FULFILLMENT...............  Defines and administers product literature either internally or by an external fulfillment house. Allows tracking of
                                       literature inventory as well as production and fulfillment costs.

SALES PARTNER FUNCTIONALITY

     YOUrelate enables our clients to exchange information with their sales partners, including their suppliers, resellers, vendors, and distributors, to help drive revenue generation, profitability and sales partner loyalty. Through YOUrelate, sales partners have real-time access to sales, marketing, and service information through a standard Web browser, regardless of their location and technology environment. Our clients and their sales partners can collaborate and communicate over the Web, respond more quickly to prospects and customers and provide Web-based product and market information. The following chart summarizes some of the key functions of YOUrelate available to an enterprise's sales partners:

LEAD MANAGEMENT......................  Provides lead tracking by giving sales partners quick access to leads from multiple sources, including Web-based leads.
                                       Allows sales partners to register and manage leads, maintain lead profiles and activity history and track status of leads through the sales cycle.
COLLABORATIVE ACCOUNT MANAGEMENT AND
SELLING..............................  Provides sales partners with a comprehensive view of a customer or prospect, including lead information, account
                                       history, opportunity status and other customer interactions.
                                       Allows sales partners to participate and collaborate in the sales process and update account, contact, activity and
                                       opportunity information as needed.
PRODUCT AND MARKET INTELLIGENCE
COLLABORATION........................  Provides sales partners access to our clients' product, market, and industry intelligence to facilitate sales,
                                       marketing and service efforts. Product alerts and
                                       notifications can be broadcast to appropriate sales
                                       partners.
CAMPAIGN COORDINATION................  Allows marketing campaigns to be coordinated with sales partners.

CUSTOMER FUNCTIONALITY

     YOUrelate enables our clients' customers to access relevant enterprise information such as product-related information and catalogs, account information, and marketing and event updates. YOUrelate also offers customer self-service and the ability to integrate with e-commerce capabilities. Relationship management functions for customers can be embedded directly into our clients' Web sites. The following chart summarizes some of the key functions of YOUrelate available to an enterprise's customers:

CUSTOMER SELF-SERVICE AND SELF-
SUPPORT..............................  Provides access 24 hours a day, seven days a week, to a variety of customer self-service and support capabilities, including:
                                       - problem reporting and resolution tracking -- customers can submit problem reports and access resolution status; and
                                       - order and invoice tracking -- customers can access details related to orders and invoices.
PRODUCT INTELLIGENCE AND
NOTIFICATIONS........................  Provides access to a full range of product-related information, such as features/benefits, specifications,
                                       pricing, and competitive comparisons.
MARKETING EVENT ACCESS AND
REGISTRATION.........................  Allows relevant marketing event information to be accessed by customers. Business rules can be defined which
                                       automatically notify or remind interested customers about
                                       specific events.

E-COMMERCE INTEGRATION...............  E-commerce catalogs and payment functions can be integrated with customer information to provide a consolidated view of all customer interactions.

PRODUCT ARCHITECTURE AND TECHNOLOGY

     Our solution utilizes a distributed, Web-based architecture and is based on key Internet and enterprise computing standards. YOUrelate takes advantage of popular Java standards such as Enterprise Java Beans, a framework for developing and deploying reusable server components, and Servlets, secure programs that execute on the server in response to requests from a web browser. In addition, we exploit key Internet technologies such as XML and HTML. The core of our product, the object server, will run on multiple mainstream operating systems, including:

         - Microsoft Windows NT;
         - Linux;
         - Solaris;
         - HP/UX; and
         - IBM AS/400.

In addition, our offering supports multiple leading Enterprise Java Beans Application Server products, including:

         - BEA WebLogic;
         - IBM WebSphere; and
         - Sybase EA Server.

     Unlike the requirements of a client/server architecture, users simply need a browser to perform any function available in our product. Software does not need to be distributed to any user, either within the organization or to its customers, sales partners or suppliers, making the software easier to implement, maintain and upgrade than client/server-based solutions.

     The YOUrelate product architecture consists of the following major elements:

OBJECT SERVER........................  An Enterprise Java Beans server that houses all of the business objects representing the application, the business rules, the security information and application services. It maps to the customer's environment by housing a combination of business object templates and custom objects that
                                       correspond to the customers business or relationship
                                       management vision.
HTML PRESENTATION SERVER AND JAVA
CLIENT INTERFACE FOR DISCONNECTED
USERS................................  The presentation server generates the user interface for the
                                       HTML client using standard Java protocols. The presentation server can be integrated with existing Web servers such as
                                       Netscape Enterprise Server, Microsoft Internet Information
                                       Server or Apache. In addition, a Java-based user interface is available to provide support for disconnected mobile
                                       users.
YOURELATE BUSINESS OBJECTS AND
APPLICATION TEMPLATES................  The YOUrelate business object library is a suite of more than 80 Java-based business components that can be used as is, or can be extended or augmented to incorporate unique
                                       aspects of a customer's business model. In addition,
                                       YOUrelate application templates are employed as ready to use applications for specific constituents.
ASSEMBLY LINE(TM) TOOL...............  Our Assembly Line configuration tool allows companies to quickly tailor and extend baseline functionality. Any
                                       functionality component or combination of components can be customized and integrated into an existing Web site.

DATA SOURCE PROVIDER.................  One of our application programming interfaces which allows us to support disparate enterprise data sources, including relational databases and XML while maintaining a consistent internal interface.

PROFESSIONAL SERVICES AND CUSTOMER SUPPORT


     At June 30, 2000 we employed 40 support and professional services personnel and 5 customer support personnel who offer a broad range of implementation, maintenance and support and training services to our clients. We leverage the highly configurable, component-based nature of our software to provide implementation assistance at all levels of the project's life cycle. Through our professional services personnel, we provide the following implementation solutions:


     - The YOUcentric Turnkey Solution -- Our staff develops a fully customized solution and assists our client's technical team with deployment. This option is ideal for clients who want a customized solution but do not have an internal development staff.

     - The YOUcentric Jump Start Solution -- After our client selects the functionality components it desires, we deliver a working prototype, and our staff instructs our client's development staff so that they can take control of the application and add functionality as their needs evolve. This option requires that our client have two or three internal developers.


     - The YOUcentric Quick Start Solution -- Our client selects from approximately eight basic functionality components it desires, and then our staff assembles them and assists our client's project team in configuring and deploying the application. Additional functionality can be easily added as users become more proficient and business needs evolve.


     We also offer technology training for our client's application developers. Training is usually conducted at our client's location or at our headquarters in Charlotte, North Carolina and consists of hands-on instruction in a lab setting. The training is focused on positioning clients to function independently.

     We also provide continuing maintenance and support services to our clients. Our clients have a choice of support options depending on the level of service they desire. Some support plans, for example, are designed for organizations that need support only during the business day, while others offer more comprehensive service.

SALES AND MARKETING


     We sell our products primarily through our direct sales force, consisting of 14 persons at June 30, 2000. To support the complex nature of our solution, our direct sales force is organized into two-member teams consisting of one sales representative and one sales engineer. Currently, our direct sales force focuses primarily on domestic sales, although we intend to add additional sales representatives in Europe, Latin America and Asia. We currently have 12 sales offices, including offices in Boston, Atlanta, Dallas, Houston, New York, Philadelphia, Los Angeles and London. In addition, as of June 30, 2000, we have a team of four individuals involved in telesales from our headquarters in Charlotte.



     To date, we have targeted the financial services and life sciences vertical markets. We intend to continue to leverage the highly configurable and adaptable nature of our software to create industry-specific component packages that can be targeted to the unique needs of clients within a particular industry. In addition to our direct sales capabilities, we have established co-marketing relationships with IBM and BEA Systems, a distribution and product implementation relationship with Sybase and a product implementation relationship with marchFIRST. We intend to continue to pursue relationships with leading software vendors and systems integrators.


     A key aspect of our sales and marketing efforts is called proof of concept, in which we develop a working prototype of our application mapped to several elements of a potential client's business and data architecture and deliver this prototype in approximately two or three weeks. While the proof of concept is not intended to be deployed as a working application to a group of users, we believe that it is an effective sales and marketing tool because it demonstrates our ability to understand our clients' business model and translate that understanding into a fully customized application.

     Trade shows were our biggest source of sales leads in 1999. We believe that trade shows present an opportunity to interact directly with our buying audience and create brand awareness, and we intend to expand our trade show presence in 2000.


     Businesses that license our software receive nonexclusive, perpetual licenses to use our software for a specified number of users, or a license for an unlimited number of users at a specific location. In addition, our clients typically purchase professional services from us, including consulting and implementation services, although they may use other consulting organizations. The term of these consulting engagements varies depending on the complexity of the required software customization and implementation process. Businesses that license our software also usually purchase maintenance contracts, which provide software upgrades and technical support typically over a 12-month period.


CUSTOMERS

     The following table is a representative selection of our customers who have purchased software licenses for our YOUrelate or Jsales products:


Agribank, FCB*                                   Legg Mason Wood Walker*
Aluminium.com*                                   Lodgian
AstraZeneca                                      McGraw-Hill Higher Education
Bear, Stearns                                    Micron Electronics
BlueCross BlueShield of Louisiana                The Northern Trust Company
Educators Mutual Life Insurance Company*         Rainmaker Systems*
FedEx*                                           Seagate Technology*
The Hertz Corporation                            U S West Dex*
Knight Securities*


---------------

*  Purchased YOUrelate.


     To date, we have depended on a limited number of customers for a significant portion of our revenues. In 1999, sales of products and services to The Northern Trust Company accounted for 38.2% of our total revenues. In 1998, sales of products and services to McGraw-Hill Higher Education, AstraZeneca and Sun Microsystems accounted for 22.1%, 21.6% and 14.0%, respectively, of our total revenues. For the six months ended June 30, 2000, sales of products and services to FedEx and Agribank, FCB accounted for 45.3% and 11.2%, respectively, of our total revenues.


RESEARCH AND DEVELOPMENT


     We devote a substantial portion of our resources to developing new product features, extending and improving our products and technology and researching new technological initiatives in the market for Web-based relationship management solutions. As an example of our technology initiatives, we are developing an application to be released in 2000 that allows our software product to interface with a variety of Web-enabled and wireless devices, including Palm, Windows CE and wireless application protocol enabled cellular devices. We are also working on the following initiatives:



     - support of additional wireless devices;


     - computer telephony integration for use in call centers;

     - localization of our solution for international markets;

     - integration with office automation, groupware and e-mail solutions; and

     - extension of our solution to new vertical markets.

     As of June 30, 2000, we had 69 employees and contractors engaged in research and development initiatives. Our research and development expenditures for 1999 and for the six months ended June 30, 2000, were approximately $3.2 million and $2.3 million, respectively. We expect we will continue to commit significant resources to research and development in the future.


COMPETITION

     We currently compete with a number of companies offering products that include elements of our product's functionality. We currently encounter competition primarily from two types of competitors:

     - traditional CRM vendors, such as Onyx, Oracle, Pivotal and Siebel; and


     - vendors of e-business products, such as BroadVision, Firepond and Kana Communications.


     In addition, we sometimes compete with systems integrators who focus on providing Web-based applications for their customers. We could also lose a sale if the internal technology department of a potential client elects to develop capabilities in-house that are similar to those offered by our product.


     We expect that new competitors will continue to enter the market for e-business relationship management software as the size and visibility of the market opportunity increases. We also expect that competition will increase as a result of software industry consolidations and the formation of alliances among industry participants. We believe the primary competitive factors in our market are:


     - comprehensiveness of applications;

     - adaptability, flexibility and scalability;

     - adherence to open technology standards;

     - capability for real-time interaction with customers, employees, partners, vendors and suppliers;

     - integration with a variety of communications media;

     - ease of use;

     - ease of implementation;

     - customer service and support; and

     - price.

INTELLECTUAL PROPERTY

     Our success and ability to compete are substantially dependent upon our technology and intellectual property. Trademarks, service marks, trade secrets, copyrights and other proprietary rights are important to our success and competitive position. While we rely on copyright, trade secret and trademark law to protect our technology and intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product and service developments and frequent product and service enhancements are more essential to establishing and maintaining an intellectual property leadership position.

     As part of our effort to protect our intellectual property, we rely in part on confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with consultants, vendors and customers. However, all of our contractual arrangements under which we have licensed our Jsales product provide our clients with access to our source code for that software and allow them to modify the software. Some of these contractual arrangements provide that the client has exclusive rights to any modifications it creates. As a result of these provisions, our ability to use and exploit any of these client modifications, as well as any similar modifications we may make to either our Jsales or YOUrelate products, may be limited. In addition, under a distribution agreement we have entered into, the source code of our Jsales product has been placed in escrow to be released only upon a material default under the agreement or our failure to continue doing business. Furthermore, the source code to our

YOUrelate product has been placed in escrow pursuant to agreements with several of our clients, to be released only upon our failure to continue doing business.

     We currently hold several pending applications for trademark registrations in the United States, including applications for YOUcentric and YOUrelate. In addition, we hold a copyright on the source code to YOUrelate and a pending application for the source code to various Java-based CRM applications.

EMPLOYEES


     As of June 30, 2000, we had 138 full-time employees and 46 full-time independent contractors. Of these 184 people, 69 are in research and development, 38 are in sales and marketing, 45 are in professional services and 32 are in general and administrative functions. None of our employees is subject to a collective bargaining agreement. We believe that our relations with our employees are good.


FACILITIES


     Our corporate headquarters are located in Charlotte, North Carolina, where we lease approximately 8,700 square feet of office space under a sublease expiring in February 2004 and approximately 2,500 square feet of office space under a lease expiring in February 2003. In June 2000, we entered into a lease for 64,460 square feet of office space which expires in September 2005. We intend to move our corporate headquarters to this facility beginning in September 2000 and to sublease the space where our headquarters are currently located. We currently have 12 sales offices, including offices in Boston, Atlanta, Dallas, Houston, New York, Philadelphia, Los Angeles and London.


LEGAL PROCEEDINGS


     We are not currently subject to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     Our executive officers and directors, and their ages, as of August 10, 2000 are as follows:



NAME                                   AGE   POSITION
----                                   ---   --------
Thomas M. Fedell.....................  47    Chairman of the board of directors
Donald A. DeLoach....................  39    President, chief executive officer and director
J. Blount Swain......................  43    Chief financial officer
Robert E. Kear.......................  46    Executive vice president of corporate strategy,
                                             secretary and director
Karl R. Johnson......................  36    Chief technology officer and director
J. Wells Tiedeman....................  32    Vice president of special projects
Mark D. Logan........................  37    Senior vice president of worldwide sales
Robert J. Cummings...................  32    Vice president of professional services
Richard E. Field.....................  40    Vice president of engineering
Brian B. Ladyman.....................  33    Vice president of marketing
Timothy K. Armour*...................  51    Director
C. Toms Newby, III+..................  32    Director
David J. Scanlan+....................  28    Director


---------------


*  Member of the compensation committee only.



+  Member of the audit committee and compensation committee.


     Thomas M. Fedell co-founded YOUcentric in October 1994 and has served as our chairman of the board since April 2000. Mr. Fedell served as our president from June 1996 to December 1999 and our chief executive officer from January 2000 to April 2000. From October 1994 to June 1996, Mr. Fedell served as southeast practice manager for professional services of Sybase, Inc., a global software company.

     Donald A. DeLoach has served as our president and a director since January 2000 and our chief executive officer since April 2000. From July 1999 to April 2000, Mr. DeLoach served as our chief operating officer. From May 1994 to June 1999, Mr. DeLoach served as vice president of North American sales and marketing of Sybase, Inc.

     J. Blount Swain has served as our chief financial officer since April 2000. From September 1992 to April 2000, Mr. Swain served as vice president of finance and chief financial officer of Closure Medical Corporation, a medical device company. Mr. Swain is a certified public accountant.

     Robert E. Kear co-founded YOUcentric and has served as our secretary and director since October 1994 and as our executive vice president of corporate strategy since June 1999. From October 1994 to June 1999, Mr. Kear served as our vice president of product development.

     Karl R. Johnson co-founded YOUcentric and has served as a director since October 1994 and as our chief technology officer since June 1999. From October 1994 to June 1999, Mr. Johnson served as our vice president of technical architecture.

     J. Wells Tiedeman co-founded YOUcentric and has served as our vice president of special projects since January 2000 and a director from March 1995 to May 1999. From January 1995 to January 2000, Mr. Tiedeman served as our vice president of application development.

     Mark D. Logan has served as our vice president of worldwide sales since April 1997. From December 1994 to April 1997, Mr. Logan held various sales positions at Sybase, Inc.

     Robert J. Cummings has served as our vice president of professional services since January 2000 and as our director of professional services from September 1998 to January 2000. From February 1998 to August 1998, Mr. Cummings served as a project manager for ARC Partners, Inc., a management consulting firm.

From February 1994 to February 1998, Mr. Cummings served as a systems project manager at M&M/Mars, Inc., a candy manufacturer.


     Richard E. Field has served as our vice president of engineering since February 2000. From May 1981 to February 2000, Mr. Field served in a variety of positions at Policy Management Systems Corporation, a software company, most recently as general manager of commerce solutions.



     Brian B. Ladyman has served as our vice president of marketing since August 2000. From November 1999 to August 2000, Mr. Ladyman served as the director of corporate marketing at Primus Knowledge Solutions, Inc. From January 1998 to November 1999, Mr. Ladyman served as the senior director of strategy for the worldwide consumer sector and also as a senior marketing director at Oracle Corporation. Mr. Ladyman served as a manager and associate of A.T. Kearney from August 1995 to January 1998.



     Timothy K. Armour has served as a director since June 2000. Mr. Armour serves as president of Morningstar, Inc., a position he has held since June 1999. From April 1998 to June 1999, Mr. Armour served as chief operating officer of Morningstar, Inc. From June 1992 to April 1998, Mr. Armour served as president of the mutual fund division of Stein Roe & Farnham Incorporated.



     C. Toms Newby, III has served as a director since May 1999. Mr. Newby joined Technology Crossover Ventures, a venture capital firm, in April 1996 and has been a general partner since July 1998. From July 1994 through April 1996, Mr. Newby served as an associate at Montgomery Securities in the corporate finance technology group. Mr. Newby serves as a director of eMachines, Inc., which sells personal computers through retailers in the United States, and Mortgage.com Inc., which offers home loans online. Mr. Newby also serves as a director of several privately-held companies in which entities affiliated with Technology Crossover Ventures are investors.


     David J. Scanlan has served as a director since March 2000. Mr. Scanlan joined First Union Capital Partners in September 1996 and has served as a principal since December 1999. From August 1994 to October 1996, Mr. Scanlan served as an associate of First Union Leveraged Finance.

     Under the terms of our preferred securities and an agreement that will terminate upon completion of this offering:

     - holders of our common stock were entitled to elect four directors, who are currently Mr. Fedell, Mr. DeLoach, Mr. Kear and Mr. Johnson;

     - holders of our Series A preferred stock were entitled to elect one director, who is currently Mr. Newby;

     - holders of our Series B preferred stock preferred stock were entitled to elect one director, who is currently Mr. Scanlan; and


     - holders of our common stock and our preferred stock were entitled to elect one director, who is currently Mr. Armour.



     There are no family relationships among any of our directors, or officers.


YOUCENTRIC 1999 EQUITY COMPENSATION PLAN


     Our 1999 equity compensation plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards. This plan was adopted by our directors in December 1999 and was amended in February 2000 to provide additional shares of common stock for issuance under the plan. Our shareholders approved this plan in March 2000. A total of 5,325,000 shares of common stock are reserved for issuance under the 1999 equity compensation plan. As of August 10, 2000, we had outstanding options to purchase an aggregate of 5,271,950 shares of common stock under this plan at a weighted average exercise price of approximately $2.23 per share. To date, no options under the plan have been exercised.

     Officers, directors, employees and any consultants we retain are eligible to participate in the 1999 equity compensation plan. The 1999 equity compensation plan is administered by our compensation committee. Subject to the provisions of this plan, our compensation committee may interpret this plan, prescribe, amend and rescind rules under this plan, make all other determinations necessary or desirable for the administration of this plan to select the officers, directors, employees, and consultants who will receive awards and generally to determine the terms and conditions of those awards.

     The compensation committee determines the terms of stock option grants or restricted stock awards under the 1999 equity compensation plan, including the number of shares subject to the award, the exercise or purchase price, and the vesting or exercisability of the award and any other conditions to which the award is subject. Incentive stock options granted under the 1999 equity compensation plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant. The compensation committee may place conditions on restricted stock awards, such as continued employment or the achievement of performance goals or objectives in a grant document. Restricted stock may not be sold, assigned, transferred or pledged except as specifically provided in the grant document.

     Under the terms of most of our options to purchase common stock, in the event of a change of control transaction, the acquiring or successor corporation may either assume these options or grant replacement options. If the options are not assumed or replaced, then options outstanding at the time of the change of control will automatically become exercisable in full. Following any assumption or replacement of an option, in the event of specified involuntary terminations of an optionee's employment within 18 months following the change in control transaction, the shares subject to the option will become exercisable in full. See the section in this prospectus entitled "Related Party Transactions" for a discussion of the material terms of options granted to our executive officers, including terms providing for acceleration upon specified change of control transactions.


YOUCENTRIC 2000 EQUITY COMPENSATION PLAN



     We recently adopted our 2000 equity compensation plan under which 3,750,000 shares of common stock are authorized for issuance. Awards of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, stock awards, performance shares and other stock-based awards are authorized under the 2000 equity compensation plan.



     The 2000 equity compensation plan is administered by the compensation committee of our board of directors. The compensation committee may grant stock appreciation rights, either in connection with stock options or independently. A stock appreciation right provides the holder with the right to receive from us a distribution equal to the excess of the fair market value of a specified number of shares of our common stock on the date such right is exercised over the aggregate exercise price specified for the stock appreciation right. If the stock appreciation right is connected to a stock option, the holder may surrender the option in exchange for such a distribution. The distribution is made, in the compensation committee's discretion, in shares of common stock valued at fair market value on the exercise date, in cash or in a combination of cash and common stock.



     Generally, no person may be granted options or stock appreciation rights with respect to more than 250,000 shares of our common stock in any calendar year. However, for his initial year of service, a person may be granted options or stock appreciation rights with respect to 1,000,000 shares of our common stock.



     The compensation committee may grant restricted stock awards under the 2000 equity compensation plan. A restricted stock award will be subject to forfeiture or a repurchase option in our favor in accordance with a vesting schedule determined by the compensation committee. The purchase price of restricted stock awarded under the 2000 equity compensation plan may be any amount, subject to minimum consideration as may be required by applicable law. Generally, stock is not transferable while it is subject to forfeiture or repurchase.



     The compensation committee may grant stock awards under the 2000 equity compensation plan in consideration of past or future services without a purchase price. In addition, the compensation committee may grant performance shares under the 2000 equity compensation plan. The compensation committee will determine the purchase price (if any), performance period and performance goals with respect to the grant of performance shares, and it shall determine the form of settlement of performance shares, which may be in shares of our common stock, in cash or in a combination of cash and our common stock.



     The compensation committee may grant other awards under the 2000 equity compensation plan, which awards are valued in whole or in part by reference to, or are otherwise based on, our common stock, including without limitation, convertible preferred stock, convertible debentures, exchangeable securities, phantom stock and common stock awards or options valued by reference to book value or performance.



YOUCENTRIC 2000 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN



     Our 2000 non-employee directors stock option plan was adopted by our board of directors in June 2000. We intend to obtain shareholder approval of this plan prior to the completion of this offering. A total of 180,000 shares of our common stock have been authorized for issuance under this plan. Of the shares reserved for issuance, 120,000 remain available for future issuance as of August 10, 2000.



     The 2000 non-employee directors stock option plan is administered by the compensation committee of our board of directors. Each member of our board of directors who is not an employee of the company and who is not affiliated with an entity that invested in us prior to the completion of this offering will automatically receive stock options under the 2000 non-employee directors stock option plan. Each person who was or became a non-employee director on the effective date of the 2000 non-employee directors stock option plan was automatically granted on the effective date one option to purchase 45,000 shares of our common stock and a second option to purchase 15,000 shares of our common stock. Each person who becomes a non-employee director after the effective date of 2000 non-employee directors stock option plan will be automatically granted on the date he first becomes a non-employee director one option to purchase 45,000 shares of our common stock and a second option to purchase 15,000 shares of our common stock. In addition, on the date of each annual shareholders meeting, each person who is re-elected as a non-employee director on that date will be automatically granted an option to purchase 15,000 shares of our common stock. All stock options granted under the 2000 non-employee directors stock option plan will be nonqualified stock options.



     Options granted under the 2000 non-employee directors stock option plan are subject to the following terms:



- the per share exercise price of any option granted after the date on which we complete this offering will be equal to the fair market value of the common stock on the option grant date;



- each 45,000 share option will vest and become exercisable as to 15,000 shares on each of the first, second, and third anniversaries of the option grant date, as long as the non-employee director's membership on our board of directors has not terminated prior to such date;



- each 15,000 share option will vest and become exercisable the first anniversary of the grant date of the option, as long as the non-employee director's membership on our board of directors has not terminated prior to such date;



- generally, each option will have a ten-year term measured from the option grant date; and



- generally, all outstanding options granted to a non-employee director under the directors plan will become fully vested and exercisable in the event of certain change in control transactions.



YOUCENTRIC EMPLOYEE STOCK PURCHASE PLAN



     Our employee stock purchase plan was adopted by our board of directors in August 2000. We intend to obtain shareholder approval of this plan immediately prior to the completion of this offering. The employee stock purchase plan will provide employees with the opportunity to buy our common stock with potentially favorable tax treatment. A total of 3,000,000 shares of common stock will be reserved for issuance under the employee stock purchase plan. The employee stock purchase plan will become effective on January 1, 2001, subject to the completion of this offering.

     Each of our employees who has been employed for at least three months and is employed for more than 30 hours per week and at least five months per year generally is eligible to participate in the employee stock purchase plan. However, any employee who would own 5% or more of the total combined voting power or value of company stock immediately after the grant of an option to purchase stock under the employee stock purchase plan may not participate in the plan. An employee stock purchase plan participant may buy stock through accumulated payroll deductions. These payroll deductions or direct payments may not exceed 15% of the participant's compensation. No participant may purchase more that $25,000 worth of stock in any calendar year. We will pay no interest on the amounts in participant accounts and may use amounts credited to participant accounts for any corporate purpose pending each applicable purchase date. Employees will purchase shares at 85% of the lesser of the common stock's fair market value on the offering date or the purchase date for each purchase period. Purchase periods last six months and are consecutive. Employees will be able to withdraw from the employee stock purchase plan at any time.



     The employee stock purchase plan will be administered by an administrator appointed by the board of directors. The compensation committee of the board of directors will serve as the administrator. The board of directors will be authorized to amend or terminate the employee stock purchase plan at any time. In the event of a merger or acquisition, if the surviving or acquiring entity does not assume our obligations under the employee stock purchase plan, any purchase period in progress will be terminated immediately before the merger or acquisition.


COMPENSATION OF DIRECTORS

     We reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. We may, in our discretion, grant stock options and other equity awards to our non-employee directors from time to time pursuant to our equity compensation plan.


     Following the appointment of Mr. Armour to our board of directors in June 2000, we granted him, under our directors stock option plan, options to purchase a total of 60,000 shares of common stock at an exercise price of $4.67 per share.


BOARD COMMITTEES


     The board of directors has established a compensation committee and an audit committee. The compensation committee, which consists of Mr. Armour, Mr. Newby and Mr. Scanlan, reviews executive salaries, administers our equity plans and approves salaries, bonuses and other benefits received by our executive officers. In addition, the compensation committee consults with our management regarding our other benefit plans and compensation policies and practices.


     The audit committee, which also consists of Mr. Newby and Mr. Scanlan, reviews the professional services provided by our independent accountants, the independence of our accountants from our management, our annual financial statements and our system of internal accounting controls. The audit committee also reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     We did not have a compensation committee until April 2000. Prior to that time, the entire board of directors performed the function of a compensation committee. No member of our compensation committee is an officer or employee. No interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

     The table below sets forth, for the year ended December 31, 1999, the cash compensation earned and shares underlying options granted to our chief executive officer and each of the other four most highly compensated executive officers who received annual compensation in excess of $100,000, collectively referred to as the named executive officers. In accordance with the rules of the SEC, the compensation set forth in the table below does not include medical, group life or other benefits which are available to all of our salaried employees, and perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table.

                           SUMMARY COMPENSATION TABLE


                                                                            LONG-TERM
                                                                           COMPENSATION
                                          ANNUAL COMPENSATION              ------------
                                ----------------------------------------      SHARES
                                                          OTHER ANNUAL      UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION     SALARY($)   BONUS($)     COMPENSATION($)    OPTIONS(#)    COMPENSATION($)(1)
---------------------------     ---------   --------     ---------------   ------------   ------------------
Thomas M. Fedell..............  $125,400    $    --         $     --               --          $17,010
  Chairman of the board
Donald A. DeLoach (2).........   100,000     25,000               --               --               --
  President and chief
  executive officer
Robert E. Kear................   122,160         --               --               --           16,524
  Executive vice president of
  corporate strategy
Karl R. Johnson...............   120,480         --               --               --           16,272
  Chief technology officer
Mark D. Logan.................   100,000    143,631(3)       388,000(4)     2,077,920           12,750
  Senior vice president of
  worldwide sales


---------------

(1) Represents our contributions to our simplified employee pension plan for the account of these officers.
(2) Mr. DeLoach joined us in July 1999 and became our chief executive officer in April 2000.
(3) Consists of commissions earned on sales during the year ended December 31, 1999.
(4) Represents the value of a preferred stock award.

STOCK OPTIONS


     The table below contains information concerning the grant of options to purchase shares of our common stock to each of the named executive officers during 1999. The percentage of total options granted to employees set forth below is based on an aggregate of 2,377,620 shares subject to options granted to our employees in 1999.


                       OPTION GRANTS IN LAST FISCAL YEAR


                                      INDIVIDUAL GRANTS
                       -----------------------------------------------
                                     PERCENT
                                     OF TOTAL                                                                         VALUE OF
                       NUMBER OF     OPTIONS                              POTENTIAL REALIZABLE VALUE AT ASSUMED       OPTIONS
                       SECURITIES   GRANTED TO   EXERCISE                ANNUAL RATES OF STOCK APPRECIATION FOR       BASED ON
                       UNDERLYING   EMPLOYEES    OF BASE                             OPTION TERM(1)                  MID-POINT
                        OPTIONS     IN FISCAL     PRICE     EXPIRATION   ---------------------------------------    OF OFFERING
NAME                   GRANTED(#)      YEAR       ($/SH)       DATE         0%($)         5%($)        10%($)      RANGE ($12.00)
----                   ----------   ----------   --------   ----------   -----------   -----------   -----------   --------------
Thomas M. Fedell.....         --         --         --             --             --            --            --             --
Donald A. DeLoach....         --         --         --             --             --            --            --             --
Robert E. Kear.......         --         --         --             --             --            --            --             --
Karl R. Johnson......         --         --         --             --             --            --            --             --
Mark D. Logan........  2,077,920       87.4%        --       12/23/09    $14,208,401   $23,146,864   $36,860,220    $24,930,468


---------------

(1) The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

FISCAL YEAR-END OPTION VALUES

     The table below sets forth information for each of the named executive officers with respect to the value of options outstanding as of December 31, 1999. The named executive officers did not exercise any options to purchase shares of common stock during the year ended December 31, 1999.

                         FISCAL YEAR-END OPTION VALUES


                                                NUMBER OF SECURITIES
                                               UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                     OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                 FISCAL YEAR-END(#)            FISCAL YEAR-END($)
                                             ---------------------------   ---------------------------
NAME                                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                         -----------   -------------   -----------   -------------
Thomas M. Fedell...........................          --             --              --    $        --
Donald A. DeLoach..........................          --             --              --             --
Robert E. Kear.............................          --             --              --             --
Karl R. Johnson............................          --             --              --             --
Mark D. Logan..............................          --      2,077,920              --    $14,208,401



     There was no public trading market for our common stock as of December 31, 1999. Accordingly, as permitted by the rules of the SEC, we have calculated the value of unexercised in-the-money options at fiscal year-end on the basis of the fair market value of our common stock as of December 31, 1999, as determined by the board of directors, less the aggregate exercise price.

                           RELATED PARTY TRANSACTIONS

SERIES A FINANCING


     In May 1999, we sold a total of 2,613,846 shares of our Series A preferred stock, currently convertible into 3,920,769 shares of common stock, to investment partnerships affiliated with Technology Crossover Ventures for an aggregate purchase price of approximately $5.0 million. Mr. Newby, one of our directors, is a general partner of Technology Crossover Ventures.


     In connection with this sale, these TCV partnerships also purchased shares of Series A preferred stock from some of our executive officers and directors as set forth in the table below:

                                                              NUMBER OF    PURCHASE
                                                               SHARES       PRICE
                                                              ---------   ----------
Thomas M. Fedell............................................    432,600   $  832,000
Robert E. Kear..............................................    369,600      711,000
Karl R. Johnson.............................................    306,600      590,000
J. Wells Tiedeman...........................................    151,200      291,000
Mark D. Logan...............................................    201,600      388,000
                                                              ---------   ----------
     Total..................................................  1,461,600   $2,812,000
                                                              =========   ==========

     In connection with our sale of Series A preferred stock, we agreed to indemnify Mr. Newby if he becomes a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. This indemnification will be against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by Mr. Newby in connection with such action, suit or proceeding.

SERIES B FINANCING


     In March and April 2000, we sold a total of 2,572,376 shares of our Series B preferred stock for an aggregate purchase price of $30.9 million which are currently convertible into 4,826,210 shares of our common stock. Investment partnerships affiliated with Technology Crossover Ventures purchased 415,974 shares and First Union Investors, Inc. purchased 831,946 shares. Mr. Newby, one of our directors, is a general partner of Technology Crossover Ventures. Mr. Scanlan, also one of our directors, is a principal of First Union Investors, Inc. Each outstanding share of Series B preferred stock is convertible into common stock on a one-for-one basis.


REGISTRATION RIGHTS

     In connection with our Series A and Series B preferred stock financing, we granted demand and piggy-back registration rights to the holders of the shares of common stock issuable upon the conversion of these preferred securities, as well as to the placement agents for each of these financings, one of which received a warrant to purchase common stock and the other of which received common stock.

TRANSACTIONS WITH EXECUTIVE OFFICERS


     In May 1999, we awarded shares of our Series A preferred stock to Mr. Logan and Mr. Tiedeman. These shares were subsequently sold to the TCV partnerships for $388,000 and $291,000 respectively. In connection with tax withholding obligations relating to these stock awards, we paid $39,000 on behalf of Mr. Logan and loaned him $88,000 to pay the remainder of his obligation and we paid $1,500 on behalf of Mr. Tiedeman and loaned him $13,000 to pay the remainder of his obligation. Mr. Logan and Mr. Tiedeman each repaid his loan in full in March 2000. We have agreed to indemnify Mr. Logan and Mr. Tiedeman against certain liabilities relating to these stock awards in an amount not to exceed $875,000 for Mr. Logan and an amount not to exceed $125,000 for Mr. Tiedeman.

EQUITY AWARDS GRANTED TO EXECUTIVE OFFICERS


     In April 1998, we awarded Mr. Logan 360,000 shares of our common stock.



     In December 1999, we granted Mr. Logan and Mr. Tiedeman options to purchase 2,077,920 and 299,700 shares of our common stock, respectively, each at nominal exercise prices. These options vest in full upon the completion of this offering.


     In March 2000, we granted Mr. Deloach the following:


     - an option to purchase 300,000 shares of our common stock at an exercise price of $4.00 per share, which vests in full on September 30, 2001. In addition, this vesting schedule accelerates upon the occurrence of the following events following the completion of this offering:



        - 105,000 shares vest if the initial public offering price then exceeds $16.03; and



        - 105,000 shares vest upon the earlier to occur of the 181st day after the completion of this offering or the completion of a secondary public offering, if the trading price or offering price of our common stock then exceeds $16.03; and



     - an option to purchase 900,000 shares of our common stock at an exercise price of $0.93 per share, which vests in three equal annual installments beginning on July 1, 2000.


     In addition, Mr. DeLoach's option to purchase:


     - 300,000 shares of common stock becomes exercisable in full upon a change in control transaction, unless this acceleration would result in an excess parachute payment under the tax code to Mr. DeLoach, in which event the vesting would continue according to the schedule set forth in the option regardless of the continuation of his employment; and



     - 900,000 shares of common stock provides that, following a change in control transaction, vesting continues according to the schedule set forth in the option regardless of the continuation of his employment.



     In March 2000, we granted Mr. Cummings an option to purchase 45,000 shares of our common stock at a nominal exercise price, which vests in full upon the completion of this offering, and 105,000 shares of our common stock at an exercise price of $0.37 per share, which vests in three equal annual installments, beginning in September 1999.



     In March 2000, we granted Mr. Field an option to purchase 60,000 shares of our common stock at an exercise price of $1.23 per share, which vests in four equal annual installments, beginning in February 2001.



     In June 2000, we granted Mr. Armour options to purchase a total of 60,000 shares of our common stock at an exercise price of $4.67 per share. Of these options, an option to purchase 45,000 shares vests in three equal annual installments, beginning in June 2001, and an option to purchase 15,000 shares fully vests in June 2001.



     In August 2000, we granted Mr. Swain an option to purchase 350,000 shares of our common stock at an exercise price of $3.00 per share, which vests in three equal annual installments beginning in April 2001. This option becomes exercisable in full upon a change in control transaction.



     In August 2000, we granted Mr. Ladyman an option to purchase 187,500 shares of our common stock at an exercise price of $4.67, which vests in four equal annual installments, beginning in August 2001.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth information regarding the beneficial ownership of our common stock as of August 10, 2000 and as adjusted to reflect the sale of the shares of common stock offered by this prospectus by:


     - each person or group who beneficially owns more than 5% or more of our common stock;

     - each of the named executive officers;

     - each director; and

     - all of our executive officers and directors as a group.


     Each shareholder's percentage of shares beneficially owned in the following table is based on 27,101,704 shares of common stock outstanding as of August 10, 2000, and an additional 5,000,000 shares of common stock to be outstanding upon the completion of this offering. To our knowledge, except as otherwise noted below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing each shareholder's percentage ownership, except as otherwise noted, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of August 10, 2000, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. Unless otherwise indicated, the principal address of each of the shareholders named in the following table who beneficially owns 5% or more of our outstanding common stock is: SouthPark Towers, 6000 Fairview Road, Suite 405, Charlotte, North Carolina 28210.



                                                                                PERCENTAGE OF SHARES
                                                                                 BENEFICIALLY OWNED
                                                    SHARES BENEFICIALLY   --------------------------------
BENEFICIAL OWNER                                           OWNED          BEFORE OFFERING   AFTER OFFERING
----------------                                    -------------------   ---------------   --------------
Entities affiliated with Technology Crossover
  Ventures(1).....................................       7,019,607             25.9%             21.9%
Thomas M. Fedell(2)...............................       5,144,850             19.0              16.0
Donald A. DeLoach(3)..............................         300,000              1.1                 *
Robert E. Kear(2).................................       4,395,600             16.2              13.7
Karl R. Johnson(2)................................       3,646,350             13.5              11.4
J. Wells Tiedeman(2)(4)...........................       1,798,200              6.6               5.5
Mark D. Logan(2)(5)...............................       2,397,600              8.2               7.0
Timothy K. Armour.................................               0                *                 *
C. Toms Newby, III(6).............................       7,019,607             25.9              21.9
David J. Scanlan(7)...............................       1,560,881              5.8               4.9
All executive officers and directors as a group
  (13 persons)(8).................................      26,378,087             89.1              76.2


---------------

 *  Less than 1% of the outstanding common stock.

(1)  Consists of shares of common stock beneficially owned as follows:


     - 50,972 shares held by TCV III (GP);



     - 242,110 shares held by TCV III, L.P.;



     - 6,435,109 shares held by TCV III (Q), L.P.; and



     - 291,416 shares held by TCV III Strategic Partners, L.P.



     Technology Crossover Management III, L.L.C. ("TCM III") is the sole general partner of each of these TCV partnerships, which has sole investment control with respect to each of these partnerships. The sole managing members of TCM III are Jay C. Hoag and Richard H. Kimball and, as such, they may also be deemed to share voting and dispositive control over the shares of common stock held by these partnerships. Mr. Hoag and Mr. Kimball disclaim beneficial ownership of these shares. The address for each of these TCV partnerships, Mr. Hoag and Mr. Kimball is 575 High Street, Suite 400, Palo Alto, CA 94301.



(2) Shares of common stock held by each of these shareholders are subject to a stock restriction agreement that we entered into with each of these shareholders that permit us to repurchase some of these shares if the shareholder resigns for any reason or is terminated by us under specified circumstances. The stock restriction agreements provide that repurchase rights lapse in equal monthly installments over a two-year period that began May 13, 1999. As of August 10, 2000, 29.2% of each shareholder's shares remain subject to repurchase rights under these agreements.



(3) Represents 300,000 shares of common stock issuable upon the exercise of an outstanding stock option.



(4) Includes 299,700 shares of common stock issuable upon the exercise of an outstanding stock option that becomes fully exercisable upon the completion of this offering.



(5) Includes 2,077,920 shares of common stock issuable upon the exercise of an outstanding stock option that becomes fully exercisable upon the completion of this offering.



(6) Represents an aggregate of 7,019,607 shares of common stock beneficially owned by investment partnerships managed by TCM III, which has sole investment control with respect to all of the TCV partnerships. Mr. Newby is a non-managing member of TCM III which is the sole general partner of the limited partnerships that TCM III manages. Mr. Newby may be deemed to share voting or dispositive power with respect to these shares but disclaims beneficial ownership of these shares. Mr. Newby's address is 575 High Street, Suite 400, Palo Alto, CA 94301.



(7) Represents an aggregate of 1,560,881 shares of common stock beneficially owned by First Union Investors, Inc. Mr. Scanlan is a principal of First Union Investors, Inc. Mr. Scanlan does not exercise sole or shared voting or investment power with respect to these shares and disclaims beneficial ownership of these shares. Mr. Scanlan's address is One First Union Center, 301 South College Street, 5th Floor, Charlotte, NC 28288.



(8) See footnotes (3) through (7) above. In addition, includes 114,999 shares of common stock issuable upon the exercise of outstanding stock options that become fully exercisable within 60 days of August 10, 2000.

                          DESCRIPTION OF CAPITAL STOCK


     Following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. As of August 10, 2000, after giving effect to the conversion of all shares of our preferred stock into common stock, there were 27,101,704 shares of common stock outstanding held by 41 shareholders of record, options to purchase an aggregate of 7,709,570 shares of common stock and a warrant to purchase an aggregate of 187,173 shares of our common stock.


     The following is a summary of the material features of our capital stock. For more detail, please see our amended and restated certificate of incorporation and amended and restated bylaws to be effective after the closing of this offering, filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available to pay dividends. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably all assets after the payment of our liabilities, subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. They are not entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, powers, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

     Following the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series and on one or more occasions. Each series of preferred stock will have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as the board of directors may determine. These rights and privileges may include, among others, dividend rights, voting rights, redemption provisions, liquidation preferences, conversion rights and preemptive rights. We presently do not have any intention to issue any shares of preferred stock.

     Our shareholders have granted the board of directors authority to issue the preferred stock in order to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire us, or discourage a third party from attempting to acquire us.

WARRANTS


     We have outstanding a warrant to purchase an aggregate of 187,173 shares of common stock having an exercise price of $0.80 per share that we issued in May 1999 to our placement agent in connection with the sale of our Series A preferred stock. The warrant is currently exercisable in full and expires in May 2004. The warrant contains provisions providing for adjustments of the exercise price and the number of shares of common stock issuable upon exercise of the warrant in the event we make specified dilutive issuances of common stock in the future. The holders of the shares of common stock issuable upon exercise of the warrant have registration rights as discussed below. This warrant has a net exercise provision under which the warrantholder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the exercise price.

NORTH CAROLINA LAW AND CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS; ANTI-TAKEOVER EFFECTS

     Various provisions of our amended and restated articles of incorporation and our amended and restated bylaws, which will be in effect immediately following the completion of this offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     Board of Directors Vacancies; Removal of Directors. Our amended and restated bylaws will authorize the board of directors to increase the size of the board of directors up to 12 directors and to fill vacant directorships and will provide that directors may be removed by the shareholders only for cause. These provisions may prevent a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

     Shareholder Action; Special Meeting of Shareholders. Under North Carolina law, shareholders may act other than at duly called annual or special meetings of shareholders only by unanimous written consent. Our amended and restated articles of incorporation will provide that special shareholders' meetings may be called only by the chairman of the board of directors or a majority of the board of directors.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our amended and restated bylaws will provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of shareholders; except, that if no annual meeting of shareholders was held in the previous year or the date of the annual meeting of shareholders has been changed to be more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, notice by the shareholder, to be timely, must be so received not later than the close of business on the 10th day following the date on which notice of the date of the meeting is given to shareholders or made public, whichever occurs first.

     Our amended and restated bylaws will also specify requirements as to the form and content of a shareholder's notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

     Authorized but Unissued Shares. Authorized but unissued shares of common and preferred stock will be available for future issuance without shareholder approval, subject to various limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes in addition to those discussed above, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

INDEMNIFICATION AND LIMITATIONS ON LIABILITY OF DIRECTORS AND OFFICERS

     Our amended and restated articles of incorporation and amended bylaws provide for indemnification of our directors and officers to the fullest extent permitted by North Carolina law. Our articles of incorporation, to the extent permitted by North Carolina law, eliminate or limit the personal liability of a director to us and our shareholders for monetary damages for breach of his duty as a director. This indemnification may be available for liabilities arising in connection with this offering. Our bylaws also provide for the indemnification of employees, agents and other specified persons to the fullest extent permitted by North

Carolina law. Our bylaws obligate us, under specified circumstances, to advance expenses to our directors, officers, employees and agents in defending an action, suit or proceeding for which indemnification may be sought. We can also indemnify someone serving at our request as a director, officer, trustee, partner, employee or agent of one of our subsidiaries or of any other organization against these liabilities.

     Our bylaws also provide that we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents against any liability asserted against that person or incurred by that person in these capacities, whether or not we would have the power to indemnify that person against these liabilities under North Carolina law. We intend to obtain liability insurance covering all of our directors and executive officers.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is First Union National Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, we will have 32,101,704 shares of common stock outstanding, assuming no exercise of outstanding options. Of these shares, the 5,000,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.


SALES OF RESTRICTED SHARES


DAYS AFTER DATE OF   APPROXIMATE NUMBER OF SHARES
  THIS PROSPECTUS      ELIGIBLE FOR FUTURE SALE                        COMMENT
------------------   ----------------------------                      -------
On effectiveness               5,000,000            Freely tradeable; sold in offering
180 days                      22,243,148            Lockup released; shares eligible for sale
                                                    under Rule 144, 144(k) or 701
Thereafter                     4,858,556            Restricted securities held for less than one
                                                    year



     In general, under Rule 144, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or approximately 321,000 shares immediately after this offering, or the average weekly trading volume in the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed, as long as specified requirements concerning availability of public information, manner of sale and notice of sale have been satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.


     Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares for at least two years may resell these shares without compliance with the foregoing requirements. In meeting the one- and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one- and two-year holding periods do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate. Rule 701 provides that currently outstanding shares of common stock acquired under our employee compensation plans may be resold beginning 90 days after the date of this prospectus by persons, other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to specified limitations.

LOCK-UP AGREEMENTS

     Subject to specified exceptions, we and our executive officers and directors have agreed that, without the prior written consent of Robertson Stephens, none of us will, during the period ending 180 days after the date of this prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (regardless of whether such shares or any such securities are then owned by such person or are thereafter acquired), or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, regardless of whether any such transactions described in clauses (1) or (2) are to be settled by delivery of such common stock or such other securities, in cash or otherwise. In addition, for a period of 180 days from the date of this prospectus, except as required by law, we have agreed that our board of directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected, to result in, the disposition by any person, directly or indirectly, of any shares of common stock without the prior written consent of Robertson Stephens. See the section in this prospectus entitled "Underwriting."

STOCK OPTIONS


     Following this offering, we intend to file registration statements under the Securities Act to register up to 14,632,621 shares of common stock issuable upon the exercise of outstanding stock options or reserved for issuance under our equity plans. These registration statements are expected to become effective upon filing.


REGISTRATION RIGHTS


     After this offering, the holders of approximately 11,097,724 shares of common stock and rights to acquire 187,173 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Under the terms of the agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include shares of such common stock therein. Additionally, these holders are also entitled to specified demand registration rights under which they may require us on up to two occasions to file a registration statement under the Securities Act, generally at our expense, with respect to our shares of common stock, and we are required to use our best efforts to effect that registration. These holders may also require us to file an unlimited number of additional registration statements on Form S-3 at our expense. All of these registration rights are subject to typical conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following an offering of our securities on a Form S-1, including the offering made hereby. We also have agreed to indemnify shareholders whose shares are included in a registration statement from losses arising from violations by us of applicable securities laws in connection with the registration.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Dain Rauscher Incorporated, U.S. Bancorp Piper Jaffray Inc. and Legg Mason Wood Walker, Inc., have each agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.


                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                   ---------
FleetBoston Robertson Stephens Inc. ........................
Dain Rauscher Incorporated..................................
U.S. Bancorp Piper Jaffray Inc. ............................
Legg Mason Wood Walker, Inc. ...............................
                                                               ---------
          Total.............................................   5,000,000
                                                               =========


     We have been advised that the underwriters propose to offer the shares of common stock to the public at the public offering price located on the cover page of this prospectus and to dealers at that price less a concession of not in
excess of $     per share, of which $     may be reallowed to other dealers.
After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction in this price will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus.

     The underwriters have advised us that they do not expect sales to
discretionary accounts to exceed   % of the total number of shares offered.


     Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the same price per share as we will receive for the 5,000,000 shares that the underwriters have agreed to purchase. If the underwriters exercise the option in full, we will sell 750,000 additional shares. To the extent that the underwriters exercise this option, each of the underwriters will have a commitment to purchase approximately the same percentage of additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 5,000,000 shares offered by this prospectus. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the 5,000,000 shares are being sold. We will be obligated under this option to sell shares to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the 5,000,000 shares of common stock offered by this prospectus.


     The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.


                                                                                  TOTAL
                                                                   -----------------------------------
                                                                    WITHOUT OVER-        WITH OVER-
                                                       PER SHARE   ALLOTMENT OPTION   ALLOTMENT OPTION
                                                       ---------   ----------------   ----------------
Public offering price................................     $              $                  $
Underwriting discounts and commissions...............
Proceeds, before expenses, to us.....................

     The expenses of the offering payable by us are estimated at $1.8 million. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common
stock to purchasers on               , 2000.


     Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-Up Agreements. Each of our executive officers, directors and all of our other shareholders of record have agreed with the representatives, for a period of 180 days after the date of this prospectus, not to offer to sell, contract to sell or transfer any:

     - shares of common stock;

     - options or warrants to purchase any shares of common stock; or

     - any securities convertible into or exchangeable for shares of common stock.

However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to those lock-up agreements. There are no agreements between the representatives and any of our shareholders providing consent by the representatives to the sale of shares before the expiration of the 180-day lock-up period.

     We have agreed that during the 180-day lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., consent to the disposition of any shares held by shareholders subject to lock-up agreements before the expiration of the lock-up period, or issue, sell, contract to sell, or dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock. However, the following are examples of exceptions to this agreement:

     - our sale of shares in this offering;

     - the issuance of our common stock upon the exercise of outstanding options or warrants; and

     - the issuance of options under existing stock option and incentive plans, provided that those options do not vest before the expiration of the lock-up period.


     Directed Shares. We have requested that the underwriters reserve up to 5.0% of the shares of common stock for sale at the initial public offering price to directors, officers, employees and other persons designated by us. In addition, in connection with our Series A preferred stock financing in May 1999, we agreed to use our best efforts, subject to applicable legal or regulatory limitations, to cause the managing underwriters of our initial public offering to establish a directed share program whereby the managing underwriters would offer the Series A preferred stock investors the opportunity to purchase shares of our common stock in our initial public offering. The number of shares to be offered to the Series A preferred stock investors pursuant to the directed share program is determined by dividing $5.0 million by the per share initial public offering price (approximately 250,000 shares assuming an initial offering price of $12.00 per share), and is subject to reduction under some circumstances. The Series A preferred stock investors have no obligation to purchase any of the shares offered to them. We intend that all offers to purchase shares pursuant to the directed share program will be made in compliance with all federal and state securities laws, including Rule 134 of the Securities Act of 1933, as amended, and all applicable rules and regulations promulgated by the National Association of Securities Dealers, Inc.



     Listing. We have applied to have the shares being sold in the offering approved for quotation on the Nasdaq National Market under the symbol "YOUC."


     No Prior Public Market. Before this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered by this prospectus will be determined through negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the present state of our development.


     Syndicate Short Sales. The representatives have advised us that, on behalf of the underwriters, they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 750,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchased shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.



     Stabilization. The representatives have advised us that, under Regulation M under the Securities Exchange Act of 1934, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market.



     - A "stabilizing bid" is a bid for the purpose of fixing or maintaining the price of the common stock.



     - A "penalty bid" is an arrangement permitting the representatives to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position.



     The representatives have advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market or otherwise, and if commenced, may be discontinued at any time.


     Offers in the United Kingdom. There are restrictions on the offer and sale of the common stock in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the common stock in, from or otherwise involving the United Kingdom must be complied with.

     Each underwriter has agreed that it:

     - has not offered or sold and prior to the date six months after the date of issue of the shares of common stock will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - has complied, and will comply with, all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom; and

     - has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

                                 LEGAL MATTERS


     The validity of the shares of common stock we are offering will be passed upon for us by Kilpatrick Stockton LLP, Charlotte, North Carolina. Hale and Dorr LLP, Washington D.C., is acting as our special securities counsel in connection with this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia. As of August 10, 2000, Kilpatrick Stockton LLP attorneys beneficially owned an aggregate of 10,921 shares of our common stock and an attorney with Hale and Dorr LLP beneficially owned 1,560 shares of our common stock.


                                    EXPERTS

     The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the SEC in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Shareholders' Deficiency......................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
YOUcentric, Inc.
Charlotte, North Carolina

     We have audited the accompanying balance sheets of YOUcentric, Inc. (the "Company") as of December 31, 1998 and 1999, and the related statements of operations, shareholders' deficiency and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP


Charlotte, North Carolina

April 14, 2000

                                YOUCENTRIC, INC.


                                 BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                            AS OF DECEMBER 31,                   PRO FORMA
                                                            -------------------    JUNE 30,      JUNE 30,
                                                             1998       1999         2000          2000
                                                            -------   ---------   -----------   -----------
                                                                                  (UNAUDITED)   (UNAUDITED)
                          ASSETS
Current assets:
  Cash and cash equivalents...............................  $  456    $  2,471     $ 10,024      $ 10,024
  Marketable securities...................................      --          --       13,297        13,297
  Accounts receivable (net of allowance of $200 at June
     30, 2000)............................................   1,819       5,663        5,399         5,399
  Prepaid expense and other current assets ...............       5         766        3,063         3,063
  Earned revenues in excess of billings...................     278          --           --            --
  Deferred contract costs.................................      --          90          330           330
                                                            ------    --------     --------      --------
       Total current assets...............................   2,558       8,990       32,113        32,113
Property and equipment, net...............................     266         830        1,552         1,552
                                                            ------    --------     --------      --------
Total assets..............................................  $2,824    $  9,820     $ 33,665      $ 33,665
                                                            ======    ========     ========      ========
         LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
  Stock redemption and dividends payable..................  $   --    $     --     $     --      $  8,636
  Current maturities of capital lease obligations ........      45         106          122           122
  Accounts payable........................................     523       2,236        2,988         2,988
  Accrued payroll and related benefits ...................     219         696          598           598
  Other accrued liabilities...............................     261       1,242        1,427         1,427
  Deferred revenues.......................................     685       1,865        2,117         2,117
  Billings in excess of earned revenues...................   1,813       6,139        6,891         6,891
  Income taxes payable....................................     126         110          113           113
                                                            ------    --------     --------      --------
       Total current liabilities..........................   3,672      12,394       14,256        22,892
                                                            ------    --------     --------      --------
Capital lease obligations.................................      46          81           79            79
                                                            ------    --------     --------      --------
Deferred tax liability....................................       5          28          514           514
                                                            ------    --------     --------      --------
Redeemable convertible preferred stock:
  Series A, no par value, liquidation preference $1.92 per
     share, 4,159,446 shares authorized, issued and
     outstanding at December 31, 1999 and June 30, 2000
     (none pro forma).....................................      --      18,963       25,159            --
                                                            ------    --------     --------      --------
  Series B, no par value, liquidation preference $12.02
     per share, 2,911,900 shares authorized, 2,572,376
     shares issued and outstanding at June 30, 2000 (none
     pro forma)...........................................      --          --       28,597            --
Shareholders' equity (deficiency):
  Common stock, no par value, 50,000,000 shares
     authorized, 16,303,680 issued and outstanding at
     December 31, 1998, 16,003,980 issued and outstanding
     at December 31, 1999 16,036,326 issued and
     outstanding at June 30, 2000, and 27,101,704 issued
     and outstanding pro forma ...........................     120         381       14,934        74,562
  Accumulated other comprehensive loss....................      --          --          (12)          (12)
  Accumulated deficit.....................................  (1,019)    (22,027)     (49,862)      (64,370)
                                                            ------    --------     --------      --------
          Total shareholders' equity (deficiency).........    (899)    (21,646)     (34,940)       10,180
                                                            ------    --------     --------      --------
Total liabilities and shareholders' equity (deficiency)...  $2,824    $  9,820     $ 33,665      $ 33,665
                                                            ======    ========     ========      ========


                       See notes to financial statements.

                                YOUCENTRIC, INC.

                            STATEMENTS OF OPERATIONS

                      (IN THOUSANDS EXCEPT PER SHARE DATA)



                                                                                 SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,          JUNE 30,
                                                   --------------------------   -------------------
                                                    1997     1998      1999       1999       2000
                                                   ------   ------   --------   --------   --------
                                                                                    (UNAUDITED)
Revenues:
  Software license revenues......................  $1,280   $2,169   $  3,085   $  1,759   $  4,470
  Professional services and maintenance
     revenues....................................      72      621      1,028        317        936
                                                   ------   ------   --------   --------   --------
     Total revenues..............................   1,352    2,790      4,113      2,076      5,406
                                                   ------   ------   --------   --------   --------
Operating expenses:
  Cost of software licenses, services and
     maintenance.................................      95      334        946        262      2,070
  Sales and marketing............................     401      572      3,027        874      4,458
  Research and development.......................     315    1,116      3,246      1,319      2,325
  General and administrative.....................     679    1,385      3,433      1,274      3,760
  Stock-based compensation*......................      --       96        565        500     14,294
                                                   ------   ------   --------   --------   --------
     Total operating expenses....................   1,490    3,503     11,217      4,229     26,907
                                                   ------   ------   --------   --------   --------
Operating loss...................................    (138)    (713)    (7,104)    (2,153)   (21,501)
                                                   ------   ------   --------   --------   --------
Other income (expense), net......................      --       (5)       105         14        355
                                                   ------   ------   --------   --------   --------
Loss before income taxes.........................    (138)    (718)    (6,999)    (2,139)   (21,146)
Income tax expense...............................     (43)    (128)       (23)        (4)      (493)
                                                   ------   ------   --------   --------   --------
Net loss.........................................    (181)    (846)    (7,022)    (2,143)   (21,639)
                                                   ------   ------   --------   --------   --------
Accretion for preferred stock redemption
  feature and preferred stock dividends..........      --       --    (11,398)    (8,476)    (6,196)
                                                   ------   ------   --------   --------   --------
Net loss attributable to common
  shareholders...................................  $ (181)  $ (846)  $(18,420)  $(10,619)  $(27,835)
                                                   ======   ======   ========   ========   ========
Basic and diluted net loss per
  share attributable to common shareholders......  $(0.01)  $(0.05)  $  (1.15)  $  (0.66)  $  (1.74)
                                                   ======   ======   ========   ========   ========
Basic and diluted weighted average
  common shares outstanding......................  19,923   16,004     16,004     16,004     16,024
                                                   ======   ======   ========   ========   ========
Pro forma basic and diluted net loss per
  share attributable to common shareholders
     (unaudited).................................                    $  (1.54)             $  (1.79)
                                                                     ========              ========
Pro forma basic and diluted weighted
  average common shares outstanding
     (unaudited).................................                      19,969                24,676
                                                                     ========              ========
*Stock-based compensation:
  Cost of software licenses, services and
     maintenance.................................      --       --         --         --      1,845
  Sales and marketing............................      --       96        494        437      3,492
  Research and development.......................      --       --         71         63      5,435
  General and administrative.....................      --       --         --         --      3,522
                                                   ------   ------   --------   --------   --------
          Total..................................  $   --   $   96   $    565   $    500   $ 14,294
                                                   ======   ======   ========   ========   ========


                       See notes to financial statements.

                                YOUCENTRIC, INC.

                     STATEMENTS OF SHAREHOLDERS' DEFICIENCY

                                 (IN THOUSANDS)



                                                           RETAINED
                                        COMMON STOCK       EARNINGS        ACCUMULATED
                                      ----------------   (ACCUMULATED         OTHER
                                      SHARES   AMOUNT      DEFICIT)     COMPREHENSIVE LOSS    TOTAL
                                      ------   -------   ------------   ------------------   --------
Balance, December 31, 1996..........  19,980   $    70     $      8                          $     78
  Net loss..........................      --        --         (181)           $ --              (181)
  Share repurchase..................  (3,996)      (46)          --              --               (46)
                                      ------   -------     --------            ----          --------
Balance (deficiency), December 31,
  1997..............................  15,984        24         (173)             --              (149)
  Net loss..........................      --        --         (846)             --              (846)
  Stock awards......................     320        96           --              --                96
                                      ------   -------     --------            ----          --------
Balance (deficiency), December 31,
  1998..............................  16,304       120       (1,019)             --              (899)
  Net loss..........................      --        --       (7,022)             --            (7,022)
  Contribution of shares by
     shareholders...................    (300)       --           --              --                --
  Issuance of common stock options
     at less than fair value........      --       181           --              --               181
  Equity restructuring..............      --        --       (2,588)             --            (2,588)
  Issuance of stock warrant.........      --        80           --              --                80
  Accretion of Series A convertible
     preferred stock redemption
     feature and dividends..........      --        --      (11,398)             --           (11,398)
                                      ------   -------     --------            ----          --------
Balance (deficiency), December 31,
  1999..............................  16,004       381      (22,027)             --          $(21,646)
                                      ------   -------     --------            ----          --------
Comprehensive loss:
  Net loss (unaudited)..............                        (21,639)             --           (21,639)
  Unrealized loss on securities
     available for sale
     (unaudited)....................      --        --           --             (12)              (12)
                                      ------   -------     --------            ----          --------
  Total comprehensive loss
     (unaudited)....................      --        --      (21,639)            (12)          (21,651)
  Issuance of common stock options
     at less than fair value
     (unaudited)....................            14,294                                         14,294
  Accretion of Series A convertible
     preferred stock redemption
     feature and dividends
     (unaudited)....................                         (6,196)                           (6,196)
  Issuance of common stock
     (unaudited)....................      32       259                                            259
                                      ------   -------     --------            ----          --------
Balance (deficiency), June 30, 2000
  (unaudited).......................  16,036   $14,934     $(49,862)           $(12)         $(34,940)
                                      ======   =======     ========            ====          ========


                       See notes to financial statements.

                                YOUCENTRIC, INC.


                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                           SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,          JUNE 30,
                                                             -------------------------    ------------------
                                                             1997     1998      1999       1999       2000
                                                             -----   -------   -------    -------   --------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net loss.................................................  $(181)  $  (846)  $(7,022)   $(2,143)  $(21,639)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Provision for credit losses............................     --        --        --         --        200
    Depreciation and amortization..........................      7        59       225         75        235
    Deferred income taxes..................................     40         3        23          4        492
    Stock-based compensation...............................     --        96       565        500     14,294
    Changes in assets and liabilities which provided (used)
      cash:
      Accounts receivable..................................    (45)   (1,607)   (3,844)       618         64
      Prepaids and other current assets....................     (5)       --      (761)      (308)    (2,297)
      Earned revenue in excess of billings.................    (90)     (188)      278        278         --
      Deferred contract costs..............................     --        --       (90)       (28)      (240)
      Accounts payable.....................................     32       472     1,713         75        752
      Accrued liabilities..................................    189       292     1,458         44         87
      Billings in excess of earned revenue.................    282     1,518     4,326        694        752
      Deferred revenues....................................   (121)      572     1,180        540        252
      Income taxes payable.................................     (5)      130       (16)       (21)         3
                                                             -----   -------   -------    -------   --------
         Net cash provided by (used in) operating
           activities......................................    103       501    (1,965)       328     (7,045)
                                                             -----   -------   -------    -------   --------
Cash flows from investing activities:
  Purchases of property and equipment......................    (16)     (186)     (595)      (232)      (883)
  Purchase of marketable securities........................     --        --        --         --    (13,315)
                                                             -----   -------   -------    -------   --------
         Net cash used in investing activities.............    (16)     (186)     (595)      (232)   (14,198)
                                                             -----   -------   -------    -------   --------
Cash flows from financing activities:
  Principal payments on capital leases.....................     --       (23)      (98)       (44)       (60)
  Share repurchase.........................................    (46)       --        --         --         --
  Net proceeds from sale of preferred stock................     --        --     4,673      4,673     28,856
                                                             -----   -------   -------    -------   --------
         Net cash provided by (used in) financing
           activities......................................    (46)      (23)    4,575      4,629     28,796
                                                             -----   -------   -------    -------   --------
Net increase in cash and cash equivalents..................     41       292     2,015      4,725      7,553
Cash and cash equivalents:
  Beginning of period......................................    123       164       456        456      2,471
                                                             -----   -------   -------    -------   --------
  End of period............................................  $ 164   $   456   $ 2,471    $ 5,181   $ 10,024
                                                             =====   =======   =======    =======   ========
Supplemental disclosures of cash flow information:
  Cash paid for interest...................................  $  --   $     5   $    17    $     9   $      7
                                                             =====   =======   =======    =======   ========
  Cash paid for income taxes...............................  $   9   $    --   $    16    $    --   $     --
                                                             =====   =======   =======    =======   ========
Supplemental disclosure of noncash investing and financing
  activities:
  Leased asset additions and related obligations...........  $  --   $   114   $   194    $   194   $     74
                                                             =====   =======   =======    =======   ========
  Equity restructuring.....................................  $  --   $    --   $ 2,588    $    --   $  2,588
                                                             =====   =======   =======    =======   ========
  Accretion of preferred stock redemption feature and
    dividends..............................................                    $11,398    $ 8,476   $  6,196
                                                                               =======    =======   ========


                       See notes to financial statements.

                                YOUCENTRIC, INC.


                         NOTES TO FINANCIAL STATEMENTS


(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)


1. DESCRIPTION OF THE BUSINESS AND ACCOUNTING POLICIES

     Description of Business. YOUcentric, Inc. (the "Company") develops, markets and supports e-business relationship management software products. The Company's customers principally consist of large, domestic companies who are end users of its software products and services. The Company's products are based in large part upon the Java programming language. Sales of the Company's product depend on the continued acceptance of Java-based applications and continued development support for Java.


     Revenue Recognition. The Company generates revenues from licensing the rights to use its software products directly to end-users and indirectly through sublicense fees from resellers. The Company also generates revenues from sales of professional consulting services, maintenance and support services performed for customers that license its products. The Company recognizes revenue based on the provisions of Statement of Position ("SOP") No. 97-2, Software Revenue Recognition (as amended by SOP No. 98-4 and SOP No. 98-9) and SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.



     Software license fee revenue is recognized upon persuasive evidence of an arrangement, delivery of software to the customer, determination that there are no significant post-delivery obligations and when collection of a fixed or determinable license fee is considered probable. Revenues from implementation and customization services that are essential to the customer's use of the software are bundled with the software and the entire arrangement is recognized under the percentage-of-completion method. Percentage of completion is measured by the percentage of implementation and customization hours incurred to date to estimated total implementation hours. This method is used because management has determined that past experience has shown expended hours to be the best measure of progress on these engagements.



     Revisions in implementation hour estimates are reflected in the accounting period in which the required revisions become known. Anticipated losses on contracts are charged to income in their entirety when such losses become evident. Revenues recognized in excess of amounts billed are classified under current assets as "earned revenues in excess of billings." Amounts billed in excess of revenue recognized are classified under current liabilities as "billings in excess of earned revenues."



     For contracts that contain cancellation provisions, or have significant customer acceptance criteria, revenues are deferred and recognized upon the expiration of the cancellation period or upon customer acceptance. At December 31, 1999 and June 30, 2000, the Company had deferred license revenues of $2,081,061 and $2,446,461, respectively, due to significant customer acceptance or cancellation clauses, which are included in "billings in excess of earned revenues" in the accompanying balance sheets. In addition, at December 31, 1999 and June 30, 2000, the Company had deferred maintenance revenues of $794,000 for maintenance services related to these contracts which are included in "deferred revenues" in the accompanying balance sheets.



     Commissions paid on contracts for which customer acceptance has not been received or for which cancellation provisions have not expired are recorded as prepaid expenses and are expensed upon the earlier of customer acceptance, or the expiration of the cancellation provision. Commissions paid on contracts recognized under the percentage-of-completion method without such acceptance or cancellation provisions are charged to expense ratably based on the percentage of revenue earned on the respective contract.



     Revenues from professional consulting services not essential to the customers' use of the software under time-and-materials contracts are recognized as services are performed. Maintenance services are recognized ratably over the term of the related agreements.



     During the six months ended June 30, 2000, the Company recognized sub-license fees for software and authorization services to an end customer through a sub-licensee. Because the Company's total arrangement

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)



with the sub-licensee included the sale of the software and customization services to be provided to the ultimate customer by the Company, the arrangement is being accounted for using the percentage of completion method of accounting as required by SOP 97-2.



     Cash and Cash Equivalents. The Company invests its excess cash in deposits, money market accounts, and high quality marketable debt securities. The Company considers all highly liquid investments with a maximum original maturity of 90 days or less at the time of purchase to be cash equivalents.



     Marketable Securities. Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company has classified its marketable debt securities as "available for sale." Such investments are recorded at fair value with unrealized gains and losses, net of related tax effects, reported within accumulated other comprehensive loss. Realized gains and losses on available for sale securities are computed using the specific identification method.



     Deferred Contract Costs. The Company defers contract costs, principally salaries, related to contracts that have significant acceptance or cancellation provisions prior to the customer accepting the software. As of December 31, 1999 and June 30, 2000, the Company had recorded deferred contract costs of $90,000 and $330,000, respectively, in the accompanying balance sheets.



     Property and Depreciation. Expenditures for property and equipment are capitalized at cost. Capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets, which range from three to five years. Capital leases are amortized over the lesser of their estimated useful life or the lease term.



     The Company reviews long-lived assets to be held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition, and recognizes an impairment loss if the expected future cash flows are less than the carrying amount of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. No impairment of long-lived assets existed at December 31, 1998, December 31, 1999 and June 30, 2000.



     Maintenance and repairs that do not improve or extend the life of assets are expensed as incurred.



     Deferred Revenues. Deferred revenues generally relate to customer prepayments for maintenance services which will be recognized over the maintenance period.



     Income Taxes. The balance sheet includes federal and state taxes currently payable and deferred taxes. Deferred taxes were determined utilizing the asset/liability approach which gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities. This method gives immediate effect to changes in income tax laws upon enactment. A valuation allowance is established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.



     Accumulated Other Comprehensive Loss. Accumulated other comprehensive loss is presented net of income taxes and is comprised of unrealized gains and losses on marketable debt securities available for sale.



     Cost of Software Licenses, Services and Maintenance. Cost of software licenses, services and maintenance consist primarily of salaries, consulting, training and customer support personnel, cost of services provided by third-party consultants and cost of product documentation and other production costs.

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)



The Company maintains a dedicated department which provides these implementation, customization, customer support and other services to customers.



     Computer Software Development Costs and Research and Development Expenses. The Company incurs software development costs associated with its licensed products and accounts for software development costs based on the guidance in Statement of Financial Accounting Standard ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.



     The Company has determined that technological feasibility occurs upon the successful development of a working model, which happens late in the development cycle and close to general release of the products. The development costs incurred between the time technological feasibility is established and general release of the product are not material.



     Advertising Costs. The Company expenses all advertising costs as incurred. Advertising costs totaled $41,000, $71,000 and $239,000 in 1997, 1998 and 1999,
respectively, and $331,000 for the six months ended June 30, 2000, and are included in sales and marketing expenses in the accompanying financial statements.



     Liquidity. The Company continues to incur losses from operations and had an accumulated deficit of $22,027,000 and $49,862,000 at December 31, 1999 and June 30, 2000, respectively. The Company had a working capital deficit of $3,404,000 at December 31, 1999 and working capital of $17,857,000 at June 30, 2000. As a result of its significant research and development, customer support, and selling and marketing efforts, the Company has required substantial working capital to fund its operations. To date, the Company has financed its operations principally through its operations and private equity offerings. Management believes that under its current business plan, the proceeds of these equity offerings are sufficient to fund its operations and capital requirements through at least the next 12 months. Any substantial inability to achieve the current business plan could have a material adverse impact on the Company's financial position, liquidity, or results of operations and may require the Company to reduce expenditures to enable it to continue operations.



     Concentration of Credit Risk. Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash equivalents, marketable securities and accounts receivable. The Company places its cash equivalents with high credit qualified financial institutions and, by practice, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to accounts receivable are limited due to the dispersion across different industries and geographies of the Company's customer base.



     Software license, professional services and maintenance revenues from two customers accounted for 45% and 11% of total revenues for the six months ended June 30, 2000. Revenues from one customer accounted for 38% of total revenues in 1999. Revenues from three customers accounted for 22%, 22% and 14% of total revenues in 1998. Revenues from three customers accounted for 47%, 13% and 12% of total revenues in 1997. These revenue concentrations were from different customers in the six months ended June 30, 2000 and each of the three years. In addition, the customer representing 45% of total revenues for the six months ended June 30, 2000 accounted for 42% of total accounts receivable as of June 30, 2000. Another customer accounted for 63% of total accounts receivable as of December 31, 1999. The Company performs ongoing credit evaluations of its customers' financial condition and the risk of loss with respect to its trade receivables is further mitigated by the fact that the Company's customer base consists of well established companies.



     Fair Value of Financial Instruments. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other accrued liabilities approximate fair values for all periods presented.



     Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)



that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates relate to the calculation of revenue earned on contracts accounted for under the percentage-of-completion method, since this calculation is based on the percentage of actual labor hours incurred to total estimated labor hours required to complete the contract.



     Stock-Based Compensation. SFAS No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of employee and director stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees and directors under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and elect the disclosure-only alternative under SFAS No. 123 (see Note 6). The Company accounts for options and warrants granted to individuals other than employees and directors using the fair-value method prescribed by SFAS No. 123.



     Segment Reporting. The Company views its operations and manages its business as one segment, providing customized software licenses and professional support and maintenance services.



     Unaudited Interim Results. The accompanying balance sheet as of June 30, 2000, the statements of operations and cash flows for the six months ended June 30, 1999 and 2000 and the statements of shareholders' deficiency for the six months ended June 30, 2000 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of these periods. The data disclosed in the notes to financial statements for these periods are unaudited. These amounts are necessarily indicative of future results.



     Net Loss Per Share Attributable to Common Shareholders. Net loss per share attributable to common shareholders is based on net loss attributable to common shareholders divided by the weighted average shares outstanding during the period. At December 31, 1999 and June 30, 2000, outstanding options and warrants, representing 2,564,793 and 6,489,693 shares of common stock, respectively, are not included in the calculation of diluted net loss per share attributable to common shareholders since they are anti-dilutive.



     During 1999, the Company recorded a dividend accretion equal to the greater of the conversion or redemption feature of the Series A Preferred Stock (see
Note 6). These dividends increase the net loss attributable to common shareholders.



     Pro Forma Net Loss Per Share Attributable to Common Shareholders. Pro forma basic and diluted net loss per share attributable to common shareholders is computed by dividing net loss as adjusted for the charge for all compensatory unvested stock options and warrants which vest at the initial public offering, and the $8,000,000 conversion payment to the Series A preferred shareholders, by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares resulting from the assumed conversion of outstanding shares of Series A redeemable convertible preferred stock at December 31, 1999 and the assumed conversion of outstanding shares of both Series A and B redeemable convertible preferred stock at June 30, 2000. Series B has an additional provision which increases the number of common shares issued to the holder of Series B preferred stock if the IPO price is less than $16.03 per

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)



share. For Pro Forma net loss per share purposes, the Company has assumed an IPO price of $12.00 per share resulting in an additional 967,655 shares of common stock to be issued to holders of Series B.



                                                              DECEMBER 31,   JUNE 30,
                                                                  1999         2000
             (DOLLARS AND SHARES IN THOUSANDS)                ------------   --------
                                                                    (UNAUDITED)
Net loss....................................................    $ (7,022)    $(21,639)
Compensation charge for options which vest immediately as if the initial public offering occurred as of the respective
  date......................................................     (15,693)     (14,508)
Payment of the original Series A conversion payment
  (Considered a dividend for pro forma earnings per share
  calculation)..............................................      (8,000)      (8,000)
                                                                --------     --------
Pro forma net loss attributable to common shareholders......    $(30,715)    $(44,147)
                                                                ========     ========
Basic and diluted weighted average common share
  outstanding...............................................      16,004       16,024
Weighted average of common shares resulting from the assumed conversion of outstanding shares of Series A redeemable
  convertible preferred stock...............................       3,965        6,239
                                                                --------     --------
Weighted average of common shares resulting from the assumed conversion of outstanding shares of Series B redeemable
  convertible preferred stock including additional shares
  assuming an offering price of $12.00......................          --        2,413
                                                                --------     --------
Pro forma basic and diluted weighted average common shares
  outstanding...............................................      19,969       24,676
                                                                ========     ========
Pro forma basic and diluted net loss per share attributable
  to common shareholders....................................    $  (1.54)    $  (1.79)
                                                                ========     ========



     Unaudited Pro Forma Information. The unaudited pro forma balance sheet information assumes that the initial public offering had actually occurred at June 30, 2000 resulting in the conversion of each share of Series A and B preferred stock into one and one half shares of common stock, an accrual for accrued preferred dividends of approximately $636,000 as of June 30, 2000 and an $8,000,000 conversion payment to preferred stockholders. Estimated proceeds from the common shares to be issued as a result of such initial public offering are excluded.



     Recent Pronouncements. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities -- This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The new standard requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This standard will become effective for the Company for the fiscal year 2001. The Company has not completed an evaluation of the effect of SFAS No. 133 on its financial position and results of operations, and therefore is unable to estimate the effect of its adoption.

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)



2. MARKETABLE SECURITIES (UNAUDITED)



     Marketable securities at June 30, 2000 consist of the following (dollars in thousands):



                                                              AMORTIZED COST   FAIR VALUE
                                                              --------------   ----------
Corporate commercial paper..................................     $ 4,096        $ 4,090
Medium and short term notes.................................       4,001          3,996
Euro dollar bonds...........................................       3,497          3,493
Taxable auction securities..................................         800            800
Zero coupon bonds...........................................         442            440
Municipal bonds.............................................         479            478
                                                                 -------        -------
                                                                 $13,315        $13,297
                                                                 =======        =======



     The following table sets forth certain data at June 30, 2000 with respect to marketable securities (dollars in thousands):



Amortized cost..............................................  $13,315
Fair value..................................................   13,297
Gross unrealized loss.......................................      (18)
Deferred tax asset..........................................        6
                                                              -------
Accumulated other comprehensive loss........................  $   (12)
                                                              =======



     At December 31, 1998 and 1999, the Company had no investments in marketable securities. At June 30, 2000, the average maturity of the investments was approximately 4.6 months. There were no gross realized gains or losses from sale of securities in the periods presented.



3. PROPERTY AND EQUIPMENT



     Property and equipment consists of the following amounts (dollars in thousands):



                                                              DECEMBER 31,      JUNE 30,
                                                              -------------   ------------
                                                              1998    1999        2000
                                                              ----   ------   ------------
                                                                              (UNAUDITED)
Computer equipment and software, including assets under
  capital lease of $114, $308 and $382 in 1998, 1999 and
  June 30, 2000, respectively...............................  $286   $  891      $1,808
Office furniture and equipment..............................    51      199         233
Leasehold improvements......................................    --       36          42
                                                              ----   ------      ------
                                                               337    1,126       2,083
Less:
  Accumulated depreciation..................................   (50)    (192)       (373)
  Accumulated amortization of property and equipment under
     capital lease..........................................   (21)    (104)       (158)
                                                              ----   ------      ------
Property and equipment, net.................................  $266   $  830      $1,552
                                                              ====   ======      ======



     Depreciation and amortization expense relating to property and equipment totaled $7,000, $59,000, $225,000 and $235,000 for the years ended December 31, 1997, 1998 and 1999 and six months ended June 30, 2000, respectively, and is included in general and administrative expense in the accompanying financial statements.

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)



4. LEASES


     The Company leases certain property and equipment, automobiles and office space under capital and operating lease arrangements. The following is a schedule by years of future minimum lease payments under capital leases for the next three years, together with the present value of the net minimum lease payments as of December 31, 1999 (dollars in thousands):

FISCAL YEAR
-----------
2000........................................................  $117
2001........................................................    68
2002........................................................    17
                                                              ----
Total minimum lease payments................................   202
Less imputed interest.......................................   (15)
                                                              ----
Present value of minimum lease payments.....................   187
Less current maturities.....................................  (106)
                                                              ----
Long-term portion of capital lease obligations..............  $ 81
                                                              ====

     Interest expense attributable to these leases totaled $400, $5,000 and $17,000 for the years ended December 31, 1997, 1998 and 1999, respectively, and is included in other income (expense), net in the accompanying financial statements.

     Operating Leases. Future minimum annual lease payments under operating leases with noncancelable terms in excess of one year as of December 31, 1999 were as follows (dollars in thousands):

FISCAL YEAR
-----------
2000........................................................  $123
2001........................................................   106
2002........................................................   102
2003........................................................    17
                                                              ----
Total minimum lease payments................................  $348
                                                              ====

     Rent expense under operating leases totaled approximately $40,000, $113,000 and $336,000 in 1997, 1998 and 1999, respectively.


     In June 2000 the Company entered into a lease for their new corporate headquarters. This lease expires September 30, 2005. Estimated minimum lease payments under this lease are $442,800 for the year ended December 31, 2000, $1,771,200 for each of the years ended December 31, 2001, 2002, 2003 and 2004, and $1,328,400 for the year ended December 31, 2005. The Company intends to occupy this space in September 2000 and to sublease their current headquarters. The Company currently does not anticipate any material losses resulting from this sublease.

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)



5. INCOME TAXES


     Income tax expense for the years ended December 31 is summarized as follows (dollars in thousands):


                                                              1997   1998   1999
                                                              ----   ----   ----
Current tax expense:
  Federal...................................................  $ 2    $ 99   $--
  State.....................................................    1      26    --
                                                              ---    ----   ---
     Total current..........................................    3     125    --
                                                              ---    ----   ---
Deferred tax expense:
  Federal...................................................   32       2    19
  State.....................................................    8       1     4
                                                              ---    ----   ---
     Total deferred.........................................   40       3    23
                                                              ---    ----   ---
          Total.............................................  $43    $128   $23
                                                              ===    ====   ===


     At December 31, 1997, 1998 and 1999, the provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to loss before income taxes as a result of the following differences (dollars in thousands):

                                           1997                1998                1999
                                     ----------------    ----------------    -----------------
                                     AMOUNT   PERCENT    AMOUNT   PERCENT    AMOUNT    PERCENT
                                     ------   -------    ------   -------    -------   -------
Statutory U.S. tax rates...........   $(20)   (15.00)%   $(244)   (34.00)%   $(2,379)  (34.00)%
State tax, net of federal
  benefit..........................     (9)    (6.59)      (37)    (5.12)       (358)   (5.12)
Meals and entertainment
  limitation.......................     (1)     0.47         3      0.36          20     0.29
Key man life insurance.............     --        --         4      0.54           4     0.06
Common stock expense...............     --        --        --        --          39     0.56
Valuation allowance................    100     72.69       401     55.82       2,687    38.40
Rate differential..................    (27)   (19.75)       --        --          --       --
Other..............................     --                  --      0.15          10     0.14
                                      ----    ------     -----    ------     -------   ------
          Total....................   $ 43     31.82%    $ 128     17.75%    $    23     0.33%
                                      ====    ======     =====    ======     =======   ======

     Deferred income taxes result from differences in the recognition of revenue and expense for tax and financial statement purposes. The cash method of accounting is used for tax purposes, whereas the accrual method of accounting is used for financial reporting purposes. The Company has recorded a valuation allowance for all deferred tax assets generated in 1997, 1998 and 1999.

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)


     The approximate tax effect of temporary differences and net operating loss carryforwards that give rise to the Company's deferred income tax assets and liabilities at December 31, 1998 and 1999 is as follows (dollars in thousands):

                                                              1998     1999
                                                              -----   -------
Cash to accrual adjustment (primarily revenues recognized
  for tax purposes but deferred for financial statements)...  $ 501   $ 2,131
Net operating loss carryforwards............................     --     1,057
                                                              -----   -------
  Gross deferred tax assets.................................    501     3,188
Less valuation allowance....................................   (501)   (3,188)
                                                              -----   -------
Net deferred tax assets.....................................     --        --
Fixed assets................................................     (4)      (21)
Capital lease asset.........................................     (1)       (7)
                                                              -----   -------
Net deferred tax liability..................................  $  (5)  $   (28)
                                                              =====   =======


6. EMPLOYEE BENEFIT PLAN



     The Company had a Simplified Employee Pension Plan ("SEP") covering substantially all full-time employees. The Company may make discretionary contributions to each participant's account based upon a uniform percentage of the participant's compensation at the lesser of 15% or $30,000. Participants are immediately vested in the amount of the employer contributions and such contributions are invested based on employee specified options. Company contributions after fiscal 1999 will be made to the 401(k) plan discussed below and all employee balances in the SEP will remain in this plan and are not transferable to the 401(k) plan. Total expense under the SEP was $91,035, $123,888 and $400,000 in 1997, 1998 and 1999, respectively.



     Effective January 1, 2000, the Company established a 401(k) plan in which all employees who have met certain age and service requirements may participate. Employees may participate in the 401(k) plan on the 1st of the month following their date of hire. Employee contributions are limited to a percentage of their compensation and are matched 150% by the Company. Employer contributions are quarterly and the participants vest immediately in such contributions. In addition, the Company may make additional discretionary contributions. Total expense under the 401(k) plan was $385,000 for the six months ended June 30, 2000.



7. STOCKHOLDERS' DEFICIENCY



     Equity Restructuring. In May 1999, the Company's Board of Directors authorized an equity restructuring whereby each share of its common stock was converted into 56 shares of newly created cumulative Series A Redeemable Convertible Preferred Stock ("Series A Preferred Stock") and 666 shares of common stock for shareholders of record on May 13, 1999. The issuance of the Series A Preferred Stock has been treated in the accompanying financial statements as a dividend to the existing common shareholders at its fair value of $1.28 per share ($2,589,000). All common share and per share information in the accompanying financial statements has been restated to give retroactive recognition to the equity restructuring for all periods presented.


     Stock Splits. On December 23, 1999 the Company's Board of Directors authorized a stock split payable in the form of a dividend of three shares of the Company's common stock for each share of common stock owned by shareholders of record on December 23, 1999. On February 22, 2000, the Company's Board of Directors authorized a stock split payable in the form of a dividend of three shares of the Company's

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)



Series A Preferred Stock for each share of Series A Preferred Stock owned by shareholders of record on February 22, 2000. On August 9, 2000, the Company's Board of Directors authorized a stock split payable in the form of a dividend of three shares of the Company's common stock for every two shares of common stock owned by shareholders of record on August 9, 2000. All share and per share information in the accompanying financial statements has been restated to give retroactive recognition to the stock splits for all periods presented.


     Redeemable Convertible Preferred Stock - Series A. Subsequent to the May 1999 equity restructuring, the Company sold 2,613,846 shares and its shareholders sold 1,545,600 shares of the Series A Preferred Stock to a private investor for aggregate cash consideration of $8,000,000 ($1.92 per share). The Company's net proceeds from the sale totaled $4,673,000 (net of offering costs of $434,000).

     Dividends on the Series A Preferred Stock accrue annually and are cumulative at a rate of $0.13463 per share. Such dividends must be paid before any other dividends can be declared or paid on any other class of preferred stock or on any class of common stock. In the event of liquidation, each share of Series A Preferred Stock shall be entitled to an amount equal to the original issue price and all accrued but unpaid cumulative dividends.


     The Series A Preferred Stock has voting rights equal to one and a half shares of common stock, and at any time at the option of the holder, can be converted into one and a half shares of the Company's common stock. The Series A Preferred Stock is automatically converted in the event of a qualified initial public offering ("IPO") which meets certain valuation requirements, or a date specified by written consent of a majority of the holders of Series A Preferred Stock. In addition, at the earlier of an IPO, sale of the Company or May 2004, the holders of Series A Preferred Stock also have the right to all accrued but unpaid cumulative dividends and an amount equal to the original Series A Preferred Stock issue price ($8,000,000) as adjusted for any stock splits.



     If the Company has not closed a qualified IPO by May 2004, the Series A Preferred Stock is redeemable at the option of the holder. At the time of redemption, the Company must pay to the holders of Series A Preferred Stock an amount equal to the original Series A Preferred Stock issue price, all accrued but unpaid cumulative dividends, plus an amount equal to the fair market value of the common stock into which the Series A Preferred Stock is convertible. The fair market value would be $6.84 per share at December 31, 1999 or approximately $43 million.


     Using the interest method, the Company will ratably accrete dividends to holders of Series A Preferred Stock over the five year period to May 2004, based on the most favorable potential outcome to the holders of Series A Preferred Stock of either the redemption or conversion feature. At December 31, 1999, $11,397,000 has been accreted as preferred stock dividends in the accompanying balance sheet. These dividends increase the net loss attributable to common shareholders in 1999.

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)



     Following is a summary of the activity for Series A Preferred Stock during 1999 and the six months ended June 30, 2000 (in thousands):



                                                              SHARES   AMOUNT
                                                              ------   -------
Equity restructuring........................................  1,345    $ 2,588
Preferred stock awards......................................    200        384
Sale of Series A Preferred Stock (net of $434 of costs).....  2,614      4,593
Accretion of Series A Preferred Stock redemption feature....     --     11,398
                                                              -----    -------
Balance December 31, 1999...................................  4,159     18,963
Accretion of Series A Preferred Stock redemption feature....     --      6,196
                                                              -----    -------
Balance June 30, 2000.......................................  4,159    $25,159
                                                              =====    =======



     Redeemable Convertible Preferred Stock Series B. On April 7, 2000, the Company completed the sale of 2,572,376 shares of Series B Preferred Stock to a group of financial investors for cash consideration of $30,920,000 ($12.02 per share). The Company's net proceeds from the sale totaled $28,856,000 (net of offering costs of $2,064,000). Each share of Series B Preferred Stock is convertible into one and a half shares of common stock (subject to certain adjustments in the event of certain future share issuances). Other rights and preferences of the shares of Series B Preferred Stock include a liquidation preference and a right to participate in future equity offerings. The holders of the Series B Preferred Stock are entitled to receive noncumulative dividends in preference to any dividends on the common stock at the rate of $.8414 per share per annum, when and as declared by the Board of Directors. The Series B Preferred Stock shall be redeemed upon 45 days prior notice from the holders of a majority of the Series B Preferred Stock to the Company, at any time after May 13, 2004. The redemption price shall equal the original purchase price per share paid, plus any declared but unpaid dividends. The Series B Preferred Stockholders shall also have the right to appoint one director to the Company's Board of Directors.


     The Series A and B Preferred Stock agreements provide that if the offering price at an IPO does not exceed a specified price per share, the price on which the conversion of the outstanding Preferred Stock into common stock is based will decrease and, as a result, the holders of Series A and B Preferred Stock will be entitled to additional shares of common stock.


     Stock Contribution. During 1999, three shareholders returned 600 shares of common stock to the Company to be used as stock awards for no consideration.



     Stock Options. In December 1999, the Company granted 2,377,620 stock options to certain employees. These options have an exercise price of $0.0022 per share, cliff vest and become exercisable 60 months from the date of grant, and expire 10 years from the date of grant. The common stock had a fair market value at the date of grant of $6.84 per share. These options vest immediately upon the occurrence of an IPO, and the entire unvested portion (approximately $15,693,000 at December 31, 1999) would be expensed at the effective date of an IPO. No other options were granted in 1999.



     In December 1999, the 1999 Equity Compensation Plan (the "1999 Equity Plan") was adopted by the Board of Directors and received stockholder approval. A total of 5,325,000 shares of common stock have been reserved for issuance under the 1999 Equity Plan. Under the terms of the 1999 Equity Plan, the Company is authorized to grant incentive stock options as defined under the Internal Revenue Code, non-qualified stock options and restricted stock awards to employees, officers, directors, and consultants of the Company. The 1999 Equity Plan is administered by a board of directors committee. The committee selects the individuals to whom awards will be granted and determines the award exercise price and other terms of each award, subject to the provisions of the 1999 Equity Plan. Options granted under the 1999 Equity Plan will expire on a date determined by the committee, not to exceed 10 years.

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)



     During the six months ended June 30, 2000, the Company granted nonqualified stock options under the 1999 Equity Plan to substantially all employees to purchase an aggregate of 4,151,550 shares of the Company's common stock at a weighted average price of $1.63 per share. These options generally vest from three to four years from each respective employee's initial employment date; however, certain of the options have acceleration clauses triggered by a liquidity event (e.g. an initial public offering) or attainment of certain performance measures.



     In August 2000, the Company granted nonqualified stock options under the 1999 Equity Plan to certain employees to purchase an aggregate of 1,512,050 shares of the Company's common stock at a weighted average exercise price of $4.34 per share. These options generally vest from three to four years from each employee's initial employment date.



     The Company applies Accounting Principles Board Opinion 25 in accounting for its stock option plans. Accordingly, compensation expense has been computed for stock-based compensation for the difference between fair market value of the stock at the date of grant and the exercise price of the option. Total expense relating to the stock option grants for the year ended December 31, 1999 and the six months ended June 30, 2000 was $181,000 and $14,294,000, respectively.



     A summary of the Company's stock options as of December 31, 1998, December 31, 1999 and June 30, 2000, and changes during the years ended December 31, 1998, December 31, 1999 and the six months ended June 30, 2000, are presented below:



                                                                          WEIGHTED
                                                                          AVERAGE
                                                              NUMBER OF   EXERCISE
                                                               OPTIONS     PRICE
                                                              ---------   --------
Balance December 31, 1998...................................         --        --
  Options granted at less than fair market value............  2,377,620   $0.0022
  Options exercised.........................................         --        --
  Options forfeited.........................................         --        --
                                                              ---------   -------
Balance December 31, 1999...................................  2,377,620   $0.0022
  Options granted at less than fair market value
     (unaudited)............................................  4,151,550   $  1.63
  Options exercised (unaudited).............................         --        --
  Options forfeited(unaudited)..............................    226,650   $  3.43
                                                              ---------   -------
Balance June 30, 2000 (unaudited)...........................  6,302,520   $  0.95
                                                              =========   =======
Exercisable, June 30, 2000 (unaudited)......................    608,375   $  0.29
                                                              =========   =======



     The Company had no options granted, exercisable, forfeited or outstanding prior to December 31, 1998, and no options outstanding at December 31, 1999 were exercisable.

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)



     The following table summarizes unaudited information about the stock options outstanding at June 30, 2000:



                                                             OPTIONS EXERCISABLE
                                                                JUNE 30, 2000
                          OPTIONS OUTSTANDING               ---------------------
                               WEIGHTED-        WEIGHTED-               WEIGHTED-
                           AVERAGE REMAINING     AVERAGE                 AVERAGE
 EXERCISE    NUMBER OF     CONTRACTUAL LIFE     EXERCISE    NUMBER OF   EXERCISE
   PRICE      OPTIONS           (YEARS)           PRICE      OPTIONS      PRICE
-----------  ----------   -------------------   ---------   ---------   ---------
  $0.0022     2,377,620           9.5            $ 0.002          --         --
   0.07         435,000          9.75            $ 0.007      30,000      $0.01
 0.14-0.26      442,500          9.75            $ 0.224     355,000      $0.22
 0.33-0.50      564,000          9.75            $ 0.428     208,000      $0.41
 0.65-0.79       82,500          9.75            $ 0.687      15,000      $0.70
 0.93-1.23    1,401,750          9.75            $ 1.014          --         --
 3.10-3.33      115,500          9.75            $ 3.291          --         --
   4.00         778,650          9.75            $ 4.000         375      $4.00
   4.67          60,000          10.0            $ 4.677          --         --
   7.28          45,000          9.75            $ 8.013          --         --
             ----------                                      -------
              6,302,520                                      608,375



     The Company has computed the pro forma disclosures required under SFAS No. 123 for stock and option grants during the year ended December 31, 1999 and the six month period ended June 30, 2000 using the Black-Scholes option pricing model prescribed by SFAS No. 123, using the following assumptions:



                                                              DECEMBER 31,    JUNE 30,
                                                                  1999          2000
                                                              ------------    --------
Expected option lives.......................................      5 yrs       3-4 yrs
Weighted average risk-free interest rate....................       6.25%         6.65%
Weighted average fair value of options granted..............     $10.26       $  9.61



     Expected volatility for the year ended December 31, 1999 was assumed to be 0% as the Company was a nonpublic entity. At June 30, 2000 the Company is no longer considered a nonpublic entity, as defined by SFAS No. 123, as a result of its Form S-1 filing in April 2000. As such, the Company has used an assumed volatility of 140% for the six month ended June 30, 2000 based on industry comparables. In addition, the Company assumed no dividends in the calculation of compensation cost under SFAS No. 123.



     If compensation cost had been determined for stock and option grants to employees based on the provisions of SFAS No. 123, the Company's net loss and net loss per share for the year ended December 31, 1999 and the six month period ended June 30, 2000 would have increased to the pro forma amounts indicated below (dollars in thousands, except per share data):



                                                              DECEMBER 31,    JUNE 30,
                                                                  1999          2000
                                                              ------------    --------
Net loss:
  As reported...............................................    $(7,022)      $(21,639)
  Pro forma.................................................    $(7,168)      $(21,750)
Basic and diluted net loss per share attributable to common
  shareholders:
  As reported...............................................    $ (1.15)      $  (1.74)
  Pro forma.................................................    $ (1.16)      $  (1.74)

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)


     Stock Awards. In 1998 and 1999, the Company awarded common and Series A preferred stock to certain employees of the Company. Total compensation expense related to these awards for the years ended December 31, 1998 and 1999 was approximately $96,000 and $385,000, respectively.


     Common Stock Warrant. In connection with the issuance of the Series A preferred stock in May 1999, the Company issued to a financial broker for services rendered, warrants to purchase 187,173 shares of common stock at $0.80 per share. The warrants vested immediately and expire in May 2004. The estimated fair value of the warrants at the time of issuance, based on the fair value of the services received, was $80,000, and has been reflected as a deduction from the preferred stock offering proceeds in the accompanying balance sheet. As of December 31, 1999, these warrants were outstanding and exercisable in full.



     2000 Equity Compensation Plan. In August, 2000, the 2000 Equity Compensation Plan (the "2000 Equity Plan") was adopted by the Board of Directors and received shareholder approval. A total of 3,750,000 shares of common stock have been reserved for issuance under the 2000 Equity Plan. Under the terms of the 2000 Equity Plan, the Company is authorized to grant both incentive stock options that qualify under the Internal Revenue Code and nonqualified stock options. Incentive stock options can only be granted to our employees and nonqualified stock options to employees, officers, directors consultants and advisors. The committee selects the individuals to whom awards will be granted and determines the award exercise price and other terms of each award, subject to the provisions of the 1999 Equity Plan. Options granted under the 1999 Equity Plan will expire on a date determined by the committee, not to exceed 10 years. No options have been granted under this plan.



     2000 Non-Employee Directors Plan. In June, 2000, the 2000 Non-Employee Directors Stock Option Plan (the "2000 Non-Employee Plan") was adopted by our board of directors pending shareholder approval. A total of 180,000 shares of our common stock have been authorized for issuance under this plan. Of the shares reserved for issuance, 120,000 remain available for future issuance as of August 10, 2000.



     The 2000 Non-Employee Plan is administered by the compensation committee of our board of directors. Each member of our board of directors who is not an employee of the company and who is not affiliated with an entity that invested in us prior to the completion of this offering will receive stock options under the 2000 non-employee directors stock option plan. Each person who was or became a non-employee director on the effective date of the 2000 non-employee directors stock option plan was automatically granted on the effective date one option to purchase 45,000 shares of our common stock and a second option to purchase 15,000 shares of our common stock. Each person who becomes a non-employee director after the effective date of 2000 non-employee directors stock option plan will be automatically granted on the date he first becomes a non-employee director one option to purchase 45,000 shares of our common stock and a second option to purchase 15,000 shares of our common stock. In addition, on the date of each annual shareholders meeting, each person who is re-elected as a non-employee director on that date will be automatically granted an option to purchase 15,000 shares of our common stock. All stock options granted under the 2000 non-employee directors stock option plan will be nonqualified stock options.



8. RELATED PARTY TRANSACTIONS



     During 1999, the Company paid withholding taxes relating to preferred stock awards on behalf of two shareholders, and recorded employee receivables of $127,000 in the accompanying financial statements at December 31, 1999. These amounts were repaid to the Company in March 2000. The Company has a formal agreement, to indemnify these shareholders against certain liabilities relating to these stock awards up to $1,000,000.

                                YOUCENTRIC, INC.

(INFORMATION AS OF JUNE 30, 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND
                               2000 IS UNAUDITED)



     In April 2000, the Company completed the sale of Series B Preferred Stock for approximately $31 million. The private investment firm which purchased all of the Company's Series A Preferred Stock in May 1999, also purchased 415,974 shares of the Series B Preferred Stock. One of the Company's directors is a general partner in the private investment firm. Another investor purchased 831,946 shares of the Series B Preferred Stock. One of the Company's directors is a principal with the investor.

                        [Artwork for Inside Back Cover]


                             The YOUrelate Solution


[Diagram illustrating how:

     - elements of "Our Clients' Business Vision," each shown as individual circles labeled "Clients' business and selling processes," "Clients' data model" and "Clients' unique ideas;"

are combined with

     - elements of "Flexible YOUrelate Components," each shown as individual circles labeled "Accounts," "Contacts," "Products," "Activities," "Forecasts" and "Opportunities;"


to create a structure resembling a molecule connecting all of the individual circles into the Mass-Customized Solution]



       Our mass-customized software solution can be tailored to match the unique aspects of our clients' evolving business methods.

                               [YOUcentric LOGO]

                          [PROSPECTUS BACK COVER PAGE]

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  SUBJECT TO COMPLETION, DATED AUGUST 16, 2000



                                                               [YOUCENTRIC LOGO]



                                5,000,000 SHARES


                                  COMMON STOCK


     YOUcentric, Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We intend to apply to have our common stock approved for quotation on the Nasdaq National Market under the symbol "YOUC." We estimate that the initial public offering price will be between $11.00 and $13.00 per share.


                             ---------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             ---------------------

                                                              PER SHARE    TOTAL
                                                              ---------    -----
Public Offering Price.......................................  $           $
Underwriting Discounts and Commissions......................  $           $
Proceeds to YOUcentric......................................  $           $


     THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



     YOUcentric has granted the underwriters an option to purchase up to 750,000 additional shares of common stock to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to
purchasers on                , 2000.



ROBERTSON STEPHENS INTERNATIONAL LIMITED

                DAIN RAUSCHER WESSELS
                                U.S. BANCORP PIPER JAFFRAY
                                             LEGG MASON WOOD WALKER
                                                  INCORPORATED

                The date of this prospectus is           , 2000.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Dain Rauscher Incorporated, U.S. Bancorp Piper Jaffray Inc. and Legg Mason Wood Walker, Inc., have each agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

                                                                NUMBER
UNDERWRITERS                                                   OF SHARES
------------                                                   ---------
FleetBoston Robertson Stephens Inc. ........................
Dain Rauscher Incorporated..................................
U.S. Bancorp Piper Jaffray Inc. ............................
Legg Mason Wood Walker, Inc. ...............................


INTERNATIONAL UNDERWRITER
-------------------------
FleetBoston Robertson Stephens International Limited........
                                                               ---------
          Total.............................................   5,000,000
                                                               =========


     We have been advised that the underwriters propose to offer the shares of common stock to the public at the public offering price located on the cover page of this prospectus and to dealers at that price less a concession of not in
excess of $     per share, of which $     may be reallowed to other dealers.
After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction in this price will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus.

     The underwriters have advised us that they do not expect sales to
discretionary accounts to exceed   % of the total number of shares offered.


     Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the same price per share as we will receive for the 5,000,000 shares that the underwriters have agreed to purchase. If the underwriters exercise the option in full, we will sell 750,000 additional shares. To the extent that the underwriters exercise this option, each of the underwriters will have a commitment to purchase approximately the same percentage of additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 5,000,000 shares offered by this prospectus. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the 5,000,000 shares are being sold. We will be obligated under this option to sell shares to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the 5,000,000 shares of common stock offered by this prospectus.


     The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                    WITHOUT OVER-        WITH OVER-
                                                       PER SHARE   ALLOTMENT OPTION   ALLOTMENT OPTION
                                                       ---------   ----------------   ----------------
Public offering price................................     $              $                  $
Underwriting discounts and commissions...............
Proceeds, before expenses, to us.....................

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.


SEC registration fee.....................................  $   19,734
NASD filing fee..........................................       7,975
Nasdaq National Market listing fee.......................      62,000
Printing and engraving expenses..........................     200,000
Legal fees and expenses..................................     550,000
Accounting fees and expenses.............................     400,000
Blue Sky fees and expenses (including legal fees)........       2,500
Transfer agent and registrar fees and expenses...........      15,000
Directors and Officers Insurance.........................     400,000
Miscellaneous............................................     150,000
                                                           ----------
          Total..........................................   1,807,209
                                                           ==========



     The Company will bear all expenses shown above.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our Articles of Incorporation provide that our directors and officers shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director or officer to the fullest extent permitted by North Carolina law. Under Section 55-8-51 of the North Carolina Business Corporation Act, we may indemnify a present or former director if he conducted himself in good faith and reasonably believed, in the case of conduct in his official capacity, that his conduct was in our best interest. In all other cases, the director must have believed that his conduct was at least not opposed to our best interest. In the case of any criminal proceeding, the director must have had no reasonable cause to believe his conduct was unlawful. We may not indemnify a director in connection with a proceeding by or in the right of the company in which the director was adjudged liable to us or, in connection with any other proceeding, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Under North Carolina law, we may indemnify our officers to the same extent as our directors and to such further extent as is consistent with public policy. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We currently intend to obtain liability insurance covering our executive officers and directors against claims arising from certain acts or decisions by them in their capacities as officers and directors of the company, subject to certain exclusions and deductible and maximum amounts, which may extend to, among other things, liabilities arising under the Securities Act.

     The Underwriting Agreement (Exhibit 1.1) provides that the underwriters will indemnify us, our directors and executive officers and other persons for certain liabilities, including liabilities arising under the Securities Act of 1933.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In the three years preceding the filing of this registration statement, we have issued and sold the following securities on the date and for the consideration referenced below:


          1. In May 1999, we issued and sold 4,159,446 shares of our Series A preferred stock to four investment partnerships affiliated with Technology Crossover Ventures in a private offering for an aggregate purchase price of $5.0 million. In connection with this private offering, we also issued a warrant to purchase an aggregate of 187,173 shares of common stock at an exercise price of $0.80 per share to the placement agent for this transaction.



          2. In March and April 2000, we issued and sold 2,572,376 shares of our Series B preferred stock to accredited investors in a private offering for an aggregate purchase price of $30.9 million. In connection with this private offering, we also issued 32,346 shares of common stock to the placement agent for this transaction.


     The issuances and sales of securities in the above transactions were made in reliance on the exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof or Regulation D thereunder. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. Similar representations of investment intent were obtained and similar legends imposed in connection with any subsequent transfers of such securities. We believe that all recipients had adequate access, through employment or other relationships, to information about us to make an informed investment decision.


     In addition, in December 1999 and March, June and August 2000, we granted options to purchase an aggregate of 7,896,743 shares of common stock to employees, consultants and a director with a weighted average exercise price of $1.54 per share, including 4,027,200 options granted under the 1999 Equity Compensation Plan, in reliance on the exemption from registration under the Securities Act provided by Rule 701 and Section 4(2) of the Securities Act.


     No underwriters were involved in the foregoing sales of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
          1.1            -- Form of Underwriting Agreement
          3.1*           -- Amended and Restated Articles of Incorporation
          3.2            -- Form of Amended and Restated Articles of Incorporation,
                            to be filed immediately following the closing of this
                            offering
          3.3*           -- Bylaws, as amended
          3.4            -- Form of Amended and Restated Bylaws, to be effective upon the closing of this offering
          3.5            -- Third Amendment to Bylaws
          4.1**          -- Specimen common stock certificate
          4.2            -- See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the
                            Articles of Incorporation and Bylaws of YOUcentric
                            defining the rights of holders of common stock
          5.1            -- Opinion of Kilpatrick Stockton LLP
         10.1*           -- 1999 Equity Compensation Plan, as amended
         10.2            -- Stock Option Agreement dated as of March 31, 2000 between
                            YOUcentric and Donald A. DeLoach for 600,000 shares

EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
         10.3            -- Stock Option Agreement dated as of March 31, 2000 between
                            YOUcentric and Donald A. DeLoach for 200,000 shares
         10.4*           -- Stock Option Agreement dated as of December 23, 1999,
                            between YOUcentric and Mark D. Logan, as amended
         10.5*           -- Stock Option Agreement dated as of December 23, 1999,
                            between YOUcentric and J. Wells Tiedeman, as amended
         10.6            -- Stock Option Agreement dated as of March 31, 2000,
                            between YOUcentric and Robert J. Cummings
         10.7*           -- Amended and Restated Investors' Rights Agreement dated
                            March 3, 2000
         10.8*           -- Office Lease dated November 11, 1997, as amended, between
                            YOUcentric and 6000 Fairview Associates, LLC
         10.9*           -- Office Sublease dated February 10, 1999 between
                            YOUcentric and United Dominion Industries, Inc.
         10.10*          -- Indemnification Agreement dated May 13, 1999 between
                            YOUcentric and C. Toms Newby, III
         10.11*          -- Stock Restriction Agreement dated May 13, 1999 between
                            YOUcentric and Thomas M. Fedell
         10.12*          -- Stock Restriction Agreement dated May 13, 1999 between
                            YOUcentric and Robert E. Kear
         10.13*          -- Stock Restriction Agreement dated May 13, 1999 between
                            YOUcentric and Karl R. Johnson
         10.14*          -- Stock Restriction Agreement dated May 13, 1999 between
                            YOUcentric and Mark D. Logan
         10.15*          -- Stock Restriction Agreement dated May 13, 1999 between
                            YOUcentric and J. Wells Tiedeman
         10.16*          -- Form of Employment Agreement between YOUcentric and each of Thomas M. Fedell, Robert E. Kear, Karl R. Johnson,
                            Mark D. Logan, J. Wells Tiedeman and Donald A. DeLoach
         10.17*          -- Form of Proprietary Information and Inventions Agreement
                            between YOUcentric and each of Thomas M. Fedell, Robert
                            E. Kear, Karl R. Johnson, Mark D. Logan, J. Wells
                            Tiedeman and Donald A. DeLoach
         10.18*          -- Warrant dated May 13, 1999 issued by YOUcentric to Haas
                            Financial Advisors, Inc.
         10.19           -- Office Lease dated April 27, 2000 between YOUcentric and
                            BCI Property Company No. 11
         10.20           -- 2000 Non-Employee Directors Stock Option Plan
         10.21           -- 2000 Equity Compensation Plan
         10.22           -- Employee Stock Purchase Plan
         10.23           -- Indemnification Agreement dated August 9, 2000 between
                            YOUcentric and Mark Logan
         10.24           -- Indemnification Agreement dated August 9, 2000 between
                            YOUcentric and J. Wells Tiedeman
         10.25           -- Amendment to Stock Option Agreement between YOUcentric
                            and Mark D. Logan
         10.26           -- Amendment to Stock Option Agreement between YOUcentric
                            and J. Wells Tiedeman

EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
         11.1            -- Statement re Computation of Per Share Earnings
         23.1            -- Consent of Deloitte and Touche LLP
         23.2            -- Consent of Kilpatrick Stockton LLP (included in Exhibit
                            5.1)
         24.1*           -- Powers of Attorney (see page II-5)
         24.2            -- Power of Attorney for Timothy K. Armour
         27.1            -- Financial Data Schedule


---------------


 * Previously filed.



** To be filed by amendment.


     (b) Financial Statements:

     All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the North Carolina Business Corporation Act, the Amended and Restated Articles of Incorporation of the registrant, the Underwriting Agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlotte, North Carolina on this 15th day of August, 2000.


                                            YOUCENTRIC, INC.

                                            By:     /s/ DONALD A. DELOACH
                                              ----------------------------------
                                                      Donald A. DeLoach
                                                      President and Chief
                                                      Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                          *                            Chairman of the Board of         August 15, 2000
-----------------------------------------------------    Directors (Principal
                  Thomas M. Fedell                       Executive Officer)

                /s/ DONALD A. DELOACH                  President and Chief Executive    August 15, 2000
-----------------------------------------------------    Officer and Director
                  Donald A. DeLoach

                          *                            Chief Financial Officer          August 15, 2000
-----------------------------------------------------    (Principal Financial and
                   J. Blount Swain                       Accounting Officer)

                          *                            Executive Vice President of      August 15, 2000
-----------------------------------------------------    Corporate Strategy and
                   Robert E. Kear                        Director

                          *                            Chief Technology Officer and     August 15, 2000
-----------------------------------------------------    Director
                   Karl R. Johnson

                          *                            Director                         August 15, 2000
-----------------------------------------------------
                 C. Toms Newby, III

                          *                            Director                         August 15, 2000
-----------------------------------------------------
                  David J. Scanlan

                /s/ TIMOTHY K. ARMOUR                  Director                         August 15, 2000
-----------------------------------------------------
                  Timothy K. Armour

*By:            /s/ DONALD A. DELOACH
     ------------------------------------------------
                      Donald A. DeLoach
                      Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
          1.1            -- Form of Underwriting Agreement
          3.2            -- Form of Amended and Restated Articles of Incorporation,
                            to be filed immediately following the closing of this
                            offering
          3.4            -- Form of Amended and Restated Bylaws, to be effective upon the closing of this offering
          3.5            -- Third Amendment to Bylaws
          5.1            -- Opinion of Kilpatrick Stockton LLP
         10.2            -- Stock Option Agreement dated as of March 31, 2000 between
                            YOUcentric and Donald A. DeLoach for 600,000 shares
         10.3            -- Stock Option Agreement dated as of March 31, 2000 between
                            YOUcentric and Donald A. DeLoach for 200,000 shares
         10.6            -- Stock Option Agreement dated as of March 31, 2000,
                            between YOUcentric and Robert J. Cummings
         10.19           -- Office Lease dated April 27, 2000 between YOUcentric and
                            BCI Property Company No. 11
         10.20           -- 2000 Non-Employee Directors Stock Option Plan
         10.21           -- 2000 Equity Compensation Plan
         10.22           -- Employee Stock Purchase Plan
         10.23           -- Indemnification Agreement dated August 9, 2000 between
                            YOUcentric and Mark Logan
         10.24           -- Indemnification Agreement dated August 9, 2000 between
                            YOUcentric and J. Wells Tiedeman
         10.25           -- Amendment to Stock Option Agreement between YOUcentric
                            and Mark D. Logan
         10.26           -- Amendment to Stock Option Agreement between YOUcentric
                            and J. Wells Tiedeman
         11.1            -- Statement re Computation of Per Share Earnings
         23.1            -- Consent of Deloitte and Touche LLP
         24.2            -- Power of Attorney for Timothy K. Armour
         27.1            -- Financial Data Schedule